   AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON SEPTEMBER 26, 2000
                                                      REGISTRATION NO. 333-
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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-1
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                                  ROXIO, INC.

             (Exact name of Registrant as specified in its charter)

           DELAWARE                        7372                    77-0551214
 (State or other jurisdiction        (Primary Standard          (I.R.S. Employer
              of                        Industrial           Identification Number)
incorporation or organization)  Classification Code Number)

                          461 SOUTH MILPITAS BOULEVARD
                           MILPITAS, CALIFORNIA 95035
                                 (408) 945-8600

         (Address, including zip code, and telephone number, including area code, of Registrant's principal executive offices)

                             WM. CHRISTOPHER GOROG
                            CHIEF EXECUTIVE OFFICER
                                  ROXIO, INC.
                          461 SOUTH MILPITAS BOULEVARD
                           MILPITAS, CALIFORNIA 95035
                                 (408) 945-8600

 (Name, address, including zip code, and telephone number, including area code, of agent for service)
                         ------------------------------

                                   COPIES TO:

    HENRY P. MASSEY, JR., ESQ.               DANA E. MILES, ESQ.                  BROOKS STOUGH, ESQ.
     KATHARINE A. MARTIN, ESQ.                  Adaptec, Inc.                    DAVID W. KLING, ESQ.
 Wilson Sonsini Goodrich & Rosati       691 South Milpitas Boulevard            BROOKE D. COLEMAN, ESQ.
     Professional Corporation            Milpitas, California 95035       Gunderson Dettmer Stough Villeneuve
        650 Page Mill Road                     (408) 945-8600                  Franklin & Hachigian, LLP
    Palo Alto, California 94304                                                 155 Constitution Drive
          (650) 493-9300                                                     Menlo Park, California 94025
                                                                                    (650) 321-2400

                           --------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.
                           --------------------------

    If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. / /

    If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / /

    If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box. / /
                           --------------------------

                        CALCULATION OF REGISTRATION FEE

                                                               PROPOSED MAXIMUM
                   TITLE OF EACH CLASS OF                          AGGREGATE            AMOUNT OF
                SECURITIES TO BE REGISTERED                    OFFERING PRICE(1)   REGISTRATION FEE(2)
Common Stock, par value $.001 per share.....................      $57,500,000            $15,180

(1) Estimated solely for the purpose of computing the amount of the registration fee pursuant to Rule 457(o) promulgated under the Securities Act of 1933.

(2) Calculated pursuant to Rule 457(a) under the Securities Act of 1933 based on an estimate of the proposed maximum aggregate offering price.
                           --------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVENESS UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(a) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(a), MAY DETERMINE.

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THE INFORMATION IN THIS PROSPECTUS IS NOT COMPLETE AND MAY BE CHANGED. WE MAY NOT SELL THESE SECURITIES UNTIL THE REGISTRATION STATEMENT FILED WITH THE SECURITIES AND EXCHANGE COMMISSION IS EFFECTIVE. THIS PROSPECTUS IS NOT AN OFFER TO SELL SECURITIES AND IT IS NOT SOLICITING OFFERS TO BUY THESE SECURITIES IN ANY STATE WHERE THE OFFER OR SALE IS NOT PERMITTED.

PROSPECTUS (SUBJECT TO COMPLETION)
ISSUED              , 2000

                                         SHARES

                                  [ROXIO LOGO]

                                  COMMON STOCK

                               -----------------

ROXIO, INC. IS OFFERING SHARES OF ITS COMMON STOCK. THIS IS OUR INITIAL PUBLIC OFFERING AND NO PUBLIC MARKET EXISTS FOR OUR SHARES. WE ANTICIPATE THAT THE
INITIAL PUBLIC OFFERING PRICE WILL BE BETWEEN $    AND $    PER SHARE.

                              -------------------

WE HAVE FILED AN APPLICATION FOR OUR COMMON STOCK TO BE QUOTED ON THE NASDAQ NATIONAL MARKET UNDER THE SYMBOL "ROXI."

                              -------------------

INVESTING IN OUR COMMON STOCK INVOLVES RISKS. SEE "RISK FACTORS" BEGINNING ON PAGE 8.

                            ------------------------

                                PRICE $  A SHARE

                            ------------------------

                                                                   UNDERWRITING
                                                PRICE TO           DISCOUNTS AND         PROCEEDS TO
                                                 PUBLIC             COMMISSIONS             ROXIO
                                                --------           -------------         -----------
PER SHARE................................           $                    $                    $
TOTAL....................................           $                    $                    $

ROXIO HAS GRANTED THE UNDERWRITERS AN OPTION TO PURCHASE UP TO AN ADDITIONAL
      SHARES TO COVER OVER-ALLOTMENTS.

THE SECURITIES AND EXCHANGE COMMISSION AND STATE SECURITIES REGULATORS HAVE NOT APPROVED OR DISAPPROVED THESE SECURITIES, OR DETERMINED IF THIS PROSPECTUS IS TRUTHFUL OR COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

MORGAN STANLEY & CO. INCORPORATED EXPECTS TO DELIVER THE SHARES TO PURCHASERS ON
            , 2000.

                              -------------------

MORGAN STANLEY DEAN WITTER
                      U.S. BANCORP PIPER JAFFRAY
                                                                   WIT SOUNDVIEW

           , 2000

[Inside Front Cover]

Top: [Black Roxio Logo]

Center Caption: "The Digital Performance Software Company"

Bottom: Pictures--Four pictures in the center

        Picture 1--Picture of GoBack software

        Picture 2--Picture of Easy CD Creator software

        Picture 3--Picture of Toast software

        Picture 4--Picture of SoundStream software

                               TABLE OF CONTENTS

                                          PAGE
                                          ----
Prospectus Summary....................      4
Risk Factors..........................      8
Special Note Regarding Forward-Looking
  Statements..........................     22
Our Separation from Adaptec...........     23
Use of Proceeds.......................     25
Dividend Policy.......................     25
Capitalization........................     26
Dilution..............................     27
Selected Consolidated Financial
  Data................................     28
Management's Discussion and Analysis
  of Financial Condition and Results
  of Operations.......................     30

Business..............................     40
                                          PAGE
                                          ----
Management............................     51
Certain Transactions..................     61
Principal Stockholder.................     70
Description of Capital Stock..........     71
Shares Eligible for Future Sale.......     73
Underwriters..........................     75
Legal Matters.........................     78
Experts...............................     78
Where You Can Find More Information...     78
Index to Consolidated Financial
  Statements..........................    F-1

                            ------------------------

    You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. We are offering to sell, and seeking offers to buy, shares of common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

    In this prospectus, "Roxio," "we," "us" and "our" each refers to Roxio, Inc. and its predecessor business at Adaptec, Inc., and not the underwriters or Adaptec, Inc., and "Adaptec" refers to Adaptec, Inc.

    UNTIL       , 2000, ALL DEALERS THAT BUY, SELL OR TRADE ROXIO COMMON STOCK,
WHETHER OR NOT PARTICIPATING IN THIS OFFERING, MAY BE REQUIRED TO DELIVER A PROSPECTUS. THIS IS IN ADDITION TO THE DEALERS' OBLIGATION TO DELIVER A PROSPECTUS WHEN ACTING AS UNDERWRITERS AND WITH RESPECT TO THEIR UNSOLD ALLOTMENTS OR SUBSCRIPTIONS.

    Our logo, Easy CD Creator, GoBack, Jam, Roxio, SoundStream, TakeTwo, Toast, WinOnCD and other trademarks of Roxio mentioned in this prospectus are the property of Roxio. All other trademarks or trade names referred to in this prospectus are the property of their respective owners.

                               PROSPECTUS SUMMARY

    YOU SHOULD READ THE FOLLOWING SUMMARY TOGETHER WITH THE MORE DETAILED INFORMATION REGARDING OUR COMPANY, THE COMMON STOCK BEING SOLD IN THIS OFFERING AND OUR FINANCIAL STATEMENTS AND NOTES APPEARING ELSEWHERE IN THIS PROSPECTUS.

    We are a leading provider of digital content management software solutions that enable individuals to personalize and store music, photos, video and data onto recordable compact discs, or CDs. Our principal products are our Easy CD Creator and Toast families of CD recording software and our GoBack system recovery software. We sell our products to a wide range of customers, including leading personal computer, or PC, and CD recordable drive manufacturers such as Dell, Hewlett-Packard, Philips and Yamaha and to retailers through distributors such as Computer 2000, Ingram Micro, Softbank and Tech Data. We are the industry leader in providing software that enables individuals to record digital content to CDs. Our software was bundled with approximately 20 million CD recorders from January 1, 1999 through June 30, 2000. In an effort to increase market awareness and upgrade sales of our full-featured CD recording software, we have established strategic relationships with Microsoft and RealNetworks under which CD recording software with limited functionality is included with Microsoft Windows Media Player 7 and RealNetworks RealJukebox.

    The Internet is becoming widely used as a platform for digital content delivery due to the adoption of high speed Internet connections and the popularity of web sites that distribute music and other content. Individuals are also increasingly creating content with devices such as digital cameras and digital camcorders and uploading it to their PCs. This growth in digital content has driven consumer demand for applications that allow content to be personalized, stored and played back in a large installed base of electronic devices such as portable CD players, DVD players, car stereos and home audio systems. With the advent of CD recorders and CD recording software, individuals can now store digital content using a high-capacity medium which is inexpensive, reliable and portable. Industry research firm Santa Clara Consulting Group estimates that the installed base of CD recorders will grow to over 90 million by the end of 2001. They also estimate that over five billion recordable CDs will be sold in 2001.

    Our products are used for personalizing and recording digital content to CDs and for PC system recovery. We have also recently introduced a product for recording digital content to digital versatile discs, or DVDs. We focus on delivering software solutions which are reliable, easy to use and compatible across a broad range of PC operating systems. Our leading product, Easy CD Creator, allows users to record music downloaded from the Internet, store digital photos and share large data files, such as PowerPoint presentations. We devote extensive resources to testing our CD recording software to ensure that it is compatible with different CD recorders, works with popular operating systems and supports an extensive array of technical standards for audio, data, enhanced music and video on CD or DVD. Based on industry data, we estimate that our CD recording software was included with approximately 66% of the CD recorders shipped during 1999.

    Our GoBack system recovery software enables PC users to more quickly recover data and software applications in the event of a system crash, virus attack or human error. This recovery is accomplished by restoring a PC's hard drive to its state as of a previous point in time. We believe that as users in both the home and office spend more time on PCs connected to the Internet, costs associated with the loss of data and productivity will grow, increasing the need for data protection and system recovery solutions for PCs. By working continuously and transparently, we believe GoBack represents a new approach to providing system recovery for individual PCs.

    Our objective is to become the leading provider of digital content management solutions. We plan to broaden the deployment of our CD recording technology and system recovery solutions by expanding our product offerings through internal development. We also intend to pursue acquisitions and additional partnerships and introduce new marketing approaches. We believe we are well positioned to expand our role in the delivery of content over the Internet, participate in initiatives for the protection of copyrighted material and continue to develop DVD recording software.

                           RELATIONSHIP WITH ADAPTEC

    We are currently a wholly-owned subsidiary of Adaptec. On June 8, 2000, Adaptec announced its plan to make substantially all of its software products group, subsequently incorporated as Roxio, Inc., into an independent, publicly-traded company focused on providing digital content management solutions. After the completion of this offering, Adaptec will own approximately
  % of the outstanding shares of our common stock, or approximately   % if the
underwriters exercise their over-allotment option in full. Adaptec intends to complete its divestiture of us approximately six months after this offering by distributing all of the shares of Roxio common stock owned by it to the holders of its common stock.

    We have entered into agreements with Adaptec that provide for the separation of our business operations from Adaptec. These agreements are not conditioned on the distribution of our shares by Adaptec. In general, they provide for the transfer from Adaptec to us of assets comprising our business and the assumption by us of liabilities relating to our business. Substantially all of these transfers have been or will be completed prior to the completion of this offering.

    The agreements between Adaptec and us also govern our various interim and ongoing relationships. All of the agreements providing for our separation from Adaptec were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from Adaptec. The terms of these agreements may be more or less favorable to us than if they had been negotiated with unaffiliated third parties. See "Risk Factors--Risks Relating to Separating Roxio from Adaptec" and "Certain Transactions."

    Adaptec will determine the timing, structure and terms of its distribution of our common stock in its sole discretion. We have agreed to cooperate with Adaptec in all respects to complete the distribution because we believe that our complete separation from Adaptec will enhance our ability to pursue our business strategy. Adaptec is seeking a private letter ruling from the Internal Revenue Service to ensure that the distribution of its shares of Roxio common stock to the holders of its common stock will be tax-free to Adaptec and its stockholders for United States federal income tax purposes. However, Adaptec is not obligated to complete the distribution, and the distribution may not occur in the contemplated time frame or at all. For a discussion of the risks associated with Adaptec not completing the distribution, see "Risk Factors--Risks Relating to Separating Roxio from Adaptec--Our stock price may decline and our business may suffer if Adaptec does not complete its distribution of our common stock."

                           BENEFITS OF THE SEPARATION

    We believe that we will realize benefits from our complete separation from Adaptec, including the following:

    - GREATER FOCUS. The separation will allow us to have our own board of directors, management team and employees focused specifically on our business and strategic opportunities. We will also have greater ability to modify our business processes and organization to better fit the needs of our business, customers and employees.

    - ALIGNED EMPLOYEE INCENTIVES AND GREATER ACCOUNTABILITY. We expect the motivation of our employees and the focus of our management will be strengthened by incentive compensation programs tied to the market performance of our common stock and linked to the performance of the Roxio business. We also expect that our ability to attract and retain qualified personnel will be enhanced.

    - DIRECT ACCESS TO CAPITAL MARKETS. As a separate company, we will have direct access to the capital markets to fund operations and acquire businesses, key products and technologies.

                                  THE OFFERING

Common stock offered.................................  _________ shares
Common stock to be outstanding immediately after this
  offering...........................................  _________ shares
Common stock to be held by Adaptec immediately after
  this offering......................................  _________ shares
Use of proceeds......................................  We intend to use the net proceeds of this offering for general corporate purposes,
                                                       including capital expenditures and working
                                                       capital and to repay the principal and pay
                                                       accrued interest on a $30 million promissory
                                                       note issued by us to Adaptec. We may also use
                                                       a portion of the net proceeds of this offering
                                                       to acquire key products and technologies. See
                                                       "Use of Proceeds."
Proposed Nasdaq National Market symbol...............  ROXI

    The foregoing information is based on       shares outstanding as of
September 20, 2000, all of which are owned by Adaptec. Unless we specifically state otherwise, the information in this prospectus does not take into account
the issuance of up to       shares of common stock which the underwriters have
the option to purchase solely to cover over-allotments or       shares of our
common stock reserved for issuance under our stock plans. See "Management--Employee and Director Benefit Plans."

    We were incorporated in Delaware in August 2000 as a wholly-owned subsidiary of Adaptec. Our principal executive offices are located at 461 South Milpitas Boulevard, Milpitas, California, and our telephone number is (408) 945-8600.

    Our fiscal year ends on March 31. Our fiscal quarters end on a Friday and are 13 weeks in length. However, for presentation purposes, we have presented our fiscal quarters as ending on June 30, September 30 and December 31.

                      SUMMARY CONSOLIDATED FINANCIAL DATA

    The following tables present our summary consolidated financial data. The data presented in these tables are derived from our historical consolidated financial statements and notes to those statements included elsewhere in this prospectus. The consolidated statement of operations data presented below include the results of operations of CeQuadrat GmbH from July 1, 1999 and Wild File, Inc. from March 11, 2000, both of which we acquired and accounted for as purchases. See our unaudited pro forma combined financial information included elsewhere in this prospectus for pro forma information related to these acquisitions. You should read those sections along with "Management's Discussion and Analysis of Financial Condition and Results of Operations" for a further explanation of the financial data summarized here.

    The historical financial information may not be indicative of our future performance and does not reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

                                                                                              THREE MONTHS
                                                               YEAR ENDED MARCH 31,          ENDED JUNE 30,
                                                          ------------------------------   -------------------
                                                            1998       1999       2000       1999       2000
                                                          --------   --------   --------   --------   --------
                                                                 (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues............................................  $38,654    $43,129    $77,791    $ 9,869    $29,276
Gross profit............................................   29,779     34,129     62,139      7,840     23,275
Income (loss) from operations before provision for
  income taxes and cumulative effect of a change in
  accounting principle..................................    8,261      2,523      9,458     (1,286)     5,018
Net income (loss).......................................  $ 6,094    $ 2,110    $ 5,170    $(1,007)   $ 3,114
Unaudited pro forma basic and diluted net income (loss)
  per share.............................................
Weighted average shares used in computing unaudited pro
  forma basic and diluted net income (loss) per share...

    The unaudited pro forma consolidated balance sheet data presented below assumes our separation from Adaptec occurred on June 30, 2000 and reflects our receipt of cash from our issuance of a $30 million promissory note to Adaptec on the date of separation, as well as the retention by Adaptec of most of our accounts receivable, inventory and accounts payable. Adaptec intends to retain these balances as of the date of separation for administrative convenience, and as such, certain accounts receivable, inventory and accounts payable are excluded from our pro forma balance sheet data as of June 30, 2000. See "Certain Transactions" for more information regarding assets to be transferred to and liabilities to be assumed by us on the date of separation. The unaudited pro forma as adjusted consolidated balance sheet data further reflect our receipt of the estimated net proceeds of this offering and our subsequent payment to Adaptec of the principal and accrued interest on our promissory note to Adaptec.
Net proceeds of this offering are estimated based on the sale of       shares of
common stock at an assumed initial public offering price of $      per share,
after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us.

                                                                     AS OF JUNE 30, 2000
                                                              ----------------------------------
                                                                                      PRO FORMA
                                                               ACTUAL    PRO FORMA   AS ADJUSTED
                                                              --------   ---------   -----------
                                                                        (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents...................................  $     --    $ 34,617     $
Working capital.............................................    10,103         273
Total assets................................................    57,825      74,908
Promissory note issued to Adaptec...........................        --      30,000
Total owner's net investment/stockholders' equity...........    45,576      35,742

                                  RISK FACTORS

    YOU SHOULD CAREFULLY CONSIDER THE RISKS DESCRIBED BELOW AND THE OTHER INFORMATION IN THIS PROSPECTUS BEFORE MAKING AN INVESTMENT DECISION. OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS COULD BE SERIOUSLY HARMED IF ANY OF THESE RISKS MATERIALIZE. ADDITIONAL RISKS NOT PRESENTLY KNOWN TO US OR THAT WE CURRENTLY DEEM IMMATERIAL MAY ALSO IMPAIR OUR BUSINESS, FINANCIAL CONDITION OR OPERATING RESULTS. THE TRADING PRICE OF OUR COMMON STOCK COULD DECLINE DUE TO ANY OF THESE RISKS, AND YOU MAY LOSE ALL OR PART OF YOUR INVESTMENT.

RISKS RELATING TO OUR BUSINESS

    FLUCTUATIONS IN OUR QUARTERLY OPERATING RESULTS MAY CAUSE OUR STOCK PRICE TO DECLINE.

    Our quarterly operating results may fluctuate from quarter to quarter. We cannot reliably predict future revenue and margin trends, and such trends may cause us to adjust our operations. Other factors that could affect our quarterly operating results include:

    - demand for and market acceptance of our products;

    - timing of new product introductions and our ability to transition between product versions;

    - product returns upon the introduction of new product version and pricing adjustments for our distributors;

    - seasonal fluctuations in sales;

    - anticipated declines in selling prices of our products to original equipment manufacturers and potential declines in selling prices to other parties as a result of highly competitive pressures;

    - changes in the relative portion of our revenues represented by our various products and customers;

    - adverse changes in the level of economic activity in the United States or other major economies in which we do business, or in industries, such as PC manufacturing, on which we are particularly dependent;

    - our inability to correctly forecast revenues;

    - our competitors' announcements of new products, services or technological innovations;

    - foreign currency exchange rate fluctuations;

    - costs related to possible acquisitions of other businesses;

    - changes in our business relationships;

    - technical difficulties, errors or defects affecting the operation of our software;

    - changes in the timing of product orders due to unexpected delays in the introduction of our customers' products, due to lifecycles of such customers' products ending earlier than expected, or due to market acceptance of our customers' products; and

    - timely and accurate reporting to us by our original equipment manufacturer customers of units shipped.

    OUR CD RECORDING SOFTWARE ACCOUNTS FOR THE MAJORITY OF OUR REVENUE. IF DEMAND FOR THIS SOFTWARE FALLS, OUR SALES COULD BE SIGNIFICANTLY REDUCED AND OUR OPERATING RESULTS MAY SUFFER.

    Historically, nearly all of our operating revenue has come from sales of our CD recording software. Any factors adversely affecting the pricing of, demand for or market acceptance of our CD recording software products, such as competition or technological change, would materially adversely affect our business and operating results. In particular, sales of our Easy CD Creator software have contributed a significant portion of our revenue. We expect that this product will continue to account for a majority of our software license revenue for the foreseeable future. Our future operating results depend on the continued market acceptance of our CD recording software, including future enhancements. Competition, technological change or other factors could decrease demand for these products or make these products obsolete.

    If new technologies or formats replace the CD as the preferred method of consumers to store digital content, such as DVD or portable MP3 players, sales of our current CD recording products could be seriously harmed. Additionally, if new consumer appliance technologies replace the PC as the preferred means of personalizing and managing digital content, our business could be seriously harmed.

    WE EXPECT OUR FUTURE SUCCESS WILL HEAVILY DEPEND ON THE SALE OF UPGRADES TO OUR CD RECORDING SOFTWARE PRODUCTS. IF WE FAIL TO SELL UPGRADES TO SUCH PRODUCTS EFFECTIVELY, OUR REVENUES MAY BE HARMED.

    Historically, we have derived a significant portion of our revenue from sales of our CD recording software products to original equipment manufacturers of PCs and CD recorders. Recently, because of competition in the PC industry and the diminishing margins PC manufacturers have been experiencing, we have reduced the prices we charge PC manufacturers to include our software in their product offerings. If this trend continues as anticipated, we expect that revenues derived from the sale of our CD recording software products to PC manufacturers in total and as a percentage of net revenue will decline. As such, our future success will depend in part on our ability to sell software upgrades. Although we are developing marketing strategies to increase our sales of software upgrades, we cannot assure you that any marketing strategies we develop will be successful in increasing our upgrade rate or that users will not be content with the version of our software that is included in their PC or CD recorder purchase.

    TO BE SUCCESSFUL, WE MUST DEVELOP NEW PRODUCTS AND LEAD IN THE COMMERCIALIZATION OF NEW TECHNOLOGY.

    We sell our products in a market that is characterized by rapid technological changes, frequent new product and service introductions and evolving industry standards. Without the timely introduction of new products, services and enhancements, our products and services will likely become technologically obsolete. The success of our new offerings will depend on several factors, including our ability to:

    - properly identify customer needs;

    - timely complete and introduce new offerings;

    - develop or acquire new technologies and applications;

    - successfully commercialize new technologies in a timely manner;

    - maintain high standards of reliability and compatibility;

    - timely produce and deliver our products in sufficient volumes; and

    - differentiate our offerings from those of our competitors.

    OUR OPERATIONS COULD BE SIGNIFICANTLY DISRUPTED IF WE FAIL TO INTEGRATE THE MEMBERS OF OUR MANAGEMENT TEAM, MANY OF WHOM HAVE BEEN RECENTLY HIRED OR MAY BE HIRED IN THE NEAR FUTURE.

    We recently hired key management personnel, including our Chief Executive Officer. We expect to hire our Chief Financial Officer prior to the completion of this offering, and we intend to fill other key management positions in the near future. These individuals were added, and will be added, to fill newly-created positions as a result of our separation from Adaptec. In addition, our board of directors has only been recently formed and we still need to fill several vacant board seats, including three qualified members to serve on our audit committee. These individuals and the other members of our management have not previously worked together and are in the process of integrating as a management team. We cannot assure you that our new management team will work together effectively or successfully pursue our business objectives.

    IF OUR PRODUCTS DO NOT INTEROPERATE EFFECTIVELY, OUR BUSINESS COULD BE
    HARMED.

    We must design our CD recording software products to interoperate effectively with a variety of hardware and software products, including CD recorders, PCs and operating system software. We depend on significant cooperation with manufacturers of these products to achieve our design objectives and to produce products that interoperate successfully.

    IF WE FAIL TO ESTABLISH, MAINTAIN OR EXPAND OUR STRATEGIC RELATIONSHIPS WITH THIRD PARTIES, OUR GROWTH COULD BE HARMED.

    In order to expand our business, we must generate, maintain and strengthen strategic relationships with third parties. To date, we have established relationships with Microsoft and RealNetworks, through which they integrate our software into their services. We may also need to establish additional strategic relationships in the future. If these parties do not provide sufficient, high-quality service or integrate and support our software correctly, or if we are unable to enter into successful new strategic relationships, our revenues and growth may be harmed. In addition, Microsoft, RealNetworks or any future strategic partners may offer products of other companies, including products that compete directly with our products. We cannot assure you that the time and effort spent on developing or maintaining strategic relationships will produce significant benefit to us.

    A SIGNIFICANT PORTION OF OUR REVENUES CURRENTLY COMES FROM ONE DISTRIBUTOR, AND ANY DECREASE IN REVENUES FROM THIS DISTRIBUTOR COULD HARM OUR OPERATING RESULTS.

    For our fiscal year ended March 31, 2000, approximately 19% of our gross revenue came from Ingram Micro. We expect that a significant portion of our revenues will continue to depend on sales of our products to a small number of distributors. Any downturn in the business of our distributors could seriously harm our revenues and operating results. Prior to our separation from Adaptec, we distributed our products pursuant to Adaptec's distributor agreements. As part of our separation from Adaptec, we are currently negotiating new agreements with many of our distributors, including Ingram Micro. We cannot assure you that we will be able to enter into these new agreements in a timely manner or on terms and conditions, including cost, as favorable as those distributor agreements of Adaptec.

    WE ARE SUBSTANTIALLY DEPENDENT ON OUR RELATIONSHIPS WITH ORIGINAL EQUIPMENT MANUFACTURERS, AND OUR FAILURE TO MAINTAIN OR EXPAND THESE RELATIONSHIPS WOULD SERIOUSLY HARM OUR BUSINESS.

    Historically, we have derived most of our revenue from sales of our products to original equipment manufacturers, such as PC and drive manufacturers and integrators. Our Easy CD Creator software, these original equipment manufacturers typically purchase and include the standard version of this software with PCs and CD recorders. As a result, these relationships also serve an important role in distributing Easy CD Creator to the installed base of users and positioning the market for upgrades to the deluxe version of Easy CD Creator. If our competitors offer these original equipment manufacturers more favorable terms or if our competitors are able to take advantage of their existing relationships with these original equipment manufacturers, then these original equipment manufacturers may decline to include our software with their PCs and CD recorders. We cannot assure you that we will be able to maintain or expand our relationships with original equipment manufacturers.

    WE RELY ON DISTRIBUTORS AND RETAILERS TO SELL OUR PRODUCTS, AND DISRUPTIONS TO THESE CHANNELS WOULD ADVERSELY AFFECT OUR ABILITY TO GENERATE REVENUES FROM THE SALE OF OUR PRODUCTS.

    Because we sell a significant portion of our products to distributors, we are subject to many risks, including risks related to their inventory levels. Our distributors maintain significant levels of our products in their inventories. If they attempt to reduce their levels of inventory or if they do not maintain sufficient levels to meet customer demand, our sales could be negatively impacted. If we reduce the prices of our products to our distributors, we may have to compensate them for the difference between the higher price they paid to buy their inventory and the new lower prices. In addition, we are exposed to the risk of product returns from distributors, either through their exercise of contractual return rights or as a result of our strategic interest in assisting them in balancing inventories.

    Our distributors, and the retailers who sell our software to the public, also sell products offered by our competitors. If our competitors offer our distributors or retailers more favorable terms, those distributors or retailers may de-emphasize or decline to carry our products. In the future, we may not be able to retain or attract a sufficient number of qualified distributors or retailers. Further, distributors or retailers may not recommend, or continue to recommend, our products.

    IF WE ARE UNABLE TO COMPETE EFFECTIVELY WITH EXISTING OR NEW COMPETITORS, WE COULD EXPERIENCE PRICE REDUCTIONS, FEWER CUSTOMER ORDERS, REDUCED MARGINS OR LOSS OF MARKET SHARE.

    We compete in providing solutions for moving, managing and protecting digital content. The markets for providing products and services offering these solutions are highly competitive, and we expect competition to increase in the future. Key competitors for sales of our CD recording software include Ahead, Applix, BHA, DataBecker, Oak Technology, Prassi, Sonic Foundry and Veritas. Our system recovery competitors include Microsoft and PowerQuest. Microsoft has included system recovery related functionality in its recently introduced Windows Me operating system. We cannot assure you that this will not have a negative impact on sales of our GoBack software. Additionally, Microsoft has announced its intention to include CD recording software in future releases of its operating systems. Although we have entered into an agreement to provide Microsoft with CD recording software with limited functionality, we cannot assure you that Microsoft will include our CD recording software in any future releases, that they will not include CD recording software from one of our competitors, or that they will not develop their own CD recording software.

    Some of our competitors or potential competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements. They may also devote greater resources to the development, promotion and sale of their products than we do. In addition, some of our competitors or potential competitors have existing relationships with PC and CD recordable drive manufacturers, integrators or retailers which currently carry our products. If our competitors are able to exploit these existing relationships to expand into our product areas, our business could be harmed. Also, in an effort to differentiate their product offerings, our CD recordable drive manufacturer customers may acquire competing CD recording technologies to incorporate in their products.

    We expect our competitors to continue to improve the performance of their current products and services and to introduce new products, services and technologies. Successful new product introductions or enhancements by our competitors could reduce the sales and market acceptance of our products and services, cause intense price competition or make our products obsolete. To be competitive, we must continue to invest significant resources in research and development, sales and marketing and customer support. We cannot be sure that we will have sufficient resources to make these investments or that we will be able to make the technological advances necessary to be competitive. In addition, we believe that we currently have a competitive advantage in the CD recording software market due to the complex nature of the CD recording process and our expertise in this area relative to many of our competitors and potential competitors. Our competitive advantage would be reduced in the event that the CD recording process is simplified as a result of the adoption of standardized formatting for CD recorders or for other reasons. Increased competition could result in price reductions, fewer customer orders, reduced margins or loss of market share.

    DIGITAL CONTENT PROVIDERS MAY CLAIM THAT OUR CD RECORDING SOFTWARE CONTRIBUTES TO COPYRIGHT INFRINGEMENT, AND WE COULD INCUR SIGNIFICANT EXPENSES OR BE PREVENTED FROM SELLING OUR CD RECORDING SOFTWARE.

    In December 1999, A&M Records, Inc. and other record companies filed a civil suit against Napster, Inc., alleging copyright infringement and related state law violations. The plaintiffs asserted that Napster's software, which allows Internet users to exchange MP3 versions of songs with other Internet users, contributes to copyright infringement by providing tools for Internet users to easily download songs to their hard drives. The plaintiffs are seeking a permanent injunction enjoining Napster from contributing to the infringement of their copyrights, restitution of profits, compensatory and punitive damages. We believe that our software does not pose the same threats of copyright infringement as Napster's software. However, we cannot assure you that a lawsuit will not be filed against us by third parties attempting to protect their rights with respect to music, video or other digital content. Such a lawsuit could be costly and time-consuming to defend and could result in significant damages or injunctions against development and sale of certain of our products.

    TO THE EXTENT THAT CONSUMERS ARE NO LONGER ABLE TO OBTAIN FREE DIGITAL CONTENT OVER THE INTERNET, SALES OF OUR SOFTWARE MAY BE HARMED.

    We believe that our CD recording software has been successful in part because consumers want to personalize, store and access digital content. If digital content providers are successful in obtaining injunctions against web sites, such as Napster, which facilitate the free distribution of digital content, there may be less digital content on the Internet which consumers can obtain at no cost. To the extent that less free digital content is available on the Internet, demand for our CD recording software may be harmed.

    IF THE INSTALLED BASE OF CD RECORDERS DOES NOT GROW AS EXPECTED, OUR BUSINESS WOULD BE SERIOUSLY HARMED.

    Sales of our CD recording software and related services depend in large part on the continued growth of the installed base of CD recorders. While this installed base is rapidly expanding, we cannot assure you that this growth will continue as expected. Consumers may choose to purchase new PCs that do not include CD recorders, or existing PC owners may not purchase CD recorders as a stand-alone product in the numbers that are expected if an alternative technology emerges or if the demand for moving, managing and storing digital content is less than expected. Growth in the installed base of CD recorders may also be limited due to shortages in components required to manufacture CD recorders or other supply constraints. In particular, there is currently a shortage of RF amplifiers, a component used in CD recorders that is also used in mobile phones, and this shortage is expected to continue over the near term.

    IF WE FAIL TO RELEASE OUR PRODUCTS AS SCHEDULED, OR IF OUR PRODUCTS DO NOT ACHIEVE MARKET ACCEPTANCE, OUR BUSINESS WOULD BE SERIOUSLY HARMED.

    We may fail to introduce or deliver new products offerings, or new versions of existing products, on a timely basis or at all. In fiscal 1999, Easy CD Creator 4.0 was not ready for release on its scheduled release date. We believe this delay resulted in a loss of revenues for fiscal 1999. If new versions of existing products or potential new products are delayed or do not achieve market acceptance, we could experience a delay or loss of revenues and customer dissatisfaction. Customers may delay purchases of Easy CD Creator or other products in anticipation of future releases. If customers defer material orders of Easy CD Creator or other products in anticipation of new releases or new product introductions, our business would be seriously harmed.

    IF WE FAIL TO MANAGE EXPANSION EFFECTIVELY, WE MAY NOT BE ABLE TO SUCCESSFULLY MANAGE OUR BUSINESS, WHICH COULD CAUSE US TO FAIL TO MEET OUR CUSTOMER DEMAND OR TO ATTRACT NEW CUSTOMERS.

    Our ability to successfully offer our products and implement our business plan in a rapidly evolving market requires an effective planning and management process. We plan to continue to increase the scope of our operations domestically and internationally. In addition, we plan to continue to hire a significant number of employees this year, including several key management positions. This anticipated growth in future operations will place a significant strain on our management resources.

    In the future we will need to develop and continue to improve our financial and managerial controls, reporting systems and procedures. In addition, we will need to continue to expand, train and manage our work force worldwide.

    Furthermore, we expect that we will be required to manage multiple relationships with various customers and other third parties. In particular, after our separation from Adaptec, we will have to implement a new administrative and managerial infrastructure. Our future success depends on the implementation of this infrastructure.

    WE MUST INTEGRATE OUR RECENT ACQUISITION OF WILD FILE, AND WE MAY NEED TO MAKE ADDITIONAL FUTURE ACQUISITIONS TO REMAIN COMPETITIVE. OUR BUSINESS COULD BE ADVERSELY AFFECTED IF WE ARE UNABLE TO IDENTIFY, COMPLETE OR INTEGRATE THESE ACQUISITIONS.

    We have completed several acquisitions and expect to continue to pursue strategic acquisitions in the future. In March 2000, we completed our acquisition of Wild File, provider of our GoBack system recovery software. If we identify an appropriate acquisition candidate, we may not be able to negotiate the terms of the acquisition successfully, finance the acquisition, or integrate the acquired business, products, technologies or employees into our existing business and operations.

    Completing any potential future acquisitions, and integrating Wild File or other acquisitions, could cause significant diversions of management time and resources. Financing for future acquisitions may not be available on favorable terms, or at all. If we acquire businesses, new products or technologies in the future, we may be required to amortize significant amounts of goodwill and other intangible assets. If we consummate one or more significant future acquisitions in which the consideration consists of stock or other securities, your investment could be significantly diluted. If we were to proceed with one or more significant future acquisitions in which the consideration included cash, we could be required to use a substantial portion of our available cash. As of June 30, 2000, we had an aggregate of $33.7 million of goodwill and other intangible assets remaining to be amortized. The amortization of the remaining goodwill and other intangible assets will result in additional charges to operations through the quarter ending March 31, 2003.

    WE COULD BE SUBJECT TO POTENTIAL PRODUCT LIABILITY CLAIMS AND THIRD PARTY LIABILITY CLAIMS RELATED TO USERS' RELIANCE ON OUR GOBACK SYSTEM RECOVERY SOFTWARE.

    Our GoBack system recovery software may be heavily relied upon to protect important work product, data and other content against human error and computer viruses. Any errors, defects or other performance problems could result in financial or other damages to our customers. Although our license agreements generally contain provisions designed to limit our exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate such limitation of liability provisions. Product liability litigation, even if it not successful, would likely be time consuming and costly to defend.

    OUR FUTURE RESULTS COULD BE HARMED BY ECONOMIC, POLITICAL, REGULATORY AND OTHER RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS.

    Because we sell our products worldwide, our business is subject to risks associated with doing business internationally. International sales accounted for approximately 37% of our net revenues in fiscal 2000. We anticipate that revenue from international operations will represent an increasing portion of net total revenue. Accordingly, our future results could be harmed by a variety of factors, including:

    - changes in foreign currency exchange rates;

    - seasonal fluctuations in sales;

    - changes in a specific country's or region's political or economic condition, particularly in emerging markets;

    - unexpected changes in foreign laws and regulatory requirements;

    - trade protection measures and import or export licensing requirements;

    - potentially adverse tax consequences;

    - longer accounts receivable collection cycles;

    - difficulty in managing widespread sales and manufacturing operations; and

    - less effective protection of intellectual property.

    THIRD PARTIES MAY CLAIM WE ARE INFRINGING THEIR INTELLECTUAL PROPERTY, AND WE COULD SUFFER SIGNIFICANT EXPENSES OR BE PREVENTED FROM SELLING CERTAIN PRODUCTS.

    Third parties may claim that we are infringing their intellectual property rights, and we may be found to infringe those intellectual property rights. We cannot assure you that other third parties will not claim infringement by us with respect to our products and associated technology. While we do not believe that any of our products infringe the proprietary rights of third parties, we acquired all of our assets "as is" from Adaptec, and we may be unaware of intellectual property rights of others that may cover some of our technology. We are currently covered under a broad patent cross license agreement between Adaptec and a third party. If we cease to be a majority-owned subsidiary of Adaptec, we will no longer be covered under this cross license. If we are no longer a beneficiary of this cross license, we may be required to negotiate a separate license, which could be costly and time-consuming. In the event that we are unable to successfully negotiate a separate license, we may be prevented from selling certain of our products, and our business could be seriously harmed. In addition, we have received opposition to our registration of DirectCD as our trademark. We cannot assure you that we will be able to register DirectCD as our trademark or that we will receive a license to continue using the name DirectCD in the event that our trademark registration efforts are unsuccessful.

    Any litigation regarding patents or other intellectual property, with or without merit, could be time-consuming, result in costly litigation, divert management's attention and resources, prevent product shipment, cause delays or require us to enter into royalty or licensing agreements, any of which could harm our business. Patent litigation in particular has complex technical issues and inherent uncertainties. Parties making claims against us could secure substantial damages, as well as injunctive or other equitable relief which could effectively block our ability to license our products in the United States or abroad. Such a judgment could seriously harm our business. Claims of intellectual property infringement might also require us to enter into costly royalty or license agreements. In the event that we are unable to obtain royalty or license agreements on terms acceptable to us or that we are subject to significant damages or injunctions against the development and sale of our products, our business would be harmed.

    THIRD PARTIES MAY INFRINGE OUR INTELLECTUAL PROPERTY, AND WE MAY NEED TO EXPEND SIGNIFICANT RESOURCES ENFORCING OUR RIGHTS OR SUFFER COMPETITIVE INJURY.

    Our success depends in large part on our proprietary technology. We rely on a combination of patents, copyrights, trademarks, trade secrets, confidentiality and licensing arrangements to establish and protect our proprietary rights. We have filed over 40 patent applications in the past five years, covering general CD recording, audio transformations, improving data utilization and methods for saving and recording data. Nine patents have been issued to us.

    Our pending patent and trademark registration applications may not be allowed or competitors may challenge the validity or scope of these registrations. Even if patents are issued and maintained, these patents may not be of adequate scope to benefit us or may be held invalid and unenforceable against third parties.

    We have in the past expended and may be required in the future to expend significant resources to protect our intellectual property rights. For example, in April 1998, we filed a lawsuit against Prassi Software USA, Inc. and certain individuals alleging that they breached their contracts with us and made unauthorized use of our copyrighted code and trade secrets. In addition, in September 2000 we learned that one of our significant customers may be including certain of our intellectual property in its product offerings without a valid license. We are currently in negotiations with this customer to determine an adequate remedy for this potentially unauthorized use. We cannot assure you that we will be able to resolve this issue favorably to us or do so without litigation. We may not be able to detect infringement and may lose competitive position in the market before we do so. In addition, competitors may design around our technology or develop competing technologies. Intellectual property rights may also be unavailable or limited in some foreign countries.

    OUR SOFTWARE COULD BE SUSCEPTIBLE TO ERRORS OR DEFECTS THAT COULD RESULT IN LOST REVENUES, LIABILITY OR DELAYED OR LIMITED MARKET ACCEPTANCE.

    Complex software products often contain errors or defects, particularly when first introduced or when new versions or enhancements are released. We have in the past discovered, and may in the future discover, software errors in our new releases after their introduction. Despite internal testing and testing by current and potential clients, our current and future products may contain serious defects or errors. Any such defects or errors would likely result in lost revenues, liability or a delay in market acceptance of these products.

    THE CURRENT TECHNOLOGY LABOR MARKET IS VERY COMPETITIVE, AND OUR BUSINESS WILL SUFFER IF WE ARE NOT ABLE TO HIRE AND RETAIN SUFFICIENT QUALIFIED TECHNICAL, SALES, MARKETING AND ADMINISTRATIVE PERSONNEL.

    Our future success depends in part on our ability to attract and retain engineering, sales, marketing, finance and customer support personnel. Our separation from Adaptec will require us to hire many additional employees to perform operational functions which were previously performed by Adaptec employees. If we fail to retain and hire a sufficient number of these employees, we will not be able to maintain and expand our business. Competition for qualified personnel in technology is intense, and our principal operations are in the Silicon Valley region of Northern California where labor markets are particularly competitive. We believe we have benefited from Adaptec's name and reputation as an employer in the past. To the extent we do not obtain similar recognition, our ability to attract and retain personnel could be harmed. In addition, some employees of Adaptec who worked in our businesses in the past may have chosen, or may choose, to remain with Adaptec. We cannot assure you that we will be able to hire and retain a sufficient number of qualified personnel to meet our business objectives.

    WE MAY ENCOUNTER COMPUTER PROBLEMS OR A NATURAL DISASTER AT OUR HEADQUARTERS, WHICH COULD CAUSE US TO LOSE REVENUES AND CUSTOMERS.

    Viruses or bugs introduced into our product development, quality assurance, production and shipping, customer support or financial and administrative software systems could cause us to lose data, expose us to time and expense in identifying and resolving the problem or delay product shipments. Furthermore, our headquarters are located in a single location in Milpitas, California. We could be particularly vulnerable in a natural disaster, such as an earthquake. Any of these events could cause us to lose customers or damage our reputation, which would decrease our revenues.

RISKS RELATING TO SEPARATING ROXIO FROM ADAPTEC

    WE ARE OPERATING WITH A NEW BRAND, WHICH MAY NOT RECEIVE WIDE SPREAD RECOGNITION.

    In connection with our separation from Adaptec, we will change the brand name and some of the trademarks and trade names under which we conduct our business. We believe that sales of our products have benefited from the use of the "Adaptec" brand. Our current customers, suppliers and partners may react negatively to the separation. In addition, the loss of the "Adaptec" brand may hinder our ability to establish new relationships.

    WE CURRENTLY USE ADAPTEC'S OPERATIONAL AND ADMINISTRATIVE INFRASTRUCTURE, AND OUR ABILITY TO SATISFY OUR CUSTOMERS AND OPERATE OUR BUSINESS WILL SUFFER IF WE DO NOT DEVELOP OUR OWN INFRASTRUCTURE QUICKLY AND COST-EFFECTIVELY.

    We currently use Adaptec's systems, processes and personnel to support our operations, including systems to manage inventory, order processing, human resources, shipping, accounting, payroll and internal computing operations. Many of these systems and processes are proprietary to Adaptec and are very complex. These systems and processes have been modified, and are in the process of being further modified, to enable us to separately track items related to our business. These modifications, however, may result in unexpected system failures or the loss or corruption of data.

    We are in the process of creating our own systems and processes to replace Adaptec's systems and processes. We may not be successful in implementing these systems or processes and transitioning data from Adaptec's systems to ours.

    Any failure or significant downtime in Adaptec's or our own information systems could prevent us from taking customer orders, shipping products or billing customers and could harm our business. In addition, Adaptec's and our information systems and processes require the services of employees with extensive knowledge of these information systems and processes and the business environment in which we operate. In order to successfully implement and operate our systems and processes, we must be able to attract and retain a significant number of highly skilled employees. We cannot assure you that we will be able to attract and retain the highly skilled personnel required to implement, maintain, and operate our information systems and processes.

    OUR STOCK PRICE MAY DECLINE AND OUR BUSINESS MAY SUFFER IF ADAPTEC DOES NOT COMPLETE ITS DISTRIBUTION OF OUR COMMON STOCK.

    Although it is not obligated to do so, Adaptec currently intends to distribute to its stockholders all of our common stock that it owns approximately six months after this offering, if its board of directors approves the distribution, if it receives a ruling from the Internal Revenue Service that the distribution will be tax-free to Adaptec and its stockholders and that our separation from Adaptec qualifies as a reorganization and if there are no other conditions or prohibitions to making the divestiture. This distribution may not occur by that time or at all. We do not know what the ruling from the Internal Revenue Service regarding the tax treatment of the separation and the distribution will be. If Adaptec does not receive a favorable tax ruling, it is not likely to make the distribution in the intended time frame or at all. In addition, until this distribution occurs, the risks discussed below relating to Adaptec's control of us and the potential business conflicts of interest between Adaptec and us will continue to be relevant to our stockholders. If the distribution is delayed or not completed at all, the liquidity of our outstanding shares will continue to be severely constrained unless and until Adaptec elects to sell a significant portion of its holdings. In addition, because of the limited number of shares available for resale prior to the distribution, relatively small trades of our stock could have a disproportionate effect on our stock price. Also, if Adaptec does not distribute its shares, we will face significant difficulty hiring and retaining key personnel who may be attracted by the potential of joining us as a fully independent entity. Finally, if Adaptec does not distribute its shares, we may not obtain the benefits we expect as a result of this distribution, including greater focus, aligned employee incentives and greater accountability, direct access to capital markets and other benefits described in "Our Separation from Adaptec."

    WE WILL BE CONTROLLED BY ADAPTEC AS LONG AS IT OWNS A MAJORITY OF OUR COMMON STOCK, AND OUR OTHER STOCKHOLDERS WILL BE UNABLE TO AFFECT THE OUTCOME OF STOCKHOLDER VOTING DURING SUCH TIME.

    After the completion of this offering, Adaptec will own approximately     %
of our outstanding common stock, or approximately     % if the underwriters
exercise in full their option to purchase additional shares to cover over-allotments. As long as Adaptec owns a majority of our outstanding common stock, Adaptec will continue to be able to elect our entire board of directors and to remove any director, with or without cause, without calling a special meeting. Investors in this offering will not be able to affect the outcome of any stockholder vote prior to the planned distribution of our stock to the Adaptec stockholders. As a result, Adaptec will control all matters affecting us, including:

    - the composition of our board of directors and, through it, any determination with respect to our business direction and policies, including the appointment and removal of officers;

    - changes to our certificate of incorporation or bylaws;

    - the allocation of business opportunities that may be suitable for us and Adaptec;

    - any determinations with respect to mergers or other business combinations;

    - our acquisition or disposition of assets;

    - our financing;

    - changes to the agreements providing for our separation from Adaptec;

    - the payment of dividends on our common stock; and

    - determinations with respect to our tax returns.

    Adaptec is not prohibited from selling a controlling interest in us to a third party after the expiration of the lock-up period related to this offering. See "Shares Eligible for Future Sale--Lock-Up Agreements."

    WE MAY BE REQUIRED TO INDEMNIFY ADAPTEC FOR TAX LIABILITIES IT MAY INCUR IN CONNECTION WITH ITS DISTRIBUTION OF OUR COMMON STOCK.

    We have entered into a tax sharing agreement with Adaptec in which we have agreed to indemnify Adaptec for certain taxes and similar obligations that it could incur if the distribution does not qualify for tax-free treatment due to any of the following events:

    - the acquisition of a controlling interest in our stock after the distribution;

    - our failure to continue our business after the distribution;

    - a repurchase of our stock; or

    - other acts or omissions by us.

    Internal Revenue Service regulations provide that if another entity acquires a controlling interest in our stock within two years of the distribution, a presumption will arise that the acquisition was made in connection with the distribution, causing the distribution to become taxable. This presumption may deter other companies from acquiring us for two years after the distribution. In addition, Adaptec has agreed to indemnify us for any tax liabilities we incur as a result of our operations and its operations prior to our separation from Adaptec. Nevertheless, we may be held jointly and severally liable for such liabilities, and we cannot assure you that we will be able to recover from Adaptec any losses we may suffer. If we take any action or fail to take any action that would cause Adaptec's distribution of our common stock to be taxable to Adaptec, our financial condition could be seriously harmed.

    OUR HISTORICAL FINANCIAL INFORMATION MAY NOT BE REPRESENTATIVE OF OUR RESULTS AS A SEPARATE COMPANY.

    Our consolidated financial statements have been carved out from the consolidated financial statements of Adaptec using the historical operating results and historical bases of the assets and liabilities of the Adaptec business that we comprise. Accordingly, the historical financial information we have included in this prospectus does not necessarily reflect what our financial position, operating results and cash flows would have been had we been a separate, stand-alone entity during the periods presented. Adaptec did not account for us, and we were not operated, as a separate, stand-alone entity for the periods presented. Our costs and expenses include allocations from Adaptec for centralized corporate services and infrastructure costs, including:

    - legal;

    - accounting;

    - finance;

    - manufacturing;

    - real estate;

    - information technology;

    - distribution;

    - customer service;

    - sales;

    - marketing; and

    - engineering.

These allocations have been determined on bases that Adaptec and we consider to be reasonable reflections of the utilization of services provided to or the benefit received by us. The historical financial information is not necessarily indicative of what our operating results, financial position and cash flows will be in the future. We have not made adjustments to our historical financial information to reflect many significant changes that will occur in our cost structure, funding and operations as a result of our separation from Adaptec, including increased costs associated with reduced economies of scale, increased marketing expenses related to building a company brand identity separate from Adaptec and increased costs associated with being a publicly-traded, stand-alone company.

    WE WILL NOT BE ABLE TO RELY ON ADAPTEC TO FUND OUR FUTURE CAPITAL REQUIREMENTS, AND FINANCING FROM OTHER SOURCES MAY NOT BE AVAILABLE ON FAVORABLE TERMS OR AT ALL.

    In the past, our capital requirements have been satisfied by Adaptec. However, following our separation, Adaptec may no longer provide funds to finance our working capital or other cash requirements. In addition, by virtue of its majority ownership of us, Adaptec may prevent us from raising additional capital. Additionally, Adaptec's ownership of us must remain above 80% through the date of distribution. As a result, our primary means of obtaining additional cash through the distribution period other than from operations would be through Adaptec or through third party debt instruments. Even if Adaptec does not prevent us from raising additional capital, we cannot assure you that financing from other sources will be available on favorable terms or at all.

    We believe our capital requirements will vary greatly from quarter to quarter, depending on, among other things, capital expenditures, fluctuations in our operating results, financing activities, acquisitions and investments and inventory and receivables management. We believe that the proceeds from this offering, along with our future cash flow from operations, will be sufficient to satisfy our working capital, capital expenditure and product development requirements for the foreseeable future. However, we may require or choose to obtain additional debt or equity financing in order to finance acquisitions or other investments in our business. Future equity financings would be dilutive to the existing holders of our common stock. Future debt financings could involve restrictive covenants. We may not be able to obtain financing with interest rates as favorable as those that Adaptec could obtain.

    WE MAY HAVE POTENTIAL BUSINESS CONFLICTS OF INTEREST WITH ADAPTEC WITH RESPECT TO OUR PAST AND ONGOING RELATIONSHIPS AND, BECAUSE OF ADAPTEC'S CONTROLLING OWNERSHIP, WE MAY NOT RESOLVE THESE CONFLICTS ON TERMS FAVORABLE TO US.

    Conflicts of interest may arise between Adaptec and us in a number of areas relating to our past and ongoing relationships, including:

    - labor, tax, employee benefit, indemnification and other matters arising from our separation from Adaptec;

    - intellectual property matters;

    - employee retention and recruiting;

    - sales or distributions by Adaptec of all or any portion of its ownership interest in us;

    - the nature, quality and pricing of transitional services Adaptec has agreed to provide us; and

    - business opportunities that may be attractive to both Adaptec and us.

    Nothing restricts Adaptec from competing with us.

    We may not be able to resolve any potential conflicts, and even if we do, the resolution may be less favorable than if we were dealing with an unaffiliated party. The agreements we have entered into with Adaptec may be amended upon agreement between the parties. While we are controlled by Adaptec, Adaptec may be able to require us to agree to amendments to these agreements that may be less favorable to us than the current terms of the agreements.

    OUR DIRECTORS AND EXECUTIVE OFFICERS MAY HAVE CONFLICTS OF INTEREST BECAUSE OF THEIR OWNERSHIP OF ADAPTEC COMMON STOCK.

    Many of our directors and executive officers have a substantial amount of their personal financial portfolios in Adaptec common stock and options to purchase Adaptec common stock. Their options to purchase Adaptec common stock may not convert into options to purchase our common stock if the distribution does not occur. Ownership of Adaptec common stock by our directors and officers after our separation from Adaptec could create, or appear to create, potential conflicts of interest when directors and officers are faced with decisions that could have different implications for Adaptec and us.

    IF THE TRANSITIONAL SERVICES BEING PROVIDED TO US BY ADAPTEC ARE NOT SUFFICIENT TO MEET OUR NEEDS, OR IF WE ARE NOT ABLE TO REPLACE THESE SERVICES AFTER OUR AGREEMENTS WITH ADAPTEC EXPIRE, WE WILL BE UNABLE TO MANAGE CRITICAL OPERATIONAL FUNCTIONS OF OUR BUSINESS.

    Adaptec has agreed to provide transitional services to us, including services related to:

    - information technology systems;

    - supply chain;

    - human resources administration;

    - product order administration;

    - customer service;

    - buildings and facilities; and

    - legal, finance and accounting.

    These services may not be provided at the same level as when we were part of Adaptec, and we may not be able to obtain the same benefits. Other than the five-year lease for our corporate headquarters, these transitional service and leasing arrangements generally have a term of one year following the separation. After the expiration of these various arrangements, we may not be able to replace the transitional services or enter into appropriate leases in a timely manner or on terms and conditions, including cost, as favorable as those we will receive from Adaptec.

    These agreements were made in the context of a parent-subsidiary relationship and were negotiated in the overall context of our separation from Adaptec. The prices charged to us under these agreements may be lower than the prices that we may be required to pay third parties for similar services or the costs of similar services if we undertake them ourselves.

    WE WILL NEED TO OBTAIN THIRD PARTY CONSENTS FOR ADAPTEC'S ASSIGNMENT TO US OF CERTAIN AGREEMENTS UPON OUR SEPARATION FROM ADAPTEC AND IF WE CANNOT OBTAIN THESE CONSENTS, OR IF WE HAVE TO RENEGOTIATE SOME OF THESE AGREEMENTS, OUR BUSINESS MAY BE HARMED.

    Prior to our separation from Adaptec, all of our agreements with customers, suppliers, strategic partners, lessors and others and all of our agreements for the license of technology are agreements between third parties and Adaptec. Many of these agreements will be assigned to us upon our separation from Adaptec, some of which, including our agreements with Microsoft and RealNetworks, require that the third party consent to this assignment. If we cannot obtain these third party consents, we may be forced to renegotiate these agreements, or enter into new agreements, and we cannot assure you that we will be able to negotiate new agreements on terms as favorable to us as those that we enjoyed as part of Adaptec, or at all.

RISKS RELATED TO THE SECURITIES MARKETS AND OWNERSHIP OF OUR COMMON STOCK

    SUBSTANTIAL SALES OF COMMON STOCK MAY OCCUR IN CONNECTION WITH THE DISTRIBUTION, WHICH COULD CAUSE OUR STOCK PRICE TO DECLINE.

    Adaptec currently intends to distribute all of the     shares of our common
stock it owns to its stockholders approximately six months after this offering. Substantially all of these shares will be eligible for immediate resale in the public market. We are unable to predict whether significant amounts of common stock will be sold in the open market in anticipation of, or following, this distribution, or by Adaptec if the distribution does not occur. We are also unable to predict whether a sufficient number of buyers will be in the market at that time.

    A portion of Adaptec's common stock is held by index funds tied to the Standard & Poor's 500 Index and other similar indices. If we are not included in these indices at the time of Adaptec's distribution of our common stock, these funds may be required to sell our stock. Any sales of substantial amounts of common stock in the public market, or the perception that such sales might occur, whether as a result of this distribution or otherwise, could harm the market price of our common stock.

    OUR SECURITIES HAVE NO PRIOR MARKET, AND WE CANNOT ASSURE YOU THAT OUR STOCK PRICE WILL NOT DECLINE AFTER THE OFFERING.

    Before this offering, there has not been a public market for our common stock, and an active public market for our common stock may not develop or be sustained after this offering. The market price of our common stock could be subject to significant fluctuations after this offering. Among the factors that could affect our stock price are:

    - quarterly variations in our operating results;

    - changes in revenue or earnings estimates or publication of research reports by analysts;

    - speculation in the press or investment community;

    - strategic actions by us or our competitors, such as acquisitions or restructurings;

    - actions by institutional stockholders or by Adaptec prior to its distribution of our stock;

    - general market conditions; and

    - domestic and international economic factors unrelated to our performance.

    The stock markets in general, and the markets for technology stocks in particular, have experienced extreme volatility that has often been unrelated to the operating performance of particular companies. These broad market fluctuations may adversely affect the trading price of our common stock. In particular, we cannot assure you that you will be able to resell your shares at or above the initial public offering price. The offering price has been determined through negotiations between us and the underwriters and may not bear any relationship to the fair market value of our common stock or the price at which it trades.

    PROVISIONS IN OUR CHARTER DOCUMENTS AND DELAWARE LAW MAY DELAY OR PREVENT ACQUISITION OF US, WHICH COULD DECREASE THE VALUE OF YOUR SHARES.

    Our certificate of incorporation and bylaws and Delaware law contain provisions that could make it more difficult for a third party to acquire us without the consent of our board of directors, although these provisions have little significance while we are controlled by Adaptec. These provisions include a classified board of directors and limitations on actions by our stockholders by written consent. In addition, our board of directors has the right to issue preferred stock without stockholder approval, which could be used to dilute the stock ownership of a potential hostile acquirer. Delaware law also imposes some restrictions on mergers and other business combinations between us and any holder of 15% or more of our outstanding common stock. Although we believe these provisions provide for an opportunity to receive a higher bid by requiring potential acquirers to negotiate with our board of directors, these provisions apply even if the offer may be considered beneficial by some stockholders.

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

    You should not rely on forward-looking statements in this prospectus. This prospectus contains forward-looking statements that involve risks and uncertainties. We use words such as "anticipates," "plans," "expects," "future," "intends," "may," "will," "should," "estimates," "predicts," "potential," "continue" and similar expressions to identify such forward-looking statements. This prospectus also contains forward-looking statements attributed to certain third parties relating to their estimates regarding the growth of certain markets. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause our actual results to be materially different from those expressed or implied by such forward-looking statements. These risks, uncertainties and other factors include, among others, those identified under "Risk Factors" and elsewhere in this prospectus.

    Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future results, levels of activity, performance or achievements. Moreover, neither we nor any other person assumes responsibility for the accuracy and completeness of these statements. We are under no duty to update any of the forward-looking statements after the date of this prospectus to conform these statements to actual results.

                          OUR SEPARATION FROM ADAPTEC

OVERVIEW

    Until the completion of this offering, we will continue as a wholly-owned subsidiary of Adaptec. We expect that the separation of our business from Adaptec, including the transfer of related assets, liabilities and intellectual property rights, will be substantially completed before the completion of this offering.

    BENEFITS OF THE SEPARATION

    We believe that we will realize benefits from our complete separation from Adaptec, including the following:

    - GREATER FOCUS. We expect that the separation will allow us to have our own board of directors, management team and employees focused specifically on our business and strategic opportunities. We will also have greater ability to modify our business processes and organization to better fit the needs of our business, customers and employees.

    - ALIGNED EMPLOYEE INCENTIVES AND GREATER ACCOUNTABILITY. We expect the motivation of our employees and the focus of our management will be strengthened by incentive compensation programs tied to the market performance of our common stock. The separation will enable us to offer our employees compensation directly linked to the performance of the Roxio business, which we expect will enhance our ability to attract and retain qualified personnel.

    - DIRECT ACCESS TO CAPITAL MARKETS. As a separate company, we will have direct access to the capital markets to fund operations and acquire key products and technologies.

    SEPARATION AND TRANSITIONAL ARRANGEMENTS

    We and Adaptec will enter into agreements providing for the separation of our businesses from Adaptec, including a master separation and distribution agreement. These agreements generally provide for, among other things:

    - the transfer from Adaptec to us of assets and the assumption by us of liabilities relating to our business;

    - the allocation of intellectual property between us and Adaptec; and

    - various interim and ongoing relationships between us and Adaptec.

THE DISTRIBUTION BY ADAPTEC OF OUR COMMON STOCK

    After completion of this offering, Adaptec will own approximately     % of
the outstanding shares of our common stock, or approximately     % if the
underwriters fully exercise their option to purchase additional shares. Adaptec currently plans to complete its divestiture of us approximately six months after this offering by distributing all of its shares of our common stock to the holders of its common stock. However, Adaptec is not obligated to complete the distribution, and we cannot assure you as to whether or when it will occur.

    Adaptec has advised us that it would not complete the distribution if its board of directors determines that the distribution is no longer in the best interest of Adaptec and its stockholders. Adaptec has further advised us that it currently expects that the principal factors that it would consider in determining whether and when to complete the distribution include:

    - the relative market prices of our common stock and Adaptec's common stock;

    - the issuance by the Internal Revenue Service of a ruling that the distribution will be tax-free to Adaptec and its stockholders and that the transaction will qualify as a reorganization for United States federal income tax purposes;

    - the absence of any court orders or regulations prohibiting or restricting the completion of the distribution; and

    - other conditions affecting our business or Adaptec's business.

                                USE OF PROCEEDS

    We estimate that the net proceeds from our sale of the     shares in this
offering, at an assumed initial public offering price of $    per share, will be
approximately $      million, or approximately $    million if the underwriters
exercise their over-allotment option in full, after deducting estimated underwriting discounts and commissions and estimated offering expenses. In November 2000, we will issue an unsecured promissory note in the principal
amount of $30 million payable to Adaptec. The note will bear interest at     %
per year and will be payable upon the earlier to occur of our receipt of proceeds from this offering and the one-year anniversary of the note.

    We intend to use the net proceeds of this offering for general corporate purposes, including capital expenditures and working capital, and to repay the principal and pay accrued interest on the $30 million promissory note that will be issued by us to Adaptec. We may also use a portion of the net proceeds to acquire key products and technologies, to lease additional facilities, or to establish joint ventures that we believe will complement our business. We are not in active discussions with any third parties to acquire any businesses, products or technologies, or to enter into any joint venture.

    The amounts that we actually expend for working capital and other general corporate purposes will vary significantly depending on a number of factors, including future revenue growth, if any, and the amount of cash we generate from operations. Pending the uses described above, we will invest the net proceeds of this offering in short-term, interest bearing, investment-grade securities.

                                DIVIDEND POLICY

    We have never declared or paid any cash dividends on our capital stock. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business and do not anticipate paying any cash dividends in the foreseeable future.

                                 CAPITALIZATION

    The following table sets forth our unaudited capitalization as of June 30, 2000. Our capitalization is presented:

    - on an actual basis;

    - on a pro forma basis to give effect to the retention of most of our accounts receivable, inventory and accounts payable by Adaptec at the time of our separation, as though such retention had occurred as of June 30, 2000, and the issuance of a $30 million promissory note to Adaptec as though the note was issued on that date; and

    - on a pro forma as adjusted basis to reflect our receipt of the estimated
      net proceeds from the sale of       shares of our common stock in this
      offering at an assumed initial public offering price of $     per share
      and after deducting estimated underwriting discounts and commissions and estimated offering expenses payable by us, and the payment of the principal and accrued interest on the $30 million promissory note payable to Adaptec.

    You should read the information set forth below together with "Selected Consolidated Financial Data," our historical consolidated financial statements and the notes to those statements and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere in this prospectus.

                                                                     AS OF JUNE 30, 2000
                                                              ---------------------------------
                                                                           PRO       PRO FORMA
                                                               ACTUAL     FORMA     AS ADJUSTED
                                                              --------   --------   -----------
                                                              (IN THOUSANDS, EXCEPT SHARE DATA)
Promissory note issued to Adaptec...........................  $    --    $30,000      $
Owner's net investment/stockholders' equity:
  Common Stock, $.001 par value; 200,000,000 shares
    authorized;       shares issued and outstanding pro
    forma;       shares issued and outstanding actual and
    pro forma as adjusted...................................       --         --
  Additional paid-in capital................................       --         --
  Deferred compensation.....................................   (1,796)    (1,796)
  Other comprehensive income................................      418        418
  Owner's net investment....................................   46,954     37,120
                                                              -------    -------      -------
    Total owner's net investment/stockholders' equity.......  $45,576    $35,742      $
                                                              =======    =======      =======
      Total capitalization..................................  $45,576    $65,742      $
                                                              =======    =======      =======

                                    DILUTION

    Our pro forma net tangible book value as of June 30, 2000 was approximately
$    million or $
per share of common stock. Pro forma net tangible book value per share represents the amount of our total tangible assets reduced by the amount of our total liabilities, divided by the number of outstanding shares of common stock. Our pro forma net tangible book value reflects our receipt of cash from our issuance of a $30 million promissory note to Adaptec, as well as the retention by Adaptec of most of our accounts receivable, inventory and accounts payable. Dilution in pro forma net tangible book value per share represents the difference between the amount per share paid by purchasers of shares of our common stock in this offering and the net tangible book value per share
immediately afterwards. Assuming the sale of the     shares of common stock in
this offering at an assumed initial public offering price of $    per share,
after deducting estimated underwriting discounts and commissions and estimated offering expenses and our payment to Adaptec of the principal and accrued interest on the $30 million promissory note that will be issued by us to Adaptec, our pro forma as adjusted net tangible book value as of June 30, 2000
would have been $    million or $    per share. This represents an immediate
increase in pro forma as adjusted net tangible book value of $    per share to
our existing stockholder and an immediate dilution of $    per share to
investors purchasing shares in this offering. The following table illustrates this per share dilution:

Assumed initial public offering price per share.............           $

  Pro forma net tangible book value per share as of June 30,
    2000....................................................  $

  Increase in pro forma net tangible book value per share
    attributable to new investors...........................
                                                              ------

Pro forma as adjusted net tangible book value per share
  after this offering.......................................
                                                                       ------

Dilution in pro forma net tangible book value per share to
  new investors.............................................           $
                                                                       ======

    The following table sets forth, on the pro forma as adjusted basis described above, as of June 30, 2000, the difference between the number of shares of common stock purchased from us, the total consideration paid, and the average price per share paid by our existing stockholder and by investors purchasing shares in this offering, before deduction of estimated underwriting discounts and commissions and estimated offering expenses:

                                                                               TOTAL
                                                   SHARES PURCHASED        CONSIDERATION
                                                  -------------------   -------------------   AVERAGE PRICE
                                                   NUMBER    PERCENT     AMOUNT    PERCENT      PER SHARE
                                                  --------   --------   --------   --------   -------------
Existing stockholder............................                   %     $                %      $
New investors...................................
                                                   ------     -----      ------     ------
  Total.........................................              100.0%     $           100.0%
                                                   ======     =====      ======     ======

    The discussion and table above assume no exercise of options under our stock plans. As of June 30, there were no options outstanding to purchase shares of common stock. To the extent that any options are granted and exercised, there will be further dilution to new investors.

    If the underwriters exercise their over-allotment option in full, the percentage of shares of common stock held by our existing stockholder will
decrease to approximately     % of the total number of shares of our common
stock outstanding, and the number of shares held by new investors will increase
to     , or approximately     % of the total number of shares of our common
stock outstanding after this offering.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The following selected consolidated financial data of Roxio reflect our historical operating results and balance sheet data. The historical consolidated statements of operations data set forth below do not reflect many significant changes that will occur in the operations and funding of Roxio as a result of our separation from Adaptec and this offering. Our consolidated statement of operations data set forth below for the years ended March 31, 1998, 1999 and 2000 and the consolidated balance sheet data as of March 31, 1999 and 2000 are derived from our audited consolidated financial statements included elsewhere in this prospectus.

    The consolidated statement of operations data for the years ended March 31, 1996 and 1997 and the consolidated balance sheet data as of March 31, 1996, 1997 and 1998 are derived from our unaudited consolidated financial statements that are not included elsewhere in the prospectus. The consolidated statement of operations data for the three months ended June 30, 1999 and 2000 and the consolidated balance sheet data as of June 30, 2000 are derived from unaudited consolidated financial statements included elsewhere in this prospectus and, in the opinion of management, include all adjustments, consisting only of normal recurring accruals, that are necessary for a fair presentation of our financial position and results of operations for these periods. Results for the three months ended June 30, 2000 are not necessarily indicative of results that may be expected for the entire year. The financial information presented below may not be indicative of our future performance and does not necessarily reflect what our financial position and operating results would have been had we operated as a separate, stand-alone entity during the periods presented. See "Risk Factors--Risk Factors Relating to Separating Roxio from Adaptec--Our historical financial information may not be representative of our results as a separate company." You should also read the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section, which describes a number of factors which have affected our financial results.

                                                                                                  THREE MONTHS
                                                        YEAR ENDED MARCH 31,                     ENDED JUNE 30,
                                        ----------------------------------------------------   -------------------
                                          1996       1997       1998       1999     2000(3)      1999       2000
                                        --------   --------   --------   --------   --------   --------   --------
                                                          (IN THOUSANDS, EXCEPT PER SHARE DATA)
CONSOLIDATED STATEMENT OF OPERATIONS DATA:
Net revenues..........................  $  4,973   $ 17,425   $38,654    $43,129    $77,791    $ 9,869    $29,276
Cost of revenues......................     1,434      5,644     8,875      9,000     15,652      2,029      6,001
                                        --------   --------   -------    -------    -------    -------    -------
  Gross profit........................     3,539     11,781    29,779     34,129     62,139      7,840     23,275
Operating expenses:
  Research and development............       849      4,830     6,835      8,621     14,066      2,977      5,581
  Sales and marketing.................       984      3,424    10,516     17,715     18,548      4,673      6,455
  General and administrative..........       908      5,128     2,917      4,020      9,716      1,163      2,642
  Amortization of goodwill and other
    intangibles.......................        --         --     1,250      1,250      6,958        313      3,579
  Write-off of acquired in-process
    technology........................    21,700(1)   14,876(2)      --       --      3,393         --         --
                                        --------   --------   -------    -------    -------    -------    -------
        Total operating expenses......    24,441     28,258    21,518     31,606     52,681      9,126     18,257
                                        --------   --------   -------    -------    -------    -------    -------
Income (loss) from operations before
  provision for income taxes and
  cumulative effect of a change in
  accounting principle................   (20,902)   (16,477)    8,261      2,523      9,458     (1,286)     5,018
Provision for income tax expense
  (benefit)...........................    (4,367)    (5,120)    1,822        413      4,288       (279)     1,904
                                        --------   --------   -------    -------    -------    -------    -------
Income (loss) before cumulative effect
  of a change in accounting
  principle...........................   (16,535)   (11,357)    6,439      2,110      5,170     (1,007)     3,114
Cumulative effect of a change in
  accounting principle, net of tax
  benefit.............................        --         --       345         --         --         --         --
                                        --------   --------   -------    -------    -------    -------    -------
Net income (loss).....................  $(16,535)  $(11,357)  $ 6,094    $ 2,110    $ 5,170    $(1,007)   $ 3,114
                                        ========   ========   =======    =======    =======    =======    =======
Unaudited pro forma basic and diluted
  net earnings (loss) per share.......
Weighted average shares used in
  computing unaudited pro forma basic
  and diluted net earnings (loss) per
  share...............................

--------------------------
(1) Represents the write-off of acquired in-process technology in connection with our acquisition of Incat Systems Software USA, Inc.

(2) Represents the write-off of acquired in-process technology in connection with our acquisition of Toast CD recordable technology and Corel, Inc.'s CD Creator software.

(3) The consolidated statement of operations data for the year ended March 31, 2000 includes results of operations of CeQuadrat GmbH from July 1, 1999 and Wild File, Inc. from March 11, 2000. The acquisitions of CeQuadrat GmbH and Wild File, Inc. resulted in write-offs of acquired in-process technology of $3.0 million and $377,000, respectively.

                                                                    AS OF MARCH 31,                        AS OF
                                                  ----------------------------------------------------    JUNE 30,
                                                    1996       1997       1998       1999       2000        2000
                                                  --------   --------   --------   --------   --------   ----------
                                                                           (IN THOUSANDS)
CONSOLIDATED BALANCE SHEET DATA:
Cash and cash equivalents.......................   $   --    $    --    $    --     $   --    $    --     $    --
Working capital (deficit).......................     (161)       423      8,082      2,961      5,872      10,103
Total assets....................................    2,749     13,863     17,980     10,249     54,490      57,825
Total owner's net investment....................      887     10,047     14,504      6,393     44,748      45,576

                      MANAGEMENT'S DISCUSSION AND ANALYSIS
                OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    THE FOLLOWING DISCUSSION SHOULD BE READ IN CONJUNCTION WITH THE FINANCIAL STATEMENTS AND NOTES THERETO INCLUDED ELSEWHERE IN THIS PROSPECTUS. THE FOLLOWING DISCUSSION CONTAINS FORWARD-LOOKING STATEMENTS THAT INVOLVE RISKS AND UNCERTAINTIES. OUR ACTUAL RESULTS COULD DIFFER MATERIALLY FROM THE RESULTS CONTEMPLATED BY THESE FORWARD-LOOKING STATEMENTS DUE TO CERTAIN FACTORS, INCLUDING THOSE DISCUSSED BELOW, IN "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS.

OVERVIEW

    SEPARATION FROM ADAPTEC

    We are a leading provider of digital content management software solutions which allow individuals to personalize and store music, photos, video and data onto recordable CDs. We were incorporated in August 2000 as a wholly-owned subsidiary of Adaptec to conduct substantially all of its software products business. We expect that the separation of our business from Adaptec, including the transfer of related assets, liabilities and intellectual property rights, will be substantially completed before the completion of this offering. Adaptec intends to retain most of our accounts receivable, inventory and accounts payable as of the date of separation for administrative convenience. After the
completion of this offering, Adaptec will own   % of our outstanding common
stock. Adaptec has announced its intention to distribute to its stockholders its holdings of our stock following this offering. This distribution is subject to the authorization by the board of directors of Adaptec and receipt of an Internal Revenue Service ruling regarding the tax-free nature of the distribution.

    We have entered into agreements with Adaptec under which Adaptec will provide services to us during a transition period after the separation. The agreements provide for transitional services and support in the areas of information technology systems, supply chain, human resources administration, product order administration, customer service, buildings and facilities, legal, finance and accounting. The transition period is not intended to exceed
12 months following legal separation. Specified charges for transition services are generally cost plus 5% and, for products purchased from Adaptec, cost plus 10%. Although the fees provided for in the agreements are intended to represent the fair market value of these services, we cannot assure you that these fees necessarily reflect the costs of obtaining the services from unrelated third parties or of our providing these services internally. However, we believe that purchasing these services from Adaptec provides an efficient means of obtaining these services during the transition period.

    We must also negotiate new or revised agreements with various third parties as a separate, stand-alone entity. We cannot assure you that the terms we will be able to negotiate will be as favorable as those that we enjoyed as part of Adaptec. In addition, as part of Adaptec, we benefited from various economies of scale including shared global administrative functions, facilities and product distribution. We expect that our costs will increase as a result of the loss or renegotiation of these agreements, although the amount of the cost increase has not been determined at this time.

    OUR BUSINESS

    Historically, we have derived most of our revenues through sales of our CD recording software products to original equipment manufacturers, or OEMs, which consist of PC and CD recordable drive manufacturers and integrators, and to distributors. Generally, OEMs bundle the standard version of our software together with their products pursuant to licensing agreements with us. Distributors resell stand-alone deluxe versions of our products to retailers of computer software products. Sales to OEMs represented 59% of our net revenues in fiscal 2000, 67% in fiscal 1999 and 51% in fiscal 1998. Sales to distributors and direct sales to end users through Adaptec's web site and (800) number collectively represented 41% of our net revenues in fiscal 2000, 33% in fiscal 1999 and 49% in fiscal 1998. Although sales to our distributors represented 40% of our net revenues in fiscal 2000, the number of units sold to our distributors represented less than 10% of the total number of units sold in that year. In the future, we anticipate that revenues from sales of our standard products to OEMs will decline as a result of highly competitive pricing pressures in the PC industry. Although our goal is to offset this decline through increased revenues from sales of our deluxe products, we may not be successful in doing so. International sales accounted for approximately 37% of our net revenues in fiscal 2000.

    Net revenues include revenues from licensing and sales of our software, reduced by estimated product returns and pricing adjustments. We recognize licensing revenues from OEMs based on reported product shipments by OEMs, provided all fees are fixed and determinable, evidence of an arrangement exists and collection is probable. We recognize revenues from sales to distributors upon shipment by us, provided all fees are fixed and determinable, evidence of an arrangement exists and collection is probable. We provide for estimated product returns and pricing adjustments in the period in which the revenue is recognized. Our distributor agreements generally provide distributors with stock rotation and price protection rights as well as the right to return discontinued products. We recognize revenues from direct product sales to end users upon shipment by us.

    Gross margin is the percentage of profit from net revenues after deducting cost of revenues, which includes the physical goods shipped, third party licensed intellectual property, freight, warranty, end user technical support, scrap and manufacturing variances. Our gross margin from OEM revenues is generally significantly higher than our gross margin from distributor revenues primarily due to lower product and end user support costs. We expect gross margin to fluctuate on a quarterly basis based on the relative mix of OEM and distributor revenues. Additionally, over time, our overall gross margin may decline somewhat as the relative percentage of net revenues derived from distributor sales increases if we are unable to offset margin reductions through less expensive distribution, packaging and support costs.

    Our operating expenses are classified as research and development, sales and marketing and general and administrative. Each category includes related expenses for salaries, employee benefits, incentive compensation, bonuses, travel, telephone, communications, rent and allocated facilities and professional fees. Our sales and marketing expenses include additional expenditures specific to the marketing group, such as public relations and advertising, trade shows, and marketing collateral materials, and expenditures specific to the sales group, such as commissions. To date, all software product development costs have been expensed as incurred. Also included in our operating expenses is the amortization of stock-based compensation. We expect our operating expenses to increase following our separation from Adaptec as we develop an infrastructure to support our level of business activity, build a corporate brand identity, add personnel and create incentive programs with our distribution partners. In particular, we anticipate spending at a higher than historical level to improve upon our Internet distribution capabilities by creating a web site to better directly support our customers and promote our products.

    In July 1999, we acquired CeQuadrat GmbH, or CeQuadrat, a German-based software company providing CD recording software products primarily in Germany. The acquisition provided us with enhanced product development and engineering expertise, as well as a greater European customer base. In March 2000, we acquired Wild File, Inc., or Wild File, the developer of our GoBack system recovery software. These acquisitions were accounted for as purchases and the results of operations are included in our financial statements from the dates of these acquisitions.

    Goodwill and other intangibles consist primarily of capitalized costs incurred through the acquisitions of Wild File and CeQuadrat. The capitalized costs are amortized over their estimated useful lives of three years. We periodically review the unamortized balance to determine if the costs are realizable and may in the future make adjustments to the carrying balance or amortization period based upon these reviews. As of June 30, 2000, we had a balance of $33.7 million of goodwill related to these acquisitions.

    BASIS OF PRESENTATION

    Our fiscal year ends on March 31. Our fiscal quarters end on a Friday and are 13 weeks in length. For presentation purposes, we have presented our fiscal quarters as ending on June 30, September 30 and December 31. Unless otherwise stated, all years and dates refer to our fiscal year and fiscal quarters.

    We have historically conducted our business as an operating segment of Adaptec. Our consolidated financial statements have been carved out of the consolidated financial statements of Adaptec using the historical results of operations of the Adaptec software operating segment and historical bases of the assets and liabilities of Adaptec that our company comprises. Certain software products directly related to Adaptec's hardware products, which were historically reflected in our results of operations in Adaptec's segment reporting, will be retained by Adaptec going forward. As such, the revenues and associated costs of sales and operating expenses related to these products have not been included in our financial statements. Accordingly, the results reported herein do not reflect the software operating segment disclosures previously reported under Statement of Financial Accounting Standard, or SFAS, No. 131, "Disclosures about Segments of an Enterprise and Related Information," within the Adaptec annual reports. The consolidated financial statements also include allocations to us of certain shared expenses, including centralized legal, accounting, finance, manufacturing, real estate, information technology, distribution, customer services, sales, marketing, engineering and other Adaptec corporate services and infrastructure costs. The expense allocations have been determined on bases that Adaptec and we considered to be a reasonable reflection of the utilization of the services provided to us or the benefit received by us. Such allocations and charges are based on a percentage of total corporate costs for the services provided, based on factors such as headcount, revenue, gross asset value, or the specific level of activity directly related to such costs.

    The financial information presented in this prospectus is not necessarily indicative of our financial position, results of operations or cash flows in the future nor is it necessarily indicative of what our financial position, results of operations or cash flows would have been had we been a separate, stand-alone entity for the periods presented. The financial information presented in this prospectus does not reflect the many significant changes that will occur in our funding and operations as a result of our becoming a stand-alone entity, the offering or the distribution.

RESULTS OF OPERATIONS

    The following table sets forth our results of operations as a percentage of net revenues for the periods indicated:

                                                                            AS A PERCENTAGE OF NET REVENUES
                                                          -------------------------------------------------------------------
                                                                                                          THREE MONTHS
                                                                       YEAR ENDED                             ENDED
                                                                       MARCH 31,                            JUNE 30,
                                                          ------------------------------------      -------------------------
                                                            1998          1999          2000          1999             2000
                                                          --------      --------      --------      --------         --------
Net revenues............................................    100%          100%          100%          100%             100%
Cost of revenues........................................     23            21            20            21               20
                                                            ---           ---           ---           ---              ---
  Gross profit..........................................     77            79            80            79               80

Operating expenses:
  Research and development..............................     18            20            18            30               19
  Sales and marketing...................................     27            41            24            47               22
  General and administrative............................      8             9            12            12                9
  Amortization of goodwill and other intangibles........      3             3             9             3               12
  Write-off of acquired in-process technology...........     --            --             4            --               --
                                                            ---           ---           ---           ---              ---
    Total operating expenses............................     56            73            67            92               62
                                                            ---           ---           ---           ---              ---
Income (loss) from operations before provision for
  income taxes and cumulative effect of a change in
  accounting principle..................................     21             6            13           (13)              18
Provision for income tax expense (benefit)..............      5             1             6            (3)               7
                                                            ---           ---           ---           ---              ---
Income (loss) before cumulative effect of a change in
  accounting principle..................................     16             5             7           (10)              11
Cumulative effect of a change in accounting principle,
  net of tax benefit....................................      1            --            --            --               --
                                                            ---           ---           ---           ---              ---
Net income (loss).......................................     15%            5%            7%          (10)%             11%
                                                            ===           ===           ===           ===              ===

    COMPARISON OF THREE MONTHS ENDED JUNE 30, 2000 AND JUNE 30, 1999

    NET REVENUES

    Net revenues for the three months ended June 30, 2000 were $29.3 million, a 197% increase over net revenues of $9.9 million for the three months ended
June 30, 1999. The increase in net revenues was primarily the result of sales of Easy CD Creator 4.0 to distributors and OEMs. Distributor revenues accounted for 43% of net revenues for the three months ended June 30, 2000 compared to 23% for the three months ended June 30, 1999.

    GROSS MARGIN

    Gross margin was 80% of net revenues for the three months ended June 30, 2000 and 79% for the three months ended June 30, 1999. Despite a higher percentage of lower-margin distributor revenues for the three months ended June 30, 2000, gross margin was favorably impacted by better utilization of fixed-cost support resources at higher volumes.

    OPERATING EXPENSES

    RESEARCH AND DEVELOPMENT. Research and development expenses were $5.6 million in the three months ended June 30, 2000, an 87% increase over expenses of $3.0 million in the three months ended June 30, 1999. Research and development expenses represented 19% of net revenues in the three months ended June 30, 2000 as compared with 30% in the three months ended June 30, 1999. The increase in spending resulted primarily from personnel acquired through the acquisition of Wild File as well as payments to independent consultants to support the development of Easy CD Creator 5.0.

    SALES AND MARKETING. Sales and marketing expenses were $6.5 million in the three months ended June 30, 2000, a 38% increase over expenses of $4.7 million in the three months ended June 30, 1999. These expenses represented 22% of net revenues in the three months ended June 30, 2000 as compared with 47% in the three months ended June 30, 1999. The increase in spending was driven by expanded marketing efforts to promote our deluxe CD recording products. The higher sales and marketing percentage in the three months ended June 30, 1999 was primarily the result of increased spending to drive retail revenues without a major release of our CD recording software.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses were $2.6 million in the three months ended June 30, 2000, a 127% increase over expenses of $1.2 million in the three months ended June 30, 1999. These expenses represented 9% of net revenues in the three months ended June 30, 2000 as compared with 12% in the quarter ended June 30, 1999. The increase in expenses resulted generally from an increase in allocated costs from Adaptec due to growth in our business.

    AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES. Amortization of goodwill and other intangibles was $3.6 million in the three months ended June 30, 2000 as compared with $313,000 in the three months ended June 30, 1999. These expenses represented 12% of net revenues in the three months ended June 30, 2000 as compared with 3% in the three months ended June 30, 1999. The increase in amortization resulted from the acquisitions of CeQuadrat in the second quarter and Wild File in the fourth quarter of fiscal 2000.

    COMPARISON OF YEARS ENDED MARCH 31, 2000, 1999 AND 1998

    NET REVENUES

    Net revenues were $77.8 million in fiscal 2000, an increase of 80% over fiscal 1999. Net revenues were $43.1 million in fiscal 1999, a 12% increase over net revenues of $38.7 million in fiscal 1998. The increase in both fiscal 2000 and 1999 net revenues over the prior periods was primarily a result of continued worldwide growth in shipments to OEMs. Higher unit volume shipments to OEMs were partially offset by reduced per-unit license fees. The acquisition of CeQuadrat in fiscal 2000 contributed additional net revenues of $9.4 million, primarily in Europe. The growth in fiscal 2000 net revenues over fiscal 1999 resulted largely from our release of Easy CD Creator 4.0 in the second quarter of fiscal 2000, which substantially increased distributor revenues over the prior year.

    GROSS MARGIN

    Gross margin was 80% of net revenues in fiscal 2000, 79% in fiscal 1999, and 77% in fiscal 1998. Excluding contingent royalty payments of $417,000 in fiscal 1999 and $1.9 million in fiscal 1998 related to our 1995 acquisition of Incat Systems, Inc., adjusted gross margin was 80% in fiscal 2000, 80% in fiscal 1999 and 82% in fiscal 1998. The decrease in adjusted gross margin from fiscal 1998 to 1999 and 2000 is generally the result of a higher mix of distributor revenues. Despite a higher percentage of lower margin distributor revenues in fiscal 2000, gross margin was favorably impacted by better utilization of fixed-cost support resources at higher volumes.

    OPERATING EXPENSES

    RESEARCH AND DEVELOPMENT. Research and development expenses were $14.1 million in fiscal 2000, a 63% increase over fiscal 1999. Research and development expenses were $8.6 million in fiscal 1999, a 26% increase over research and development expenses of $6.8 million in fiscal 1998. Research and development expenses as a percentage of net revenues were 18% in fiscal 2000 compared to 20% in fiscal 1999 and 18% in fiscal 1998. The increases in research and development expenses in fiscal 2000 and 1999 over the prior periods were driven by additional personnel to support increased product development efforts and increased spending to support CD recordable drive releases, and in fiscal 2000 by additional spending to develop and maintain the versions of our CD recording software included in our strategic partnership offerings.

    SALES AND MARKETING. Sales and marketing expenses were $18.5 million in fiscal 2000, a 5% increase over fiscal 1999. Sales and marketing expenses were $17.7 million in fiscal 1999, a 68% increase over sales and marketing expenses of $10.5 million in fiscal 1998. Sales and marketing expenses as a percentage of net revenues were 24% in fiscal 2000 compared to 41% in fiscal 1999 and 27% in fiscal 1998. The increase in sales and marketing expenses in fiscal 1999 was primarily the result of increased spending to drive retail revenues without a major release of our CD recording software.

    GENERAL AND ADMINISTRATIVE. General and administrative expenses were $9.7 million in fiscal 2000, a 142% increase over fiscal 1999. General and administrative expenses were $4.0 million in fiscal 1999, a 38% increase over general and administrative expenses of $2.9 million in fiscal 1998. Excluding payments for transitional employee compensation related to the CeQuadrat acquisition of $2.0 million in fiscal 2000, general and administrative expenses as a percentage of net revenues were 12% in fiscal 2000 compared to 9% in fiscal 1999 and 8% in fiscal 1998. The increase in spending in fiscal 2000 over fiscal 1999 resulted from a combination of bad debt expenses on specific accounts and increased headcount from acquisitions and legal fees to protect our intellectual property. The increase in spending in fiscal 1999 over fiscal 1998 resulted primarily from an increase in the allocated costs from Adaptec due to growth in our business.

    AMORTIZATION OF GOODWILL AND OTHER INTANGIBLES. Amortization of goodwill and other intangibles was $7.0 million in fiscal 2000 compared to $1.3 million in fiscal 1999 and 1998. The increase in amortization of goodwill and other intangibles for fiscal 2000 over the prior periods was the result of the acquisitions of CeQuadrat and Wild File. Amortization of goodwill and other intangibles for fiscal 1999 and 1998 was related to the acquisition of the Toast trademark in fiscal 1997.

    WRITE-OFF OF ACQUIRED IN-PROCESS TECHNOLOGY. In connection with our acquisitions of CeQuadrat and Wild File in fiscal 2000, which were accounted for under the purchase method of accounting, we incurred write-offs of acquired in-process technology of $3.0 million for CeQuadrat and $377,000 for Wild File. Since the net tangible liabilities, excluding cash acquired, were assumed to have been contributed to us by Adaptec, the write-offs of acquired in-process technology are recorded in our consolidated statements of operations.

    For each acquisition, we identified research projects in areas for which technological feasibility had not been established and no alternative future uses existed. We acquired technology consisting of next generation consumer CD recording software, next generation professional CD recording software and CD backup software from CeQuadrat. The amount of in-process technology allocated to each of the projects was $630,000 for next generation CD recording software, $2.2 million for next generation professional CD recording software and $223,000 for CD backup software. The value for each project was determined by estimating the expected cash flows from the projects once commercially viable, discounting the net cash flows to their present value, and then applying a percentage of completion.

    The percentage of completion for each project was determined using costs incurred by CeQuadrat prior to the acquisition date compared to the remaining research and development to be completed to bring the projects to technological feasibility. As of the acquisition date, we estimated the next generation consumer CD recording software was 82% complete, next generation professional CD recording software was 69% complete and the CD backup software project was 82% complete. The estimated costs to complete the projects were $100,000 in aggregate.

    All of the in-process technology projects acquired from CeQuadrat were completed during the third quarter of fiscal 2000, and estimated costs to complete the projects were in line with estimates. The next generation professional CD recording software and the CD back up software began shipping in the third quarter of fiscal 2000. The next generation consumer CD recording software will not be commercially released.

QUARTERLY RESULTS OF OPERATIONS

    The following tables present our operating results for each of the last nine fiscal quarters in dollars and as a percentage of net revenues. The information for each of these quarters is unaudited and has been prepared on the same basis as our audited consolidated financial statements included in this prospectus. In the opinion of management, all necessary adjustments, which consist only of normal and recurring accruals, have been included to fairly present the unaudited quarterly results. This data should be read together with our consolidated financial statements and the notes to those statements included in this prospectus.

                                                                       THREE MONTHS ENDED
                                -------------------------------------------------------------------------------------------------
                                JUN. 30,    SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,
                                  1998        1998       1998       1999       1999       1999       1999       2000       2000
                                ---------   --------   --------   --------   --------   --------   --------   --------   --------
                                                                         (IN THOUSANDS)
Net revenues..................   $9,359      $9,750    $12,846    $11,174    $ 9,869    $14,168    $24,307    $29,447    $29,276
Cost of revenues..............    1,989       1,966      2,903      2,142      2,029      3,550      4,856      5,217      6,001
                                 ------      ------    -------    -------    -------    -------    -------    -------    -------
  Gross profit................    7,370       7,784      9,943      9,032      7,840     10,618     19,451     24,230     23,275

Operating expenses:
  Research and development....    1,954       1,834      2,140      2,693      2,977      2,775      3,170      5,144      5,581
  Sales and marketing.........    3,724       4,373      4,870      4,748      4,673      4,615      5,296      3,964      6,455
  General and
    administrative............      921         745        983      1,371      1,163      2,985      3,343      2,225      2,642
  Amortization of goodwill and
    other intangibles.........      313         313        312        312        313      2,076      2,075      2,494      3,579
  Write-off of acquired
    in-process technology.....       --          --         --         --         --      3,016         --        377         --
                                 ------      ------    -------    -------    -------    -------    -------    -------    -------
    Total operating
      expenses................    6,912       7,265      8,305      9,124      9,126     15,467     13,884     14,204     18,257
                                 ------      ------    -------    -------    -------    -------    -------    -------    -------
Income (loss) from operations
  before provision for income
  taxes.......................      458         519      1,638        (92)    (1,286)    (4,849)     5,567     10,026      5,018
Provision for income tax
  expense (benefit)...........       75          85        268        (15)      (279)    (2,055)     2,360      4,262      1,904
                                 ------      ------    -------    -------    -------    -------    -------    -------    -------
Net income (loss).............   $  383      $  434    $ 1,370    $   (77)   $(1,007)   $(2,794)   $ 3,207    $ 5,764    $ 3,114
                                 ======      ======    =======    =======    =======    =======    =======    =======    =======

                                                                 AS A PERCENTAGE OF NET REVENUES
                                -------------------------------------------------------------------------------------------------
                                                                       THREE MONTHS ENDED
                                -------------------------------------------------------------------------------------------------
                                JUN. 30,    SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,   SEP. 30,   DEC. 31,   MAR. 31,   JUN. 30,
                                  1998        1998       1998       1999       1999       1999       1999       2000       2000
                                ---------   --------   --------   --------   --------   --------   --------   --------   --------
Net revenues..................     100%       100%        100%      100%       100%       100%       100%       100%       100%
Cost of revenues..............      21         20          23        19         21         25         20         18         20
                                   ---        ---        ----       ---        ---        ---        ---        ---        ---
  Gross profit................      79         80          77        81         79         75         80         82         80

Operating expenses:
  Research and development....      21         19          17        24         30         20         13         17         19
  Sales and marketing.........      40         45          38        43         47         33         22         13         22
  General and
    administrative............      10          8           8        12         12         21         14          8          9
  Amortization of goodwill and
    other intangibles.........       3          3           2         3          3         15          9          8         12
  Write-off of acquired
    in-process technology.....      --         --          --        --         --         21         --          1         --
                                   ---        ---        ----       ---        ---        ---        ---        ---        ---
    Total operating
      expenses................      74         75          65        82         92        110         58         47         62
                                   ---        ---        ----       ---        ---        ---        ---        ---        ---
Income (loss) from operations
  before provision for income
  taxes.......................       5          5          12        (1)       (13)       (35)        22         35         18
Provision for income tax
  expense (benefit)...........       1          1           2         0         (3)       (15)        10         14          7
                                   ---        ---        ----       ---        ---        ---        ---        ---        ---
Net income (loss).............       4%         4%         10%       (1)%      (10)%      (20)%       12%        21%        11%
                                   ===        ===        ====       ===        ===        ===        ===        ===        ===

    The historical financial information may not be indicative of our future performance and does not necessarily reflect what our financial position and results of operations would have been had we operated as a separate, stand-alone entity during the periods presented.

    We anticipate that our quarterly revenues will be impacted by the timing of new product releases as well as seasonality. As we introduce new versions of our products, distributors may return significant quantities of unsold inventories and place orders for the newer versions. This process of transitioning between product versions is logistically complicated and may result in quarterly revenue fluctuations. We generally release major revisions of our products every 12 to 24 months depending on market requirements.

    Generally we experience higher seasonal demand for our products in our third and fourth fiscal quarters. However, our revenues declined in the fourth quarter of fiscal 1999 due to the lack of a major product release. The third and fourth quarters of fiscal 2000 reflected the combined benefit of the release of Easy CD Creator 4.0 as well as seasonal strength. In addition, during these quarters CD recorders were incorporated for the first time into many of the standard configurations shipped by major PC manufacturers.

PROVISION FOR INCOME TAXES

    Our operating results historically have been included in Adaptec's consolidated United States federal and state income tax returns. The provision for income taxes in our financial statements has been determined on a separate return basis. Our effective tax rate for fiscal 2000 was 45.3% compared to 16.4% for fiscal 1999 and 22.1% for fiscal 1998. The difference between the effective tax rate in fiscal 2000 and the U.S. federal statutory tax rate of 35.0% is primarily attributable to the write-off of acquired in-process technology and goodwill amortization in excess of amounts deductible for tax purposes which was partially offset by income earned in Singapore where income earned has been subject to a significantly lower effective tax rate, resulting from a tax holiday relating to certain of our products. The difference between the effective tax rate in fiscal 1999 and 1998 and the U.S. federal statutory tax rate of 35.0% is primarily attributable to the tax holiday in Singapore discussed above.

    Our tax related liability was $3.2 million as of March 31, 2000. Our tax related receivable was $1.2 million as of March 31, 1999. Fluctuations in the tax related liability account are a function of the current tax provisions and timing of tax payments. Tax related liabilities are primarily comprised of income, withholding and transfer taxes accrued in the taxing jurisdictions in which we operate around the world, including, but not limited to, the United States, Singapore, Japan, Germany and Belgium. The amount of the liability is based on management's evaluation of its tax exposures in light of the complicated nature of the business transactions entered into in a global business environment.

    At separation, we will no longer benefit from Adaptec's tax holiday status in Singapore. We are subject to tax in jurisdictions in which we operate around the world. Our future effective tax rate will be impacted by our organizational structure and the geographic distribution of our worldwide revenue and profitability. As a result of these factors, our effective tax rate may be higher in the future than it has been in the past.

CHANGE IN ACCOUNTING POLICY FOR BUSINESS PROCESS REENGINEERING COSTS

    On November 20, 1997, the Emerging Issues Task Force, or EITF, issued EITF Issue No. 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation." EITF Issue No. 97-13 requires that business process reengineering costs incurred in connection with an overall information technology transformation project be expensed as incurred. The transition provisions of EITF Issue No. 97-13 require that companies that had previously capitalized such business process reengineering costs write-off any unamortized amounts and report a cumulative effect of a change in accounting principle. In fiscal 1998, the cumulative effect of the change allocated to us by Adaptec was to decrease net income by $345,000, net of a tax benefit of $115,000.

LIQUIDITY AND CAPITAL RESOURCES

    Historically, Adaptec has managed cash on a centralized basis. Adaptec has collected cash receipts associated with our business and has provided us funding to cover our disbursements. Accordingly, we have reported no cash or cash equivalents at March 31, 1999 and 2000 or June 30, 2000.

    Net cash provided by operating activities during the three months ended June 30, 2000 was $3.1 million. Operating cash was generated primarily from net income of $3.1 million, adjusted for non-cash items, including depreciation and amortization expense of $4.3 million and changes in net assets and liabilities of $4.3 million.

    Net cash provided by operating activities during fiscal 2000 was $10.2 million. Operating cash was generated primarily from net income of $5.2 million, adjusted for non-cash items, including the write-off of acquired in-process technology of $3.4 million, depreciation and amortization expense of $7.3 million and changes in net assets and liabilities of $5.6 million.

    Net cash provided by operating activities during fiscal 1999 was $10.2 million. Operating cash was generated primarily from net income of $2.1 million, adjusted for non-cash items including depreciation and amortization expense of $1.4 million and changes in net assets and liabilities of $6.8 million.

    Net cash provided by operating activities during fiscal 1998 was $1.7 million. Operating cash was generated primarily from net income of $6.1 million which was adjusted for non-cash items, including depreciation and amortization expense of $1.4 million and changes in net assets and liabilities of $6.2 million.

    Net cash used in investing activities during fiscal 2000 was $101,000 and consisted of capital expenditures for equipment. During fiscal 2000, Adaptec contributed to us certain net assets in connection with the acquisitions of CeQuadrat and Wild File of $45.8 million, net of cash acquired which was retained by Adaptec.

    In November 2000, we will issue an unsecured promissory note in the principal amount of $30 million to Adaptec. The note will bear simple interest
at   % per annum and will be payable upon the earlier to occur of our receipt of proceeds from this offering and the one-year anniversary of the note. We intend to repay this note plus interest with the proceeds of this offering. We will be using the proceeds of this note for working capital to pay for costs and expenses arising between legal separation and our receipt of funds from this offering.

    We believe that cash from our future operating results together with the proceeds of this offering will provide sufficient capital to fund our operations for the next 12 months and beyond.

    Although we have historically generated positive cash flow from operations, we cannot assure you that we will be able to do so in the future. If we are unable to generate positive cash flow from operations, we may be required to obtain additional financing from other sources. In order to preserve the tax-free nature of the proposed distribution, Adaptec's ownership of us must remain above 80% through the date of distribution. As a result, our primary means of obtaining additional cash through the distribution period other than from operations would be through Adaptec or through third party debt.

    We cannot be certain that financing will be available to us when we need it on favorable terms or at all. If additional funds are raised through the issuance of equity securities, dilution to existing stockholders may result. If insufficient funds are available, we may not be able to introduce new products or compete effectively in any of our markets, either of which could materially harm our business, financial condition and results of operations.

    We have never held derivative financial instruments, nor had debt outstanding at any time other than in connection with the $30 million note which we issued to Adaptec. Accordingly, we have not been exposed to near-term adverse changes in interest rates or other market prices. We may, however, experience such adverse changes if we incur debt or hold derivative financial instruments in the future.

RECENTLY ISSUED ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board, or FASB, issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires recognition of all derivatives as assets or liabilities and measurement of those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities-Deferral of the Effective Date of FASB Statement No. 133," which deferred the required date of adoption of SFAS No. 133 for one year, to fiscal years beginning after June 15, 2000. In June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment of FASB Statement
No. 133," which amends the accounting and reporting standards for certain derivative instruments and certain hedging activities. We will adopt SFAS 133 in our first quarter of fiscal 2002, and are in the process of determining the impact that adoption will have on our consolidated financial statements.

    In December 1999, the Securities and Exchange Commission issued Staff Accounting Bulletin No. 101, or SAB No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. The impact of SAB No. 101 was not material to our operating results.

    In March 2000, the FASB issued Interpretation No. 44, or FIN No. 44, "Accounting for Certain Transactions involving Stock Compensation," an interpretation of APB No. 25. FIN No. 44 clarifies the application of APB
No. 25 for (a) the definition of employee for purposes of applying APB No. 25,
(b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. The impact of FIN No. 44 did not have a material effect on our financial position or results of operations.

MARKET RISK DISCLOSURE

    We develop our software in the United States and Europe and sell it in North America, Europe, the Pacific Rim and Asia. As a result, our financial results could be affected by factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. For our foreign divisions whose functional currency is the local currency, we translate assets and liabilities to U.S. dollars using period-end exchange rates and translate revenues and expenses using average exchange rates during the period. Exchange gains and losses arising from translation of foreign entity financial statements are included as a component of other comprehensive income.

    For foreign divisions whose functional currency is the U.S. dollar, certain assets and liabilities are re-measured at the period end or historical rates as appropriate. Revenues and expenses are re-measured at the average rate during the period. Currency translation gains and losses are recognized in current operations and have not been material to our operating results in the periods presented.

    We sell our products primarily to original equipment manufacturers and distributors throughout the world. Sales to customers are predominantly denominated in U.S. dollars and, as a result, we believe that our foreign currency risk is minimal.

    We do not currently hold any derivative instruments and do not engage in hedging activities. Also, we do not currently hold any variable interest rate debt or lines of credit. Financial instruments that potentially subject us to significant concentrations of credit risk consist principally of trade accounts receivable.

                                    BUSINESS

OVERVIEW

    We are a leading provider of digital content management software solutions that enable individuals to personalize and store music, photos, video and data onto recordable CDs. Our principal products are our Easy CD Creator and Toast families of CD recording software and our GoBack system recovery software. The quantity of digital content distributed over the Internet to the PC is rapidly increasing, driven by high speed Internet connections, the increasing number of web sites focused on the electronic distribution of music and other content, and the proliferation of digital consumer electronics devices. We expect this trend will increase the need for products that move, manage and protect digital content. Consumers are increasingly using recordable CDs as a medium for digital content because of their capacity, low cost, portability and compatibility with a large installed base of play back devices. We are the industry leader in providing software that enables individuals to record digital content to CDs. We distribute our products primarily through leading PC and CD recordable drive manufacturers, distributors and strategic partners. Our software was bundled with approximately 20 million CD recorders from January 1, 1999 through June 30, 2000.

INDUSTRY BACKGROUND

    Internet use is expanding rapidly. DataQuest estimates that approximately 230 million people have Internet access worldwide in 2000, and projects that by 2003 there will be 404 million Internet users. Individuals are using the Internet for traditional applications such as viewing web pages or sending e-mail, and increasingly to access and distribute multimedia data files containing music, photographic images and video. The Internet is becoming a commonly accepted platform for digital content delivery for the following reasons:

    - ADOPTION OF HIGH SPEED INTERNET CONNECTIONS IN THE HOME. International Data Corporation, or IDC, estimates that the number of U.S. homes with high speed Internet access will grow from approximately four million in 2000 to approximately 21 million by 2003.

    - THE GROWING POPULARITY OF WEB SITES FOCUSED ON THE ELECTRONIC DISTRIBUTION OF MUSIC AND OTHER CONTENT. Consumer demand for downloadable content, such as MP3 compressed audio files, has given rise to independent web sites such as Audible.com, EMusic.com, Liquid Audio, MP3.com and Napster. In August 2000, Searchwords.com listed "MP3" as the most frequently searched word on the Internet. This demand has led BMG, Sony and other traditional content providers to announce plans to make their content available over the Internet. Forrester Research estimates that almost 25% of media products sold online in 2004 will be digitally downloaded.

    - THE PROLIFERATION OF DIGITAL CONSUMER ELECTRONICS DEVICES. Users are creating digital content every day when they capture information with portable consumer electronics devices such as digital cameras, digital camcorders and scanners. IDC estimates that worldwide shipments of digital cameras will grow from approximately ten million in 2000 to over 41 million in 2004.

    The growth in digital content has created new applications for the PC. Consumers want the ability to conveniently personalize, store and access digital content, and PCs are being used to perform these functions. For example, audio files downloaded from the Internet can be assembled into personalized play lists. Similarly, digital images taken with a digital camera or camcorder can be transferred to a PC and adapted to create photo albums, flyers, posters or other composite images. Additionally, consumers want the convenience of viewing or listening to digital content that they have accessed through their PC with other consumer electronic devices such as DVD players, portable CD players, car stereos or home audio systems.

    Business users also store, move and access digital content using PCs. For example, large multimedia presentations are often viewed by different people using different PCs or taken on the road for viewing on a laptop PC. Similarly, product information is frequently shared with a sales team and with customers. In these cases, the ability to share digital content across many separate PCs may be highly important to the operations of a company.

    The CD has achieved widespread acceptance as a high-capacity, inexpensive, reliable and portable medium for transferring and accessing music, videos, photos and data. For example, software and music are commonly distributed on read-only CDs, which can play back the content stored on them but cannot be used to store additional content. With the advent of CD recorders, a term used to describe both CD-R and CD-RW drives, people can now record their own CDs which are compatible with the installed base of CD players. As drive and media prices have declined, CD recorders have become a mainstream PC peripheral. Industry research firm Santa Clara Consulting Group estimates that the installed base of CD recorders will grow to over 90 million by the end of 2001. They also estimate that over five billion recordable CDs will be sold in 2001.

    Sales of DVD players in both the PC and consumer electronics markets are also growing. DVD players can be used for playing back both CDs and DVDs. As the installed base of DVD players grows, a strong market opportunity for DVD recorders is expected to emerge.

    The increasing use of PCs to manage and store digital content has created an even greater need to protect both home and office users from the effects of system crashes, virus attacks and human error. In addition, the digital content stored on the PC can be highly valuable to the user. Recent virus attacks, such as the Lovebug virus, demonstrate the destructive potential of new forms of viruses. These risks have given rise to the need for a means to quickly and easily restore data on the PC once it has been infected, lost or otherwise corrupted, and to prevent interruptions in the operability of the PC.

OUR SOLUTION

    We provide comprehensive software solutions for moving, managing and protecting digital content. Our software is reliable, easy to use and compatible across a broad range of operating systems. Our leading product, Easy CD Creator, allows users to record music downloaded from the Internet, store digital photos and share large data files, such as PowerPoint presentations. Based on industry data, we estimate that our CD recording software was included with approximately 66% of the CD recorders shipped during 1999. Our GoBack system recovery software enables PC users to quickly recover their data and software applications in the event of system crashes, virus attacks and human error.

    Our solutions provide the following key advantages to our customers:

    - COMPATIBILITY. We are in frequent contact with our PC and drive manufacturer customers and devote extensive resources to compatibility testing. Our CD recording software is compatible with over 1,000 versions of CD recorders. We strive to maintain compatibility with the many new CD recorders which become available each month. Our products support an extensive array of technical standards for audio, data, enhanced music, and video on a CD or DVD. Our CD recording products support popular operating systems, including Microsoft Windows 95, 98, NT 4.0 and 2000 and Apple's Mac OS 9.

    - EASE OF USE. Our software is highly sophisticated but very easy to use. Our CD recording software allows the user to perform technical tasks seamlessly with simple, easy-to-learn commands, and to perform a range of functions, including recording data, video, photos and multimedia combinations through a single interface. For example, our DirectCD technology allows users to move or copy files to a CD using a drag and drop feature, in the same manner as they would save files to a floppy disk. Similarly, by working continuously and transparently, we believe GoBack represents a new approach to providing system recovery for individual PCs. We conduct comprehensive usability testing to ensure that our products are user-friendly.

    - QUALITY. We believe that we have a reputation in the industry for producing high quality products. We invest substantial resources in our product development and test efforts to assure that our products work reliably across a broad range of configurations.

    - COMPELLING SET OF FEATURES. Easy CD Creator and Toast provide a full suite of applications to personalize and store music, video, photographs and data using CDs. Our software also provides numerous system back up and recovery features. GoBack is our specialized system recovery software which enables the user to undo common user errors like deleting or overwriting files, and to restore the user's hard drive to its former condition prior to a system crash or virus attack.

OUR STRATEGY

    Our objective is to become the leading provider of digital content management solutions. We intend to pursue the following key strategic initiatives to accomplish our objective:

    - MAINTAIN MARKET LEADERSHIP. To maintain strong relationships with PC and CD recordable drive manufacturers which include our software with their products, we will continue to invest significant resources in product testing, quality assurance and OEM support. We also intend to actively pursue additional partnerships with complementary software application providers which want to enhance their applications by adding CD recording technology. We have agreed to include CD recording software with limited functionality in Microsoft Media Player 7 and RealNetworks RealJukebox which will display our brand whenever a CD is recorded and present the user with an offer to upgrade to a full-featured version. In addition, given our separation from Adaptec, it is critical that we invest in marketing and advertising focused on building the corporate identity and brand of Roxio, as well as continuing our current efforts to build our product brands.

    - INTRODUCE NEW MARKETING APPROACHES. We believe there is a significant opportunity to expand the sales of our full-featured products as upgrades to our installed base. Through PC and CD recordable drive manufacturers, we provide users with a standard version of our Easy CD Creator software suite. Beginning with the upcoming version 5.0 of Easy CD Creator, we will focus on promoting upgrades to the deluxe version from within the user interface, by highlighting the deluxe features of Easy CD Creator that are not available on the standard version. In addition, we will offer to our PC and CD recordable drive manufacturer customers the option of a standard version of Easy CD Creator 5.0 which will allow end users to immediately obtain the full-featured version by purchasing an electronic key from our web site. We also believe that there is a significant opportunity to market the individual applications of our software over the Internet to feature-specific users. Due to the modular design of our software, we can offer users separate application components downloaded from the Internet such as our music recording or photo album applications. We also intend to more aggressively market our CD recording and system recovery products to individuals for corporate and business use, particularly in the small and mid-sized business markets.

    - PURSUE STRATEGIC PARTNERSHIPS. We intend to promote broader application of our technology through the development of strategic partnerships. Because our technology plays a key role in the movement of digital content from the PC to a range of consumer playback devices, we believe we are well positioned to participate through partnerships in the commercial delivery of digital content over the Internet and the protection of copyrighted material accessed through the Internet. Additionally, we believe that our system recovery solutions present us with partnering opportunities in the virus protection and PC helpdesk enterprise support markets. For example, GoBack complements traditional virus protection software applications by allowing users to recover from the damage caused by virus attacks. We plan to pursue partnerships to create channels for us to sell our system recovery products in the corporate enterprise and small and mid-sized business markets.

    - CONTINUE TO INVEST IN NEW TECHNOLOGY AND PRODUCT DEVELOPMENT. We will continue to invest in product development and improving our technology to expand the breadth of our product offerings. For our recording products, we intend to invest in new technologies that will enable our products to be compatible with future DVD recording standards, emerging standards for the protection of copyrighted material, digital appliances and new operating systems such as Linux. We intend to invest significant resources in further developing and enhancing our system recovery solutions to include more operating system support, enterprise deployment capabilities and additional recovery features.

    - ACQUIRE COMPANIES AND TECHNOLOGIES. Since July 1995, we have made five acquisitions of key products and technologies. In order to expand our product offerings and take advantage of new market opportunities, we may acquire or invest in other complementary businesses, products and technologies. While we are not in active discussions with any third party to acquire any companies or technologies at this time, we believe that future acquisitions will enable us to rapidly expand our product offerings and customer base, and take advantage of new market opportunities.

    - OFFER DVD RECORDING PRODUCTS. We expect DVD usage to grow to meet the demand for higher capacity multimedia applications such as video and data storage. We believe that as the installed base of DVD recorders and players grows over the next several years, DVD will emerge as a widely used technology. We intend to leverage our technology leadership, market position and brand awareness to offer a breadth of products that will allow users to store content to recordable DVDs.

PRODUCTS

    Our product offerings consist of the following:

    EASY CD CREATOR

    Easy CD Creator allows users to create their own music, photo, video and data CDs using the CD recorders on their PC. Easy CD Creator is compatible with the Microsoft Windows 95, 98, NT 4.0 and 2000 operating systems. We are currently shipping Easy CD Creator 4.0 in both standard and deluxe editions. We intend to introduce version 5.0 of Easy CD Creator by January 2001. We intend to more broadly differentiate the features between the standard and deluxe editions of Easy CD Creator 5.0 in order to increase upgrade sales through both the retail and Internet channels. The following table sets forth key features of the three versions of our Easy CD Creator 4.0 software:


EASY CD CREATOR 4.0          DISTRIBUTION                       KEY FEATURES

Audio Recording         Microsoft Media Player  Record audio files, such as MP3, to CD at up
  Plug-in Version       and RealNetworks          to 2X recording speed

Standard Version        PC and CD recordable    Record at up to 12X recording speed
                        drive manufacturers     Store any kind of file to CD, including
                        and integrators           presentations, photos, videos or data
                                                Create custom audio CDs from an existing CD
                                                  collection
                                                Convert MP3 tracks to CD audio while playing
                                                  the track
                                                Download artist/title information from
                                                  online music database
                                                Design and print custom CD labels and jewel
                                                  case inserts
                                                Use DirectCD to drag and drop files to CD in
                                                  Windows Explorer
                                                Make a copy of a CD
                                                Download new drive support and product
                                                  updates online

Deluxe Version          Distributors, retail    ALL FEATURES OF THE STANDARD VERSION, PLUS:
                        and direct sales
                                                Move albums or cassettes to CD and record
                                                  audio files one at a time
                                                Customize transitions between songs with
                                                  special effects
                                                Create video CDs that can be played back on
                                                  video CD or DVD players
                                                Create photo albums and slide shows on CD
                                                Create video postcards on CD
                                                Protect PC hard drive data with the TakeTwo
                                                  backup application

    GOBACK

    Our GoBack system recovery software enables end users to return their hard drives to their former condition as of a previous point in time. This capability allows end users to more quickly and easily recover from system crashes, virus attacks or user errors. For PC support organizations, GoBack can reduce the number of service calls and increase user productivity. GoBack is currently compatible with the Microsoft Windows 95 and 98 operating systems and is expected to be available for the Windows NT 4.0 and 2000 operating systems in the first calendar quarter of 2001. GoBack provides the following key features and advantages:

    - provides protection continuously and transparently;

    - protects all files on the system; and

    - can recover data even when Windows fails to start, without requiring a special boot disc.

    SOUNDSTREAM

    SoundStream allows users to create their own customized audio CDs. It is targeted at users focused on audio recording who do not require all of the capabilities of Easy CD Creator. SoundStream is compatible with the Microsoft Windows 95, 98, NT 4.0 and 2000 operating systems.

    TOAST

    Toast is our version of CD recording software for the Macintosh. Its functionality is similar to Easy CD Creator, and it is available in both standard and deluxe editions.

    JAM

    Jam is our companion product to Toast that is designed to provide users with tools to make professional quality audio CDs.

    WINONCD

    WinOnCD is our CD recording product targeted at the technical and professional user. It is marketed in Europe, with the strongest brand recognition in Germany. WinOnCD is compatible with the Microsoft Windows 95, 98 and NT 4.0 operating systems.

STRATEGIC RELATIONSHIPS

    We have established strategic relationships with Microsoft and RealNetworks under which we provide versions of our software with fewer features than the versions provided to our PC and drive manufacturer customers. We believe that these strategic relationships enable us to penetrate additional markets, increase market awareness of our products, and increase upgrade sales. We are actively pursuing additional strategic alliances.

    MICROSOFT. In March 2000, we entered into a strategic relationship with Microsoft in which we agreed to provide Microsoft with our audio recording plug-in for inclusion in Windows Media Player 7. In return, Microsoft agreed to promote our brand and software products, including by displaying information about upgrades during the CD recording process. While we will not receive any direct revenue from this agreement, we will receive all of the revenues generated from product upgrades originating from this relationship. This agreement expires in June 2002 and may be terminated with 90 days' notice. Additionally, in August 1999, we entered into a strategic relationship with Microsoft in which we agreed to supply a portion of our CD recording engine for integration into future Microsoft operating systems. This is the only element of our technology that may be embedded in future Microsoft operating systems pursuant to this agreement. However, our CD recording software has not been incorporated in Microsoft's recent release of Windows Me.

    REALNETWORKS. In December 1999, we entered into a strategic relationship with RealNetworks in which we agreed to provide RealNetworks with our audio recording plug-in for inclusion in its RealJukebox product. In return, RealNetworks agreed to promote our brand and software products. While we will not receive any direct revenue from this agreement, we will receive the majority of the revenues generated on product upgrades originating from the RealNetworks web site. This agreement expires in December 2001.

CUSTOMERS

    We sell our software directly to PC manufacturers, CD recordable drive manufacturers, integrators, distributors and end users.

    PC MANUFACTURERS. Sales to PC manufacturers are rapidly becoming our most significant means of reaching end users. For our fiscal year ended March 31, 2000, sales to PC manufacturers accounted for approximately 17% of our net revenue. We currently sell our products to eight PC manufacturers. We expect that revenue derived from sales to PC manufacturers as a percentage of our total revenue will decline as a result of highly competitive pricing pressures in the PC industry. A representative list of our PC manufacturer customers includes:

  -  Compaq                               -  Hewlett-Packard
  -  Dell                                 -  IBM
  -  Gateway

    CD RECORDABLE DRIVE MANUFACTURERS. We also sell our software to CD recordable drive manufacturers who sell their CD recorders as a stand-alone product to consumers. For our fiscal year ended March 31, 2000, sales to drive manufacturers accounted for approximately 24% of our net revenue. We currently sell our products to 15 drive manufacturers. We expect that as more PCs are shipped with pre-installed CD recorders our sales to drive manufacturers as a percentage of our total revenue will decline. A representative list of our drive manufacturer customers includes:

  -  Acer                                 -  Sony
  -  Philips                              -  Yamaha
  -  Plextor

    INTEGRATORS. Integrators are companies which bundle a CD recorder with value added hardware and software and sell the combination as a stand alone product. For our fiscal year ended March 31, 2000, sales to integrators accounted for approximately 19% of our net revenue. We currently sell our products to 15 integrators. For our fiscal year ended March 31, 2000, sales of our software to Hewlett Packard, which is both a PC manufacturer and an integrator customer, accounted for approximately 10% of our gross revenue. We expect that our sales to Hewlett Packard as an integrator will decline due to its decision to bundle competitive software with some or all of its CD recorders. We expect that as more PCs are shipped with pre-installed CD recorders our sales to integrators as a percentage of our total revenue will decline. A representative list of our integrator customers includes:

  -  Hewlett-Packard                      -  Lacie
  -  I/O Data

    DISTRIBUTORS, RETAIL AND DIRECT SALES. The majority of the deluxe versions of our software reach end users through retailers, which buy our products from our national and international distributors. Direct sales represented a small percentage of our total net revenue for the fiscal year ended March 31, 2000. For our fiscal year ended March 31, 2000, direct sales and sales to distributors accounted for approximately 40% of our net revenue. Our distributor agreements generally provide distributors with stock rotation and price protection rights as well as the right to return discontinued products. We currently sell our software to more than 50 distributors worldwide, including five in the United States, 40 in Europe, five in Japan and seven in the rest of Asia. For our fiscal year ended March 31, 2000, sales to Ingram Micro accounted for 19% of our gross revenue. We expect that as we expand our marketing efforts around our deluxe products and market our applications over the Internet, our retail and direct sales as a percentage of our total revenue will increase. A representative list of our distributor customers includes:

  -  Computer 2000                        -  Ingram Micro
  -  Softbank                             -  Tech Data

    We sell upgrades directly to end users through Adaptec's web site and (800) number. We intend to begin selling directly to end users through our own web site and (800) number in the near future. We believe that our strategic relationships with Microsoft and RealNetworks and our relationships with our PC and drive manufacturer partners will enhance our ability to sell directly to end users.

SALES, MARKETING AND SUPPORT

    Our products are broadly distributed through relationships with PC manufacturers, CD recordable drive manufacturers, integrators, distributors, retailers and strategic partners.

    We expend a large portion of our marketing resources to market our products to PC and drive manufacturers. We believe that by partnering with leading PC and drive manufacturers, we will continue to be well positioned to introduce new products and develop new markets. We work closely with our PC and drive manufacturer customers as we develop new products and solicit market feedback from our customers. Our sales and marketing efforts to PC and drive manufacturer customers include:

    - working closely with our PC and drive manufacturers to ensure that our software is compatible with their products;

    - creating awareness of our technical expertise and our brand; and

    - co-marketing our software with their products.

    We market our products through major distributors who resell to computer retailers such as Best Buy, Comp USA, Fry's Electronics and Staples, and Internet and catalog retailers such as Buy.com, CDW, Micro Warehouse and PC Connection. We build retail shelf presence through promotions including point of sale displays, newspaper inserts, and in-store training. We generate end user demand through rebates, national advertising in targeted publications, numerous trade show appearances, web promotions, direct mail and e-mail, and press and publicity tours and events.

    End users can currently purchase our products directly from us through Adaptec's web site and (800) number. We expect direct sales to customers as a percentage of our total net revenue to increase in the future as a result of increased sales of downloadable modules, plug-ins and unlockable versions that we make available through our web site.

    We have historically focused our promotion efforts on branding for such products as Easy CD Creator and Toast. We intend to expand our marketing efforts to increase awareness of our new corporate identity and new products.

    As of June 30, 2000, our sales, marketing and support staff consisted of 48 professionals, including field sales representatives, customer service personnel, product marketing, product management, channel marketing, marketing communications and market research personnel. A majority of our sales personnel are located in California. We expect to increase our marketing infrastructure over the next 12 months as our sales volume increases and as we develop new ways to market our products.

    As of June 30, 2000, our customer service organization consisted of 15 professionals who provide product and technical support to end users who purchase our products. Additionally, we provide secondary support to our PC and drive manufacturer customers. We expect to increase the number of professionals in our customer service organization over the next 12 months as our retail sales increase.

PRODUCT DEVELOPMENT

    We believe that our expertise in engineering and research and development enables us to rapidly develop new technologies and products in response to emerging industry trends. The breadth of our technology enables us to offer effective digital content management solutions to our users. We have core competencies in the following areas:

    APPLICATION DEVELOPMENT. We have developed a broad range of PC applications focused on delivering both ease of use and sophisticated functionality. We intend to continue to build our capabilities in this area, particularly in new emerging areas such as video.

    OPERATING SYSTEMS. We have developed software which supports all the major PC operating systems in use today. We have extensive expertise with system level software, including both PC file systems and device drivers.

    DEVICE MANAGEMENT. We have developed software which supports over 1,000 versions of CD recorders. We actively work with all of the major drive manufacturers to ensure compatibility. We actively participate in the planning of new technology initiatives and offer support for many newly designed drives.

    STANDARDS. To deliver products that are compatible and interoperable, we participate in and lead the development of technology standards. We are represented on the Board of Directors of the Optical Storage Trade Association and have been instrumental in promoting the CD-UDF standard. We have extensive experience with the different standards that govern CD and DVD disc formats.

    As of June 30, 2000, we employed 100 engineers with specialties in application design, user interface design, middleware, device drivers and quality assurance. We maintain a sophisticated compatibility test lab and run our software through rigorous quality assurance tests. In the future we expect to continue to make significant investments in product development. Our research and development expenditures totaled $6.8 million in fiscal 1998, $8.6 million in fiscal 1999 and $14.1 million in fiscal 2000.

COMPETITION

    The markets we are targeting are highly competitive, and we expect competition to increase in the future. Increased competition is likely to result in price reductions and may result in loss of market share, which could significantly reduce our future revenues. Key competitors for sales of our CD recording software include Ahead, Applix, BHA, DataBecker, Oak Technology, Prassi, Sonic Foundry and Veritas. Our system recovery competitors include Microsoft and PowerQuest. Operating system designers such as Apple and Microsoft could also incorporate products similar to ours in their operating systems.

    Microsoft has included system recovery related functionality in its Windows Me operating system. Additionally, Microsoft has announced its intention to include CD recording software in future releases of its operating systems. Although we have entered into an agreement to provide Microsoft with CD recording software with limited functionality, we cannot assure you that Microsoft will include our CD recording software in any future releases, that they will not include CD recording software from one of our competitors, or that they will not develop their own CD recording software.

    Some of our competitors or potential competitors have significantly greater financial, technical and marketing resources than we do. These competitors may be able to respond more rapidly than we can to new or emerging technologies or changes in customer requirements and may be able to leverage their customer bases and adopt aggressive pricing policies to gain market share. They may also devote greater resources to the development, promotion and sale of their products than we do. In addition, some of our competitors or potential competitors have existing relationships with PC and CD recordable drive manufacturers, integrators or retailers which currently carry our products. If our competitors are able to exploit these existing relationships to expand into our product areas, our business could be harmed.

    We believe that the principal competitive factors affecting the market for our products and services include product functionality and features, product price and performance, acceptance of product by distributors and vendors, quality of customer support, services, styling, availability and brand. We believe that we compete more favorably than many of our current competitors with respect to some or all of these factors. However, we may not be able to maintain our competitive position against current and potential competitors, especially those with significantly greater resources.

INTELLECTUAL PROPERTY

    Our success and ability to compete depend substantially upon our intellectual property. We have filed over 40 patent applications in the past five years, covering general CD recording, audio transformations, improving data utilization and methods for saving and recording data. Nine patents have been issued to us.

    We may be unsuccessful in prosecuting our patent applications or patents may not issue from our patent applications. Even if patents are issued and maintained, these patents may not be of adequate scope to benefit us or may be held invalid and unenforceable against third parties.

    While we rely on patent, copyright, trade secret and trademark law to protect our technology, we also believe that factors such as the technological and creative skills of our personnel, new product developments, frequent product enhancements and reliable product maintenance are essential to establishing and maintaining a technology leadership position. We cannot assure you that others will not develop technologies that are similar or superior to our technology.

    We own the core technology underlying our CD recording software. However, some specific deluxe features in our software, such as the PhotoRelay feature in the deluxe version of Easy CD Creator, are licensed from third parties. Some of these licenses are terminable at will.

    Despite our efforts to protect our proprietary rights, existing laws, contractual provisions and remedies afford only limited protection. In addition, effective copyright and trade secret protections may be unavailable or limited in some foreign countries. Attempts may be made to copy or reverse engineer aspects of our product or to obtain and use information that we regard as proprietary. Accordingly, we cannot assure you that we will be able to protect our proprietary rights against unauthorized third-party copying or use. Use by others of our proprietary rights could materially harm our business. Furthermore, policing the unauthorized use of our product is difficult and expensive litigation may be necessary in the future to enforce our intellectual property rights.

    While we do not believe that any of our products infringe the proprietary rights of third parties, we acquired all of our assets "as is" from Adaptec, and we may be unaware of intellectual property rights of others that may cover some of our technology. We cannot assure you that other third parties will not claim infringement by us with respect to our products and associated technology. Any claims, with or without merit, could be time-consuming, result in costly litigation, divert management's attention and resources, prevent product shipment, cause delays or require us to enter into royalty or licensing agreements, any of which could harm our business. Patent litigation in particular has complex technical issues and inherent uncertainties. Parties making claims against us could secure substantial damages, as well as injunctive or other equitable relief which could effectively block our ability to license our products in the United States or abroad. Such a judgment could seriously harm our business. In the event an infringement claim against us were successful and we could not obtain a license on acceptable terms or license a substitute technology or redesign to avoid infringement, our business would be harmed.

EMPLOYEES

    As of June 30, 2000, we had a total of 169 employees, of which 15 were in customer service and support, 33 were in sales and marketing, 100 were in engineering and product development and 21 were in finance, administration and operations. Our future performance depends, in significant part, upon our ability to attract new personnel and retain existing personnel in key areas including engineering, technical support and sales. None of our employees are represented by a collective bargaining agreement. We have not experienced any work stoppages and we consider our relations with our employees to be good.

FACILITIES

    Our principal executive offices are located in Milpitas, California. The table below lists our leased or licensed facilities as of September 20, 2000.

                                                            APPROXIMATE SQUARE
LOCATION                              DESCRIPTION                FOOTAGE         LEASE EXPIRATION
--------                      ----------------------------  ------------------   ----------------
Milpitas, California........  Corporation headquarters            25,667         November 2005
Longmont, Colorado..........  Office                               3,744         November 2001
Plymouth, Minnesota.........  Office and warehouse                 7,389         May 2001
Wurselin, Germany...........  Office and warehouse                 2,691         May 2005

    Adaptec has agreed to lease to us space in their Milpitas, California corporate headquarters and to license to us office space in Longmont, Colorado. The remaining facilities are subject to leases between Adaptec or its subsidiaries and a third party; therefore, the leases for these facilities must be assigned to us by Adaptec. Some of these leases may require the consent of a third party. If a consent is not obtained, we may not be able to occupy the space or we may need to negotiate our own lease. See "Certain Transactions--Real Estate Matters Agreement" for further information. We believe that our leased facilities are adequate to meet our current needs and that additional facilities will be available to meet our development and expansion needs on commercially reasonable terms.

LEGAL PROCEEDINGS

    On April 6, 1998, we filed a lawsuit in the United States District Court for the Northern District of California, San Jose Division, against Prassi Software USA, Inc. and certain individuals. In the complaint, we seek unspecified damages, injunctive relief and other relief based upon claims including copyright infringement, trade secret misappropriation, breach of contract, unfair competition and tortious conduct. The lawsuit stems from our acquisition of Incat Systems Software USA, Inc. and contracts that were entered into in connection with the acquisition and subsequent employment of certain of its employees. We assert in the lawsuit that certain of our former employees breached their contracts with us and made unauthorized use of our copyrighted code and trade secrets. The court has issued a preliminary injunction barring the defendants from the sale of certain products, which injunction remains in place at this time. On May 8, 1998, the defendants filed a counterclaim against us seeking unspecified damages, injunctive relief and declaratory relief based on alleged violations by us of various antitrust laws, intentional and negligent interference with prospective economic advantage and common law and statutory unfair competition. We believe that we have meritorious defenses to each of the counterclaims alleged by the defendants and we intend to defend ourselves vigorously. However, discovery on the defendants' substantive counterclaims has not yet commenced, and the outcome of litigation is inherently uncertain. We cannot assure you that we will prevail against the defendants' counterclaims. If we do not prevail, we could be subject to substantial damages or injunctive relief that could materially adversely affect our business.

    We are not a party to any pending other legal proceeding that we believe could, individually or in the aggregate, have a material adverse effect on our business, financial condition or operating results.

                                   MANAGEMENT

DIRECTORS, EXECUTIVE OFFICERS AND KEY EMPLOYEES

    Set forth below is certain information concerning the directors, executive officers and key employees of the Company and their ages as of September 20, 2000.

NAME                                         AGE          POSITION
----                                       --------       --------
EXECUTIVE OFFICERS AND DIRECTORS
Wm. Christopher Gorog....................     47          Chief Executive Officer, President,
                                                          Assistant Secretary and Director
Thomas J. Shea...........................     35          Senior Vice President and Chief Operating
                                                           Officer
R. Elliot Carpenter......................     36          Vice President and Corporate Controller
Robert N. Stephens.......................     55          Director

KEY EMPLOYEES
Samir Patel..............................     35          Vice President of Engineering
Stephen Bertges..........................     48          Vice President of Marketing

    WM. CHRISTOPHER GOROG has served as our Chief Executive Officer, President, Assistant Secretary and a director since September 2000. From February 1999 to September 2000, Mr. Gorog served as a consultant in the entertainment and media industry including serving as advisor to Whitney & Co., an asset management company, in HOB Entertainment, Inc.'s acquisition of Universal Concerts. From November 1995 to February 1999, Mr. Gorog served as President of New Business Development at Universal Studios, an entertainment company. From January 1995 to November 1995, Mr. Gorog served as Executive Vice President of Group Operations at Universal Studios. Mr. Gorog earned a B.A.S. in Telecommunications and Film from San Diego State University.

    THOMAS J. SHEA has served as our Senior Vice President and Chief Operating Officer since September 2000. Mr. Shea joined Adaptec, a storage solutions company, in 1987 and has served most recently as Vice President and General Manager of Adaptec's software products group. Mr. Shea holds a B.S. in Electrical Engineering and Computer Science from the University of California at Berkeley.

    R. ELLIOT CARPENTER has served as our Vice President and Corporate Controller since September 2000. Mr. Carpenter joined Adaptec in 1992 and has held senior finance positions supporting Adaptec's software products group and direct attach storage group. Most recently, Mr. Carpenter has served as an Assistant Treasurer and Director of Mergers and Acquisitions at Adaptec.
Mr. Carpenter holds a B.A. in Business Economics and Germanic Languages from the University of California at Santa Barbara.

    ROBERT N. STEPHENS has served as a director since August 2000. Mr. Stephens has been the President of Adaptec since October 1998, its Chief Executive Officer since April 1999 and a director of Adaptec since October 1998.
Mr. Stephens served as Adaptec's Chief Operating Officer from November 1995 to July 1999. From November 1993 to November 1995, Mr. Stephens founded and was Chairman of the Board of Directors of Power I/O, Inc., a high-speed network technologies company. Mr. Stephens holds a B.A. in Philosophy and Psychology and a M.B.A. from San Jose State University

    SAMIR PATEL has served as our Vice President of Engineering since September 2000. Mr. Patel joined Adaptec in May 1997 and has served most recently as Vice President, Engineering and Director of Engineering. Prior to joining Adaptec, Mr. Patel served as Manager and Director of Business Development of Apple Computer, a personal computer manufacturer, from December 1996 to May 1997. From August 1994 to December 1996, Mr. Patel served as Vice President, Engineering of Opcode Systems, Inc., a music software provider. Mr. Patel holds a B.A. in Math and Computer Science and a M.S. in Engineering from Cornell University.

    STEPHEN BERTGES has served as our Vice President of Marketing since September 2000. Mr. Bertges joined Adaptec in April 2000 as Vice President, Strategic Marketing. Prior to joining Adaptec, Mr. Bertges founded and served as Chief Executive Officer and director of Qusic, Inc., a software manufacturer, from June 1999 to April 2000. From March 1998 to June 1999, Mr. Bertges served as Vice President, Marketing of MediaWay, Inc., a content management software provider. From September 1997 to March 1998, Mr. Bertges served as Director of Product Marketing, Software, of Visioneer, Inc., an imaging products provider. From February 1996 to September 1997 he served as President and Chief Executive Officer of Passport Designs, Inc., a music software provider, and from February 1995 to February 1996 as their General Manager. Mr. Bertges earned a B.A. and a M.A. in Music from Manhattan School of Music and a M.B.A. in Marketing from Columbia University.

BOARD STRUCTURE AND COMPENSATION

    Our board of directors currently consists of two authorized members. Prior to the completion of this offering, our board of directors will consist of five authorized members, and our certificate of incorporation will provide for a classified board of directors consisting of three classes of directors, each serving staggered three-year terms. As a result, a portion of our board of directors will be elected each year. To implement this classified structure, two of the nominees to the board of directors will be elected to a one-year term, two will be elected to a two-year term and one will be elected to a three-year term. Thereafter, our directors will be elected to three-year terms. This classification of our board of directors may delay or prevent a change of control of our company or in our management. See "Description of Capital Stock--Anti-Takeover Effects of Our Certificate, Bylaws and Delaware Law."

    We intend to compensate our non-employee directors for service on our board of directors and to reimburse them for costs associated with attending board meeting. No determination has been made as to their compensation.

BOARD COMMITTEES

    AUDIT COMMITTEE

    Prior to the completion of this offering, we will establish an audit committee of our board of directors consisting entirely of outside directors. Our audit committee will review our auditing, accounting, financial reporting and internal control functions and make recommendation to our board of directors for the selection of independent accountants. In addition, the committee will monitor our compliance with foreign trade regulations as well as the non-audit services of our independent accountants. In discharging its duties, the committee will:

    - review and approve the scope of the annual audit and the independent accountant's fees;

    - meet independently with our internal auditing staff, our independent accountants and our senior management; and

    - review the general scope of our accounting, financial reporting, annual audit and internal audit program, matters relating to internal control systems as well as the results of the annual audit.

    COMPENSATION COMMITTEE

    Prior to the completion of this offering, we will establish a compensation committee of the board of directors consisting entirely of non-employee directors. Our compensation committee will determine, approve and report to the board on all elements of compensation for our officers including targeted total cash compensation and long-term equity based incentives.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

    All decisions regarding the compensation of our executive officers have been made by the officers of Adaptec. Robert N. Stephens, one of our directors, is the President and Chief Executive Officer and a director of Adaptec.

LIMITATIONS ON DIRECTORS' LIABILITY AND INDEMNIFICATION

    Upon completion of this offering, our certificate of incorporation will limit the liability of directors to the maximum extent permitted by Delaware law. Delaware law provides that directors of a corporation will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

    - any breach of their duty of loyalty to the corporation or its stockholders;

    - acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of the law;

    - unlawful payments of dividends or unlawful stock repurchases or redemptions; or

    - any transaction from which the director derived an improper personal benefit.

    The limitation of liability does not apply to liabilities arising under the federal securities laws and does not affect the availability of equitable remedies such as injunctive relief or rescission.

    Our certificate of incorporation and bylaws will provide that we will indemnify our directors and officers and may indemnify our employees and other agents to the fullest extent permitted by law. We believe that indemnification under our bylaws will cover negligence on the part of indemnified parties at a minimum. Our bylaws will also permit us to secure insurance on behalf of any officer, director, employee or other agent for any liability arising out of his or her actions in their capacity as an officer, director, employee or other agent, regardless of whether our bylaws would permit indemnification.

    We will enter into agreements to indemnify our directors and executive officers, in addition to the indemnification that will be provided for in our bylaws. These agreements, among other things, will provide for indemnification for judgments, fines, settlement amounts and certain expenses, including attorneys' fees incurred by the director or executive officer in any action or proceeding, including any action by or in our right, arising out of the person's services as a director or executive officer of us, any of our subsidiaries or any other company or enterprise to which the person provides services at our request. We believe that these provisions and agreements are necessary to attract and retain qualified persons as directors and executive officers.

    The limited liability and indemnification provisions that will be contained in our certificate of incorporation and bylaws may discourage stockholders from bringing a lawsuit against our directors for breach of their fiduciary duty and may reduce the likelihood of derivative litigation against our directors and officers, even though a derivative action, if successful, might otherwise benefit us and our stockholders. A stockholder's investment in us may be adversely affected to the extent we pay the costs of settlement or damage awards against our directors and officers under these indemnification provisions.

    There is no pending litigation or proceeding involving any of our directors, officers or employees in which indemnification is sought, nor are we aware of any threatened litigation that may result in claims for indemnification.

STOCK OWNERSHIP OF DIRECTORS AND EXECUTIVE OFFICERS

    All of our stock is currently owned by Adaptec, and thus none of our officers, directors or director nominees own any of our common stock. To the extent our directors and officers own shares of Adaptec common stock at the time of the distribution, they will participate in the distribution on the same terms as other holders of Adaptec common stock. In connection with this offering, certain executives, including the executive officers named in the Summary Compensation Table in "--Executive Compensation" below, will be awarded options to purchase shares of our common stock. See "--Employment Arrangements."

    The following table sets forth the number of shares of Adaptec common stock beneficially owned on August 31, 2000 by each director and each of the executive officers named in the Summary Compensation Table in "--Executive Compensation", and all of our directors and executive officers as a group. Except as otherwise noted, the individual director or executive officer or their family members had sole voting and investment power with respect to such securities. The total number of shares of Adaptec outstanding as of June 30, 2000 was 1,602,000.

                                                                SHARES OF ADAPTEC
                                                               BENEFICIALLY OWNED
                                                              ---------------------
NAME OF BENEFICIAL OWNER                                       NUMBER    PERCENTAGE
------------------------                                      --------   ----------
Robert N. Stephens(1).......................................  505,495          *
Thomas J. Shea(2)...........................................   51,368          *
R. Elliot Carpenter(3)......................................   13,522          *
All directors and executive officers as a group.............  570,385          *

------------------------

*   Represents holdings of less than one percent.

(1) Includes 449,728 shares issuable upon the exercise of options currently exercisable and exercisable within 60 days of August 31, 2000.

(2) Includes 45,873 shares issuable upon the exercise of options currently exercisable and exercisable within 60 days of August 31, 2000.

(3) Includes 13,167 shares issuable upon the exercise of options currently exercisable and exercisable within 60 days of August 31, 2000.

EXECUTIVE COMPENSATION

    The following table sets forth certain compensation information for the chief executive officer of Adaptec and two other executive officers of Roxio who, based on salary and bonus compensation from Adaptec and its subsidiaries, were the most highly compensated for the fiscal year ended March 31, 2000. All information set forth in this table reflects compensation earned by such individuals for services with Adaptec and its subsidiaries.

                           SUMMARY COMPENSATION TABLE

                                                                                       LONG-TERM
                                                                                      COMPENSATION
                                                                              ----------------------------
                                                       ANNUAL COMPENSATION      AWARDS         PAYOUTS
                                                      ---------------------   ----------   ---------------
                                                                              SECURITIES
                                                                              UNDERLYING      ALL OTHER
NAME AND PRINCIPAL POSITION                  YEAR      SALARY     BONUS(1)     OPTIONS     COMPENSATION(2)
---------------------------                --------   --------   ----------   ----------   ---------------
Robert N. Stephens, Chief Executive
  Officer of Adaptec.....................    2000     $569,288   $1,200,000    505,000          $1,750

Thomas J. Shea, Senior Vice President and
  Chief Operating Officer................    2000      217,769      275,000      5,000             347

R. Elliot Carpenter, Vice President and
  Corporate Controller...................    2000      129,616       40,000     13,000              --

------------------------

(1) The amounts shown in this column reflect payments made under Adaptec's annual discretionary bonus plan.

(2) All other compensation represents life insurance premiums.

GRANTS OF STOCK OPTIONS

    The following table shows all grants of options to acquire shares of Adaptec common stock granted to the executive officers named in the Summary Compensation Table in "--Executive Compensation" in the fiscal year ended March 31, 2000.

                                                                                           POTENTIAL REALIZABLE VALUE AT
                            NUMBER OF       % OF TOTAL                                     ASSUMED ANNUAL RATE OF STOCK
                            SECURITIES        OPTIONS        EXERCISE OR                   PRICE APPRECIATION FOR OPTION
                            UNDERLYING      GRANTED TO       BASE PRICE                               TERM(4)
                             OPTIONS     ADAPTEC EMPLOYEES       PER       EXPIRATION   -----------------------------------
NAME                        GRANTED(1)   IN FISCAL YEAR(2)    SHARE(3)        DATE         0%          5%           10%
----                        ----------   -----------------   -----------   ----------   --------   ----------   -----------
Robert N. Stephens........   500,000           8.75%           $24.4375      4/06/09    $    --    $7,633,403   $19,392,486
                               5,000            .09             49.8750      1/03/10     36,563       216,387       492,273
Thomas J. Shea............     5,000            .09             49.8750      1/03/10     36,563       216,387       492,273
R. Elliot Carpenter.......     8,000            .14             34.3125      6/29/09     10,500       189,735       464,717
                               5,000            .09             40.0625     10/11/09      7,188       137,684       337,890

--------------------------

(1) All of the above options are subject to the terms of Adaptec's 1990 Stock Option Plan or 1999 Stock Option Plan and are exercisable only as they vest. The options granted to each executive officer vest and become exercisable at the rate 12.50% of the shares subject to the option six months after the date of grant and at the rate of 6.25% of the shares subject to the option at the end of each of the next 14 quarters, provided the optionee continues to be employed by us.

(2) Based on a total of 5,717,089 shares granted to all Adaptec employees in fiscal 2000.

(3) All options were granted at an exercise price equal to the fair market value of Adaptec common stock on the date of grant.

(4) Potential realizable values are net of exercise price, but before deduction of taxes associated with exercise. These amounts represent certain assumed rates of appreciation only, based on the Securities and Exchange Commission rules, and do not represent our estimate of future stock prices. No gain to an optionee is possible without an increase in stock price, which will benefit all stockholders commensurately. A zero percent gain in stock price will result in zero dollars for the optionee. Actual realizable values, if any, on stock option exercises are dependent on the future performance of our common stock, overall market conditions and the option holders' continued employment through the vesting period.

EXERCISES OF STOCK OPTIONS

    The following table shows aggregate exercises of options to purchase Adaptec common stock in the fiscal year ended March 31, 2000 by the executive officers named in the Summary Compensation Table in "--Executive Compensation."

                                                     NUMBER OF SECURITIES
                                                    UNDERLYING UNEXERCISED           VALUE OF UNEXERCISED
                                                         OPTIONS AS OF               IN-THE-MONEY OPTIONS
                         SHARES                         MARCH 31, 2000               AS OF MARCH 31, 2000
                       ACQUIRED ON     VALUE      ---------------------------   ------------------------------
NAME                    EXERCISE      REALIZED    EXERCISABLE   UNEXERCISABLE   EXERCISABLE   UNEXERCISABLE(1)
----                   -----------   ----------   -----------   -------------   -----------   ----------------
Robert N. Stephens...    265,247     $7,417,733     260,479        743,000      $4,114,602       $12,477,039
Thomas J. Shea.......     57,688      1,104,538      20,874        100,501         465,333         2,047,854
R. Elliot
  Carpenter..........     14,845        357,818       4,917         37,638          81,480           556,131

------------------------

(1) The value of unexercised options is based upon the difference between the exercise price and the fair market value of $38.625 per share as of March 31, 2000, the closing sale price of Adaptec common stock on that date as reported by the Nasdaq National Market System.

EMPLOYMENT AND CHANGE OF CONTROL ARRANGEMENTS

    Mr. Gorog serves as our Chief Executive Officer, President, Assistant Secretary and a director. Under the terms of his employment arrangement, Mr. Gorog's annual base compensation is $375,000 and he is eligible for a cash bonus of up to $243,750 per year. Mr. Gorog will also receive a $125,000 hire-on bonus and relocation assistance of $100,000. In addition, Mr. Gorog will receive an employee stock option grant to purchase up to 600,000 shares of common stock with an exercise price per share equal to the initial public offering price. This option will vest 25% on the one-year anniversary of the initial public offering date and after that at 6.25% per quarter over the remaining three years. In the event that Mr. Gorog is terminated for any reason other than for cause during the first three years of his employment, he is entitled to receive a severance payment equal to 12 months of his base compensation and COBRA benefits premiums. Additionally if Mr. Gorog is terminated during the first year of his employment, he is entitled to receive a prorated portion of his first year's target bonus, and 25% of his options will automatically vest. In the event that following a change of control, Mr. Gorog is terminated other than for cause, death or disability, 25% of his unvested options will automatically vest and another 25% of his unvested options will vest twelve months thereafter.

    Mr. Shea serves as our Senior Vice President and Chief Operating Officer. Under the terms of his employment arrangement, Mr. Shea's annual base compensation is $240,000 and he is eligible for a cash bonus of up to $120,000 per year. In addition, Mr. Shea will receive an employee stock option grant to purchase up to 250,000 shares of common stock with an exercise price per share equal to the initial public offering price. This option will vest 25% on the one-year anniversary of the initial public offering date and after that at 6.25% per quarter over the remaining three years. In the event that Mr. Shea is terminated for any reason other than for cause prior to distribution of Roxio shares to Adaptec stockholders, Mr. Shea will be transferred back to Adaptec in the role of Vice President and General Manager in another Adaptec operating business, and 100% of his options will vest. In the event that Mr. Shea's position is terminated for any reason other than for cause within 18 months after distribution of Roxio shares to Adaptec's stockholders, Mr. Shea is entitled to receive a severance payment equal to 12 months of his base compensation and COBRA benefits premiums and 100% of his options will automatically vest.

TREATMENT OF ADAPTEC OPTIONS

    We intend to assume substantially all of the Adaptec options held by our employees on the distribution date. These assumed options are expected to convert at the distribution into options to purchase our common stock. The number of shares and the exercise price of Adaptec options that convert into our options are expected to be adjusted using a conversion formula. The conversion formula is expected to be based on the opening per share price of our common stock on the first trading day after the distribution relative to the closing per share price of Adaptec common stock on the last trading day before the distribution. The resulting options are expected to maintain the original vesting provisions and option periods.

EMPLOYEE AND DIRECTOR BENEFIT PLANS

    2000 STOCK PLAN

    The 2000 Stock Plan will be adopted by our board of directors and approved by our stockholders prior to the completion of this offering. Our 2000 Stock Plan will provide for the grant of incentive stock options to employees, including officers and employee directors, and for the grant of nonstatutory stock options and stock purchase rights to employees, directors and consultants. Our 2000 Stock Plan will provide for annual increases in the number of shares available for issuance on the first day of each fiscal year, beginning with our
2002 fiscal year, equal to the lesser of           shares, 6% of our outstanding
common stock on that date or an amount determined by our board. If an option to purchase our common stock or a stock purchase right expires or becomes unexercisable without having been exercised in full, or is surrendered pursuant to an option exchange program, which is a program whereby outstanding options are surrendered in exchange for options with a lower exercise price, the unpurchased shares shall become available for future grant or sale under our 2000 Stock Plan.

    ADMINISTRATION OF THE 2000 STOCK PLAN. Our board of directors or a committee of our board of our directors will administer the 2000 Stock Plan. In the case of options intended to qualify as "performance-based compensation" within the meaning of Section 162(m) of the Internal Revenue Code, the committee will consist of two or more "outside directors" within the meaning of
Section 162(m) of the Internal Revenue Code. The administrator has the power to determine the terms of the options and stock purchase rights granted, including the exercise price, the number of shares subject to each option or stock purchase right, the exercisability of the options and stock purchase rights, and the form of consideration payable upon exercise of the options. Our board of directors or its committee has full and exclusive authority to interpret the terms of our 2000 Stock Plan and to determine eligibility. Also, if we experience a stock dividend, reorganization or other change in our capital structure, the number of shares available under the our 2000 Stock Plan, the outstanding options and other awards, and the per person limits on grants and the price per share of common stock covered by each outstanding share, option, or other award will be modified to reflect the stock dividend, reorganization or other change.

    OPTIONS. The administrator will determine the exercise price of options granted under the 2000 Stock Plan. The exercise price of options intended to be incentive stock options will be at least 100% of the fair market value of our common stock on the grant date. With respect to nonstatutory stock options intended to qualify as "performance-based compensation" within the meaning of
Section 162(m) of the Internal Revenue Code and incentive stock options, the exercise price will be at least equal to the fair market value of our common stock on the grant date. The term of an incentive stock option may not exceed ten years, except that with respect to any participant who owns 10% of the voting power of all classes of our outstanding capital stock, the term must not exceed five years and the exercise price must at least equal to 110% of the fair market value on the grant date. The administrator determines the term of all other options.

    No optionee may be granted an option to purchase more than 1,000,000 shares in any fiscal year, except that in connection with his or her initial service, an optionee may be granted an additional option to purchase up to 1,000,000 shares.

    After termination of one of our employees, directors or consultants, he or she may exercise his or her option for the period of time stated in the option agreement. Generally, if termination is due to death or disability, the option will remain exercisable for six months. In all other cases, the option will generally remain exercisable for three months. However, no option may be exercised later than the expiration of its term.

    STOCK PURCHASE RIGHTS. The administrator will determine the exercise price of stock purchase rights granted under our 2000 Stock Plan. Unless the administrator determines otherwise, the restricted stock purchase agreement will grant us a repurchase option that we may exercise upon the voluntary or involuntary termination of the purchaser's service with us for any reason, including death or disability. The purchase price for shares we repurchase will generally be the original price paid by the purchaser and may be paid by cancellation of any indebtedness of the purchaser to us. The administrator determines the rate at which our repurchase option will lapse.

    TRANSFERABILITY OF OPTIONS AND STOCK PURCHASE RIGHTS. Our 2000 Stock Plan generally does not allow for the transfer of options or stock purchase rights and only the optionee may exercise an option or stock purchase right during his or her lifetime.

    ADJUSTMENTS UPON MERGER OR ASSET SALE. Our 2000 Stock Plan will provide that in the event of our merger with or into another corporation or a sale of substantially all of our assets, the successor corporation will assume or substitute an equivalent award for each option or stock purchase right. In addition, 25% of all outstanding and unvested options shall automatically become vested and exercisable upon a merger, sale of substantially all of our assets or other transaction in which there is a change of control. If following such an assumption or substitution, the holder of an option or stock purchase right is terminated without cause within 12 months following a change of control, then the vesting and exercisability of 100% of the then unvested shares subject to his or her option or stock purchase right shall accelerate. If the outstanding options or stock purchase rights are not assumed or substituted for in connection with a merger or sale of assets, the administrator will provide notice to the optionee that he or she has the right to exercise the option or stock purchase right as to all of the shares subject to the option or stock purchase right, including shares which would not otherwise be exercisable, for a period of 15 days from the date of the notice. The option or stock purchase right will terminate upon the expiration of the 15-day period.

    AMENDMENT AND TERMINATION OF THE 2000 STOCK PLAN. Our 2000 Stock Plan will automatically terminate in 2010, unless we terminate it sooner. In addition, our board of directors has the authority to amend, suspend or terminate the 2000 Stock Plan, provided it does not adversely affect any option previously granted under our 2000 Stock Plan.

    2000 EMPLOYEE STOCK PURCHASE PLAN

    Our 2000 Employee Stock Purchase Plan, referred to as the Purchase Plan, will be adopted by our board of directors and approved by our stockholders prior
to the completion of this offering. A total of             shares of our common
stock will be made available for sale. In addition, our Purchase Plan will provide for annual increases in the number of shares available for issuance on the first day of each fiscal year, beginning with our 2001 fiscal year, equal to the lesser of 1.5% of the outstanding shares of our common stock on the first
day of the fiscal year,             shares, or an amount as may be determined by
our board of directors.

    ADMINISTRATION OF THE PURCHASE PLAN. Our board of directors or a committee of our board will administer the Purchase Plan. Our board of directors or a committee of the board will have full and exclusive authority to interpret the terms of the Purchase Plan and to determine eligibility. Also, if we experience a stock dividend, reorganization or other change in our capital structure, the number of shares available under the Purchase Plan, the number of shares available for individual employee purchases and the purchase price will be modified to reflect the stock dividend, reorganization or other change.

    ELIGIBILITY TO PARTICIPATE. All of our employees are eligible to participate if they are customarily employed by us or any participating subsidiary for at least 20 hours per week and more than five months in any calendar year. However, an employee may not be granted an option to purchase stock under the Purchase Plan if:

    - immediately after grant the employee owns stock possessing 5% or more of the total combined voting power or value of all classes of our capital stock, or

    - the employee's rights to purchase stock under all of our employee stock purchase plans accrues at a rate that exceeds $25,000 worth of stock for each calendar year.

    OFFERING PERIODS AND CONTRIBUTIONS. Our Purchase Plan is intended to qualify under Section 423 of the Internal Revenue Code and contains consecutive and overlapping 24-month offering periods. Each offering period includes four six-month purchase periods. The offering periods generally start on the first trading day on or after February 1 and August 1 of each year, except for the first such offering period which will commence on the first trading day on or after the effective date of this offering and will end on the last trading day on or before July 31, 2002.

    Our Purchase Plan permits participants to purchase common stock through payroll deductions of up to 10% of their eligible compensation, which includes a participant's base salary, and commission but excludes all other compensation paid to the participant. A participant may purchase a maximum of 1,500 shares during a six-month purchase period.

    PURCHASE OF SHARES. Amounts deducted and accumulated by the participant are used to purchase shares of our common stock at the end of each six-month purchase period. The price is 85% of the lower of the fair market value of our common stock at either the beginning or end of an offering period. If the fair market value at the end of a purchase period is less than the fair market value at the beginning of the offering period, participants will be withdrawn from the current offering period following their purchase of shares on the purchase date and will be automatically re-enrolled in a new offering period. Participants may end their participation at any time during an offering period, and will be paid their payroll deductions to date. Participation ends automatically upon termination of employment with us.

    TRANSFERABILITY OF RIGHTS. A participant may not transfer rights granted under the Purchase Plan other than by will, the laws of descent and distribution or designation of a beneficiary as provided under the Purchase Plan.

    ADJUSTMENTS UPON MERGER OR ASSET SALE. In the event of our merger with or into another corporation or a sale of all or substantially all of our assets, a successor corporation may assume or substitute for each outstanding option. If the successor corporation refuses to assume or substitute for the outstanding options, the offering periods then in progress will be shortened, and a new exercise date will be set prior to the merger or sale of assets.

    AMENDMENT AND TERMINATION OF THE PURCHASE PLAN. Our Purchase Plan will terminate in 2010. However, our board of directors has the authority to amend or earlier terminate our Purchase Plan, except that, subject to exceptions described in the Purchase Plan, no such action may adversely affect any outstanding rights to purchase stock under our Purchase Plan.

2000 DIRECTOR OPTION PLAN

    Our board of directors will adopt the 2000 Director Option Plan, referred to as the Director Plan prior to the completion of this offering. The Director Plan will provide for the periodic grant of nonstatutory stock options to our non-employee directors.

    OPTIONS. All grants of options to our non-employee directors under the Director Plan will be automatic. We will grant each non-employee director an
option to purchase             shares or, if the
non-employee director is our Chairman of the Board or Chairman of the
Compensation Committee,             shares upon the later of the effective date
of the Director Plan or the date when such person first becomes a non-employee director, except for those directors who become non-employee directors by ceasing to be employee directors. In addition, all non-employee directors who have served for at least six months receive an annual option to purchase shares or, if the non-employee director is our Chairman of the Board
or Chairman of the Compensation Committee,             shares. If an option
expires or becomes unexercisable without having been exercised in full, the unpurchased shares subject to the option shall become available for future grant or sale under the 2000 Director Option Plan.

    Also, if we experience a stock dividend, reorganization or other change in our capital structure, the number of shares available under the Director Plan, the outstanding options and other awards, the per person limits on grants and the option's exercise price will be modified to reflect the stock dividend, reorganization or other change in our capitalization.

    All options granted under our Director Plan will have a term of ten years and exercise price equal to the fair market value of our common stock on the date of grant. Each option becomes exercisable as to 6.25% of the shares subject to the option every three months commencing on the date of grant, provided the non-employee director remains a director on those dates.

    After termination as a non-employee director, an optionee must exercise his or her option at the time set forth in his or her option agreement. If termination is due to death, the option will generally remain exercisable for six months. In all other cases, the option will generally remain exercisable for a period of three months. However, an option may never be exercised later than the expiration of its term.

    TRANSFERABILITY OF OPTIONS. A non-employee director may not transfer options granted to him or her under our Director Plan other than by will or the laws of descent and distribution. Only the non-employee director may exercise his or her options during his or her lifetime.

    ADJUSTMENTS UPON CHANGE OF CONTROL. In the event of our merger with or into another corporation in which our stockholders before such transaction do not continue to hold at least 50% of the successor or resulting entity, a sale of substantially all of our assets and other transactions set forth in the Director Plan, all of the options granted under the Director Plan shall immediately become 100% vested and exercisable. The option will terminate following the change of control transaction.

    AMENDMENT AND TERMINATION OF THE DIRECTOR PLAN. Unless terminated sooner, our Director Plan will automatically terminate in 2010. Our board of directors has the authority to amend, alter, suspend, or discontinue the Director Plan, but none of those actions may adversely affect any grant made under the Director Plan.

                              CERTAIN TRANSACTIONS

    FOR YOUR CONVENIENCE, WE HAVE PROVIDED A SUMMARY OF THE KEY AGREEMENTS WHICH GOVERN THE SEPARATION. THE FOLLOWING DESCRIPTION SUMMARIZES THE MATERIAL TERMS OF THE SEPARATION AGREEMENTS BUT DOES NOT PURPORT TO DESCRIBE ALL THE TERMS OF THESE AGREEMENTS. WE URGE YOU TO READ CAREFULLY THESE AGREEMENTS IN THEIR ENTIRETY. THE FULL TEXT OF THE SEPARATION AGREEMENTS HAS BEEN FILED WITH THE SECURITIES AND EXCHANGE COMMISSION AS EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART.

MASTER SEPARATION AND DISTRIBUTION AGREEMENT

    The master separation and distribution agreement, or master separation agreement, outlines the general terms and conditions of the separation, this offering and the distribution and the general intent of the parties as to how these matters will be undertaken and completed.

    THE SEPARATION. The separation is scheduled to occur on or around November 3, 2000. On the separation date, we will sign agreements with Adaptec that govern the transfer of assets and liabilities from Adaptec to us and the various relationships between Adaptec and us following the separation date. These ancillary agreements include:

    - a general assignment and assumption agreement;

    - an indemnification and insurance matters agreement;

    - a master patent ownership and license agreement;

    - a master technology ownership and license agreement;

    - a master confidential disclosure agreement;

    - a master transitional services agreement;

    - an employee matters agreement;

    - a tax sharing agreement;

    - a real estate matters agreement;

    - a manufacturing agreement; and

    - an international transfer of assets agreement.

Except as to indemnification obligations among the parties, to the extent that a term of any of the ancillary agreements described below contradicts the master separation agreement, the conflicting term of the ancillary agreement will govern.

    THE INITIAL PUBLIC OFFERING.  Under the terms of the master separation
agreement we are offering approximately   % of our outstanding common stock. We
are obligated to use our reasonable best efforts to satisfy the following conditions to the completion of this offering (any of which may be waived by Adaptec):

    - the registration statement containing this prospectus must be effective;

    - our common stock must be listed on the Nasdaq National Market;

    - we and Adaptec must have entered into the underwriting agreement, and all obligations under the underwriting agreement must be met or waived;

    - Adaptec must own greater than 80% of our stock and must be satisfied that the distribution will be tax-free to Adaptec's stockholders;

    - no legal restraints must exist preventing the separation or this offering;

    - the separation must have occurred; and

    - the separation agreement must not have been terminated.

    THE DISTRIBUTION. Adaptec intends to distribute all of our stock that it owns to our stockholders on a pro rata basis approximately six months after this offering. We will prepare an information statement with Adaptec and send it to Adaptec stockholders prior to the distribution. Adaptec may change the terms or timing of distribution in its sole discretion. Adaptec will not declare or complete the distribution unless:

    - the Internal Revenue Service issues a favorable tax ruling on the tax-free status of the distribution;

    - the distribution qualifies as a reorganization under Section 368(a)(1)(D) of the Internal Revenue Code of 1986;

    - all required government approvals are in effect;

    - no legal restraints exist preventing this distribution; and

    - nothing has happened between the date this offering is complete and the date of the distribution that results in the distribution having a material adverse effect on Adaptec or its stockholders.

    COVENANTS. In addition to transferring control and ownership of various assets and liabilities relating to our business from Adaptec to us, we have agreed to exchange information, engage in specific auditing practices, and resolve disputes in particular ways.

    INFORMATION EXCHANGE. We have agreed to maintain and share information with Adaptec such that we may each:

    - maintain adequate internal accounting to allow the other to satisfy reporting obligations and prepare financial statements;

    - retain records that may be beneficial to the other for a specified period of time and allow that if the records are scheduled to be destroyed, the destroying party will give the other party an opportunity to retrieve all relevant information from the records; and

    - do our best to provide the other with personnel, directors, officers or agents that may be used as witnesses in legal proceedings.

    AUDITING PRACTICES. So long as Adaptec is required to consolidate our operating results and financial position, we have agreed to:

    - not change accounting firms without Adaptec's consent;

    - use our reasonable commercial efforts to cause our auditors to date their opinion on our financial statements on the same date as Adaptec's financial statements;

    - provide Adaptec all relevant information to enable Adaptec to prepare its financial statements;

    - grant Adaptec's internal auditors access to our records; and

    - notify Adaptec of any change in our accounting principles.

    Adaptec has agreed to provide us with all relevant information to enable us to prepare our financial statements and to grant our internal auditors access to Adaptec's records.

    EXPENSES. We have agreed to pay all costs in connection with this offering. Adaptec has agreed to pay all costs in connection with the separation and the distribution.

    DISPUTE RESOLUTION. We have agreed with Adaptec to the following procedures to settle any disputes under the separation agreements:

    - unless the dispute relates to confidentiality or intellectual property claims or if a delay initiating litigation would cause serious and irreparable damage, we will each make a good faith effort to first resolve the dispute through informal negotiation; and

    - then through a meeting of senior executives from each company; and

    - if these efforts fail, we may then litigate the dispute.

    All of the agreements between us and Adaptec relating to the separation contain similar dispute resolution provisions.

    NO REPRESENTATIONS AND WARRANTIES. Adaptec is not making any promises to us regarding:

    - the value of any asset that Adaptec is transferring under the separation agreements;

    - whether there is a lien or encumbrance on any asset Adaptec is transferring under the separation agreements;

    - the absence of defenses or freedom from counterclaim with respect to any claim Adaptec is transferring under the separation agreements; or

    - the legal sufficiency of any conveyance of title to any asset Adaptec is transferring under the separation agreements.

    Adaptec is transferring the assets to us "as is" which means that we shall bear the risk that a conveyance is insufficient to transfer the legal title of an asset free of any lien or encumbrance and without infringement of the rights of third parties.

    TERMINATION OF THE AGREEMENT. Prior to the closing of this offering Adaptec can terminate the master separation agreement and all ancillary agreements and abandon the distribution at any time in its sole discretion. We and Adaptec must both agree to terminate the separation agreement and all ancillary agreements at any time between the closing of this offering and the distribution.

GENERAL ASSIGNMENT AND ASSUMPTION AGREEMENT

    The general assignment and assumption agreement, or assignment agreement, identifies which assets and liabilities relating to our business Adaptec will transfer to us and we will accept from Adaptec as part of the separation. This agreement also describes when and how the transfer will occur.

    ASSET TRANSFER. On the separation date, Adaptec will transfer the following assets to us:

    - all assets reflected on our balance sheet as of       , 2000, minus any
      assets disposed of after the date of the balance sheet;

    - all written off, expensed or fully depreciated assets that would have
      appeared on our balance sheet as of       , 2000 if we had not written
      off, expensed or fully depreciated them;

    - all assets that Adaptec acquired after       , 2000 that would have
      appeared in our financial statements as of the separation date if we prepared these financial statements using the same principles we used in
      preparing our balance sheet dated       , 2000;

    - all assets that our business primarily uses as of the separation date but
      are improperly not reflected in our balance sheet as of               ,
      2000; provided, however, that we must give written notice to Adaptec claiming these particular assets within a year of the distribution;

    - all contingent gains related primarily to our business;

    - all supply, vendor, capital, equipment lease or other contracts that primarily relate to our business, including contracts representing
      obligations reflected on our balance sheet as of       , 2000;

    - all outstanding stock, investments or similar interests of certain Adaptec subsidiaries;

    - all computers, disks, equipment and other assets used or managed primarily by employees of Adaptec who will become our employees due to the separation.

    - certain rights under existing insurance policies; and

    - certain other specified assets.

    EXCLUDED ASSETS. The assignment agreement also provides that all accounts receivable as of the separation date and other specified assets will not be transfered to us.

    ASSUMPTION OF LIABILITIES. On the separation date, we will assume the following liabilities from Adaptec:

    - all liabilities reflected as liabilities on our balance sheet as of , 2000, minus any liabilities that were discharged after the date of the balance sheet;

    - all liabilities of Adaptec that arise after       , 2000, that would have
      appeared in our financial statements as of the separation date if we prepared such financial statements using the same principles we used in
      preparing our balance sheet as of       , 2000;

    - all liabilities that are primarily related to our business at the separation date but are improperly not reflected in our balance sheet as
      of               , 2000; provided, however that we must give written
      notice to Adaptec claiming these particular liabilities within a year of the distribution;

    - all contingent liabilities primarily related to our business;

    - all liabilities, other than taxes based on net income, primarily resulting from the operation of our business, or resulting from any asset that Adaptec transferred to us;

    - all liabilities arising out of terminated, divested or discontinued businesses and operations; and

    - certain other specified liabilities.

    EXCLUDED LIABILITIES. The assignment agreement provides that we will not assume specific liabilities, including accounts payable.

    ASSETS AND LIABILITIES NOT TRANSFERRED. If we and Adaptec discover that specific assets or liabilities that are primarily related to our business were not transferred or assumed pursuant to the assignment agreement, we and Adaptec have agreed to cooperate in good faith to effect the transfer or assumption of those assets or liabilities.

    DELAYED TRANSFERS. If it is impracticable to transfer specific assets and liabilities on the separation date, the assignment agreement provides that these assets and liabilities will be transferred after the separation date.

    TERMS OF OTHER ANCILLARY AGREEMENTS GOVERN. To the extent that another ancillary agreement expressly provides for the transfer of an asset or an assumption of a liability, the terms of such other ancillary agreement will determine the manner of the transfer and assumption.

    OBTAINING APPROVALS AND CONSENTS. We and Adaptec both agree to use all reasonable commercial efforts to obtain any required consents, substitutions or amendments required to novate or assign all rights and obligations under any contracts that will be transferred in the separation.

    NONRECURRING COSTS AND EXPENSES. Any nonrecurring costs and expenses that are not allocated in the separation agreement, the general assignment and assumption agreement or any other ancillary agreement shall be the responsibility of the party which incurs such costs and expenses.

    SPECIFIC CLAIMS AND LITIGATION. The general assignment and assumption agreement also provides that we will assume and manage our pending litigation with Prassi Software USA, Inc. See "Business--Legal Proceedings."

INDEMNIFICATION AND INSURANCE MATTERS AGREEMENT

    GENERAL RELEASE OF PRE-SEPARATION CLAIMS. On the separation date, we will release Adaptec and Adaptec will release us from any liabilities arising from events occurring on or before the separation date, including events occurring in connection with the activities to implement the separation, the offering and the distribution. This provision will not impair either Adaptec or us from enforcing the master separation agreement, any ancillary agreement or any arrangement specified in any of these agreements.

    INDEMNIFICATION. The indemnification and insurance matters agreement also contains provisions governing indemnification. In general, we have agreed to indemnify Adaptec from all liabilities arising:

    - primarily from our business prior to the separation date unless caused by the intentional and willful misconduct of an Adaptec employee;

    - from our business after the separation date;

    - from any of our liabilities or any of our contracts other than liabilities caused by the intentional and willful misconduct of an Adaptec employee prior to the separation date;

    - from any breach by us of the master separation agreement or any ancillary agreement; and

    - from any untrue statement of a material fact or an omission to state a material fact in this prospectus.

    Adaptec has agreed to indemnify us from all liabilities arising from:

    - our business prior to the separation date to the extent that we have not agreed to indemnify Adaptec;

    - Adaptec's business other than the businesses transferred to us pursuant to the master separation agreement; and

    - any breach by Adaptec of the master separation agreement or any ancillary agreement.

    The indemnifying party will make all indemnification payments net of insurance proceeds that the indemnified party receives. The indemnification and insurance matters agreement also contains provisions governing notice and indemnification procedures.

    INSURANCE MATTERS. In general, we will be responsible for obtaining and maintaining our own insurance programs after the separation date.

    ENVIRONMENTAL MATTERS. Adaptec has agreed to indemnify us from all liabilities arising from environmental conditions existing as of the separation date at facilities transferred to us, or which arise out of operations occurring before the separation date at these facilities. Further, Adaptec has agreed to indemnify us from all liabilities arising from environmental conditions existing at, or caused by operations occurring at any time, whether before or after the separation date, at any Adaptec facility.

    We have agreed to indemnify Adaptec from all liabilities arising from environmental conditions caused by operations after the separation date at any of the facilities transferred to us, and from environmental conditions at our facilities arising from an event that occurs on or after the separation date.

    After the separation, we will be responsible for all liabilities associated with any environmental contamination caused by us and Adaptec will be responsible for all liabilities associated with any environmental contamination caused by Adaptec.

MASTER PATENT OWNERSHIP AND LICENSE AGREEMENT

    The master patent ownership and license agreement, or master patent agreement, allocates rights relating to patents, patent applications and invention disclosures. Under the master patent agreement, Adaptec will assign to us ownership of specific patents, patent applications and invention disclosures. We will have unrestricted rights to practice the assigned patents.

    Under the master patent agreement, we will grant Adaptec a non-exclusive, royalty-free patent license under some of the patents acquired by us from Adaptec. This license will give Adaptec rights to practice those patents outside the field reserved to us. Adaptec will have the right to transfer its license with respect to a specific Adaptec product in connection with a transfer of Adaptec's rights in that product.

    The master patent agreement also contains a patent cross-license, whereby each party will grant a license under its patents to the other party with respect to functionality existing in the other party's current licensed products.

MASTER TECHNOLOGY OWNERSHIP AND LICENSE AGREEMENT

    The master technology ownership and license agreement, or master technology agreement, allocates rights in non-patented intellectual property. In the master technology agreement, Adaptec will assign to us specific technology and trademarks related to our business. We will have unrestricted rights to use the assigned technology and related trademarks. Adaptec will also license to us specific technology and trademarks related to our business. We will have unrestricted rights to use the licensed technology and related trademarks, provided that we will sublicense source code contained in the licensed technology to third parties only under provisions that preserve the confidentiality of the source code. Adaptec will not grant any licenses to the licensed technology to certain identified companies for a period of two years.

    The master technology agreement will not obligate either us or Adaptec to provide the other improvements that it makes, whether to its own technology or to the other party's technology licensed or assigned to it under this agreement.

    In the event of an acquisition of either party, the acquired party may assign the master technology agreement.

MASTER CONFIDENTIAL DISCLOSURE AGREEMENT

    The master confidential disclosure agreement provides that we and Adaptec agree not to disclose confidential information of the other except in specific circumstances. We each agree not to use confidential information of the other except as may be permitted in an ancillary agreement.

MASTER TRANSITIONAL SERVICES AGREEMENT

    The master transitional services agreement, or services agreement, governs corporate support services which Adaptec has agreed to provide to us up to the first anniversary of the separation such as information technology systems, supply chain, human resources administration, product order administration, customer service, buildings and facilities and legal, finance and accounting services, each as specified and on the terms set forth in the services agreement and in the schedules to the services agreement. Specified charges for such services are typically the cost of providing the services, plus 5%. The services agreement also will provide for the provision of additional services identified from time to time after the separation date that Roxio reasonably believes were inadvertently or unintentionally omitted from the specified services, or that are essential to effectuate an orderly transition under the master separation agreement, so long as the provision of such services would not significantly disrupt Adaptec's operations or significantly increase the scope of Adaptec's obligations under the agreement.

EMPLOYEE MATTERS AGREEMENT

    The employee matters agreement allocates liabilities and responsibilities relating to the employees of Adaptec who will become our employees effective as of the separation date and their participation in the benefits plans, including stock plans, of us and Adaptec. Generally, all Adaptec employees that are employees in Adaptec's software products group will become our employees on the separation date. Generally, any liability with respect to Adaptec benefit plans from the separation date to the distribution date will be borne by Adaptec. Any liability incurred with respect to our benefits plans from the distribution date and forward will be borne by us.

    Until the distribution date, all of our eligible employees will generally continue to participate in the Adaptec benefits plans on the same terms and conditions to those applicable to Adaptec employees. We intend to establish our own benefits plans for our employees that will become effective on or shortly after the distribution date. These plans may be, but are not required to be, comparable to the plans offered by Adaptec. We have the discretion to determine the types of benefits plans that will be implemented as well as the level of benefits that will be offered under our plans.

    At the distribution date we will assume all Adaptec stock options held by our employees which will convert into options to purchase our common stock. The assumed and converted options will continue to have, and be subject to, the same terms and conditions as set forth in the applicable Adaptec stock plans and option agreements. The number of shares and the exercise price of Adaptec options that convert into options for our common stock will be adjusted by using a conversion formula. The conversion formula will be based on the opening per-share price of our common stock on the first trading day after the distribution relative to the closing per-share price of Adaptec common stock on the last trading day before the distribution.

    Our employees will continue to be eligible to participate in the Adaptec employee stock purchase plan through the distribution date. As of the date of this offering, however, our employees will cease to have payroll deductions withheld pursuant to the Adaptec employee stock purchase plan, and any payroll deductions withheld for our employees prior to the date of this offering may be used to purchase shares of Adaptec common stock at the next scheduled purchase date under the Adaptec stock purchase plan. As of the date of this offering, we will sponsor an employee stock purchase plan for our employees and a stock option plan for employees and non-employee directors.

    We and Adaptec have also agreed that, as of the distribution date, neither of us will solicit or recruit the other's employees for a period of one year following the distribution date.

TAX SHARING AGREEMENT

    The tax sharing agreement allocates responsibilities for tax matters between Adaptec and us. The tax sharing agreement will require us to pay Adaptec for the incremental tax costs of our inclusion in consolidated, combined or unitary tax returns with affiliated corporations. In determining these incremental costs, the tax sharing agreement will take into account not only the group's incremental tax payments to the Internal Revenue Service or other taxing authorities, but also the incremental use of tax losses of affiliates to offset our taxable income, and the incremental use of tax credits of affiliates to offset the tax on our income.

    The tax sharing agreement also requires us to indemnify Adaptec for certain taxes and similar obligations that Adaptec could incur if the distribution does not qualify for tax-free treatment due to the following events:

    - an acquisition of a controlling interest in our stock after the distribution;

    - our failure to continue our business after the distribution;

    - a repurchase of our stock; or

    - other acts or omissions by us.

    Each member of a consolidated group for United States federal income tax purposes is jointly and severally liable for the group's federal income tax liability. Accordingly, we could be required to pay a deficiency in the group's federal income tax liability for a period during which we were a member of the group even if the tax sharing agreement allocates that liability to Adaptec or another member.

    The tax sharing agreement also assigns responsibilities for administrative matters such as the filing of returns, payment of taxes due, retention of records and conduct of audits, examinations or similar proceedings.

REAL ESTATE MATTERS AGREEMENT

    The real estate matters agreement addresses real estate matters relating to the Adaptec leased and owned properties that Adaptec will transfer to or share with us. The real estate matters agreement describes the manner in which Adaptec will transfer or license to us various Adaptec leased or owned properties, including:

    - leases for portions of specified properties that Adaptec owns, including a 5-year lease of our corporate headquarters;

    - assignments of Adaptec's leases for specified leased properties; and

    - licenses permitting our short term use and occupancy of selected owned sites.

    The real estate matters agreement includes a description of each property to be transferred or licensed to us for each type of transaction. The standard forms of the proposed transfer documents, such as lease assignment, lease and license, are contained in schedules to this agreement.

    The real estate matters agreement also requires each of us to use reasonable efforts to obtain any landlord consents required for the proposed transfers of leased sites, including Adaptec paying commercially reasonable consent fees, if required by the landlords, and us agreeing to provide the security required under the applicable leases.

    The real estate matters agreement also provides that we will be required to accept the transfer of all sites allocated to us, even if a site has been damaged by a casualty before the separation date. Transfers with respect to leased sites where the underlying lease is terminated due to casualty or action by the landlord prior to the separation date will not be made, and neither party will have any liability related thereto.

    The real estate matters agreement provides that all reasonable costs required to effect the transfers, including landlord consent fees and landlord attorneys' fees, will be paid by Adaptec.

MANUFACTURING SERVICES AGREEMENT

    The manufacturing services agreement, or manufacturing agreement, provides that Adaptec will perform manufacturing services with respect to certain of our products for a period of one year after the separation date. Adaptec will manufacture products for us at Adaptec's cost, plus 10%. The initial service fees are established in the manufacturing agreement and will be revised quarterly to reflect changing costs. Adaptec will bill us for additional expenses, such as freight, insurance and taxes, at actual cost plus 5%. We may terminate the manufacturing agreement upon 60 days' notice. Upon termination, we must purchase Adaptec's unused inventory of components, work in process and finished goods relating to items previously manufactured by Adaptec for us.

    Adaptec warrants the media upon which our software products are reproduced for 90 days from latter of the date of delivery or pull from our warehouse. Adaptec will replace our products that are reproduced on defective media and returned in accordance with Adaptec's product return procedures.

    The manufacturing agreement further provides that we will defend Adaptec for claims of intellectual property infringement brought against Adaptec based upon performance of the manufacturing services agreement. Each party will defend the other party against claims arising from its negligence or that of its agents and we will defend Adaptec for claims based upon the defective design or code of our products.

INTERNATIONAL TRANSFER OF ASSETS AGREEMENT

    The transfer of CeQuadrat and the intellectual property relating to our foreign operations will be accomplished through a transfer of assets agreement entered into between international subsidiaries. Under the general assignment and assumption agreement, Adaptec will then transfer to us ownership of all outstanding capital stock of the subsidiary that owns CeQuadrat and the intellectual property relating to our foreign operations.

BRIDGE LOAN

    Adaptec has agreed to loan us $30 million for working capital to pay for costs and expenses arising between the separation and our receipt of funds from
this offering. The loan will bear simple interest at     % per year and will be
payable upon the earlier of our receipt of funds from this offering and the first anniversary of the loan. We will be using the principal of this note for working capital to pay for costs and expenses arising between legal separation and our receipt of funds from this offering.

                             PRINCIPAL STOCKHOLDER

    Prior to this offering, all of the outstanding shares of our common stock will be owned by Adaptec. After this offering, Adaptec will own approximately
  % of our outstanding common stock, or approximately   % if the underwriters
exercise their over-allotment option in full. Except for Adaptec, we are not aware of any person or group that will beneficially own more than 5% of the outstanding shares of our common stock following this offering. Adaptec's principal executive offices are located at 691 South Milpitas Boulevard, Milpitas, California 95035. None of our executive officers or directors beneficially owns any shares of our common stock, but those who own shares of Adaptec common stock will be treated on the same terms as other holders of Adaptec stock in any distribution by Adaptec. See "Management--Stock Ownership of Directors and Executive Officers" for a description of the ownership of Adaptec stock by our directors and executive officers.

                          DESCRIPTION OF CAPITAL STOCK

GENERAL

    Upon the completion of this offering, we will be authorized to issue 200,000,000 shares of common stock, $.001 par value, and 10,000,000 shares of undesignated preferred stock, $.001 par value. The following description of our capital stock is subject to and qualified in its entirety by our certificate of incorporation and bylaws, which are included as exhibits to the registration statement of which this prospectus forms a part, and by the provisions of applicable Delaware law.

COMMON STOCK

    Prior to this offering, there were             shares of common stock
outstanding, all of which were held of record by Adaptec.

    The holders of common stock are entitled to one vote per share on all matters to be voted upon by the stockholders. Subject to preferences that may be applicable to any outstanding preferred stock, the holders of common stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the board of directors out of funds legally available for that purpose. See "Dividend Policy." In the event of our liquidation, dissolution or winding up, the holders of common stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of preferred stock, if any, then outstanding. The holders of common stock have no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the common stock.

PREFERRED STOCK

    The board of directors has the authority, without action by the stockholders, to designate and issue preferred stock in one or more series and to designate the rights, preferences and privileges of each series, which may be greater than the rights of the common stock. It is not possible to state the actual effect of the issuance of any shares of preferred stock upon the rights of holders of the common stock until the board of directors determines the specific rights of the holders of such preferred stock. However, the effects might include, among other things:

    - restricting dividends on our common stock;

    - diluting the voting power of our common stock;

    - impairing the liquidation rights of our common stock; or

    - delaying or preventing a change in control of us without further action by our stockholders.

    At the closing, no shares of preferred stock will be outstanding, and we have no present plans to issue any shares of preferred stock.

ANTI-TAKEOVER EFFECTS OF OUR CERTIFICATE, BYLAWS AND DELAWARE LAW

    Some provisions of Delaware law and our certificate of incorporation and bylaws could make the following more difficult:

    - acquisition of us by means of a tender offer;

    - acquisition of us by means of a proxy contest or otherwise; or

    - removal of our incumbent officers and directors.

    These provisions, summarized below, are expected to discourage coercive takeover practices and inadequate takeover bids. These provisions are also designed to encourage persons seeking to acquire control of us to first negotiate with our board of directors. We believe that the benefits of increased protection give us the potential ability to negotiate with the proponent of an unfriendly or unsolicited proposal to acquire or restructure us and outweigh the disadvantages of discouraging such proposals because negotiation of such proposals could result in an improvement of their terms.

    ELECTION AND REMOVAL OF DIRECTORS. Upon completion of this offering, our board of directors will be divided into three classes. The directors in each class will serve for a three-year term, one class being elected each year by our stockholders. See "Management--Board Structure and Compensation." Our directors may be removed from office only for cause by a majority of our stockholders. This system of electing and removing directors may discourage a third party from making a tender offer or otherwise attempting to obtain control of us because it generally makes it more difficult for stockholders to replace a majority of the directors.

    STOCKHOLDER MEETINGS. Under our bylaws, only the board of directors, the chairman of the board, and until Adaptec owns less than 50% of our common stock, Adaptec, may call special meetings of stockholders.

    REQUIREMENTS FOR ADVANCE NOTIFICATION OF STOCKHOLDER NOMINATIONS AND PROPOSALS. Our bylaws establish advance notice procedures with respect to stockholder proposals and the nomination of candidates for election as directors, other than nominations made by or at the direction of the board of directors or a committee of the board of directors.

    DELAWARE ANTI-TAKEOVER LAW. We are subject to Section 203 of the Delaware General Corporation Law, an anti-takeover law. In general, Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years following the date the person became an interested stockholder, unless the "business combination" or the transaction in which the person became an interested stockholder is approved in a prescribed manner. Generally, a "business combination" includes a merger, asset or stock sale, or other transaction resulting in a financial benefit to the interested stockholder. Generally, an "interested stockholder" is a person who, together with affiliates and associates, owns or within three years prior to the determination of interested stockholder status, did own, 15% or more of a corporation's voting stock. The existence of this provision may have an anti-takeover effect with respect to transactions not approved in advance by the board of directors, including discouraging attempts that might result in a premium over the market price for the shares of common stock held by stockholders.

    ELIMINATION OF STOCKHOLDER ACTION BY WRITTEN CONSENT. Our bylaws eliminate the right of stockholders other than Adaptec to act by written consent without a meeting, and Adaptec will lose this right once it owns less than 50% of our common stock.

    ELIMINATION OF CUMULATIVE VOTING. Our certificate of incorporation and bylaws do not provide for cumulative voting in the election of directors.

    UNDESIGNATED PREFERRED STOCK. The authorization of undesignated preferred stock makes it possible for the board of directors to issue preferred stock with voting or other rights or preferences that could impede the success of any attempt to change control of us. These and other provisions may have the effect of deferring hostile takeovers or delaying changes in control or management of us.

    AMENDMENT OF CHARTER PROVISIONS. The amendment of any of the above provisions would require approval by holders of at least 80% of the outstanding common stock.

TRANSFER AGENT AND REGISTRAR

    The transfer agent and registrar for our common stock is ChaseMellon Shareholder Services, LLC. The transfer agent's address and telephone number is
(800) 777-3694 and Overpeck Center, 85 Challenger Road, Ridgefield, New Jersey 07660.

                        SHARES ELIGIBLE FOR FUTURE SALE

    Prior to this offering, there has been no public market for our common stock. Future sales of substantial amounts of common stock in the public market could adversely affect the prevailing market price of our common stock. Sales of substantial amounts of our common stock in the public market after the restrictions lapse or are released could adversely affect the prevailing market price and impair our ability to raise equity capital in the future.

    Upon completion of this offering, we will have outstanding       shares of
common stock, assuming no exercise of outstanding options or the exercise of the
underwriters' option to purchase additional shares. All of the       shares sold
in this offering will be freely tradable without restriction or further registration under the Securities Act. If shares are purchased by our "affiliates" as that term is defined in Rule 144 under the Securities Act, their sales of shares would be subject to the limitations and restrictions that are described below. In general, affiliates include directors, executive officers and greater than 10% stockholders.

    The shares of our common stock held by Adaptec before distribution are deemed "restricted securities" as defined in Rule 144, and may not be sold other than through registration under the Securities Act or pursuant to an exemption from registration, such as the one provided by Rule 144. We, Adaptec, and our directors and officers have each agreed not to offer or sell any shares of our common stock, subject to certain exceptions, including the proposed distribution by Adaptec to its stockholders, for a period of 180 days after the date of this prospectus, without the prior written consent of the underwriters. See "Underwriters."

    Adaptec currently plans to complete its divestiture of Roxio approximately six months following this offering by distributing all of the shares of Roxio common stock owned by Adaptec to the holders of Adaptec's common stock. Shares of our common stock distributed to Adaptec stockholders in the distribution will be freely transferable, provided the distribution occurs at least 90 days after the date of this prospectus, except for shares of common stock owned by affiliates of Roxio. Affiliates of Roxio will be permitted to sell their shares of common stock that are issued in this offering or that they receive in the distribution only through registration under the Securities Act, or under an exemption from registration, such as the one provided by Rule 144, described below.

RULE 144

    In general, under Rule 144 as currently in effect, beginning 90 days after the date of this prospectus, a person who has beneficially owned shares of our common stock for at least one year would be entitled to sell, within any three-month period, a number of shares that does not exceed the greater of:

    - 1% of the number of shares of common stock then outstanding, which will
      equal approximately       shares immediately after this offering; or

    - the average weekly trading volume of the common stock on the Nasdaq National Market during the four calendar weeks preceding the filing of a notice on Form 144 with respect to such sale.

    Sales under Rule 144 are also subject to other requirements regarding the manner of sale, notice filing and the availability of current public information about us.

STOCK OPTIONS AND STOCK PURCHASE RIGHTS

    We may grant shares of our common stock and non-stock awards pursuant to our 2000 Stock Plan, 2000 Employee Stock Purchase Plan and 2000 Director Option Plan subject to certain restrictions. See "Management--Employee and Director Benefit Plans." We currently expect to file a registration statement under the Securities Act to register shares reserved for issuance under each of these plans. Shares issued pursuant to awards after the effective date of such registration statement, other than shares issued to affiliates, generally will be freely tradable without registration or further registration under the Securities Act.

LOCK-UP AGREEMENTS

    We, Adaptec and our officers and directors have each entered into lock-up agreements in connection with this offering that generally provide that we and they will not offer, sell, contract to sell or grant any option to purchase or otherwise dispose of our common stock or any securities exercisable for or convertible into our common stock without the prior written consent of Morgan Stanley & Co. Incorporated for a period of 180 days after the date of this prospectus. However, these restrictions do not apply to distributions of our common stock by Adaptec in a pro rata distribution to its stockholders or to transactions relating to shares of our common stock received in connection with a pro rata distribution to Adaptec stockholders. Morgan Stanley & Co. Incorporated may in its sole discretion choose to release any or all of these shares from these restrictions prior to the expiration of the 180-day lock-up period.

                                  UNDERWRITERS

    Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, U.S. Bancorp Piper Jaffray Inc. and Wit SoundView Corporation are acting as representatives, have severally agreed to purchase, and we have agreed to sell them, severally, the number of shares indicated below:

                                                              NUMBER OF
NAME                                                           SHARES
----                                                          ---------
Morgan Stanley & Co. Incorporated...........................
U.S. Bancorp Piper Jaffray Inc..............................
Wit SoundView Corporation...................................

                                                               -------
  Total.....................................................
                                                               =======

    The underwriters are offering the shares of common stock subject to their acceptance of the shares from Roxio and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of our common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of our common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below. Morgan Stanley Dean Witter Online, Inc. and E*Trade Securities, Inc. will be distributors of shares of common stock over the Internet to their respective eligible account holders. Morgan Stanley Dean Witter Online, Inc. is an affiliate of Morgan Stanley & Co. Incorporated, and E*Trade Securities, Inc. has a strategic alliance with Wit SoundView Corporation. Each is acting as a selected dealer in connection with the offering.

    The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that
represents a concession not in excess of $      a share under the public
offering price. No underwriter will allow, and no dealer will reallow, any concession to other underwriters or to other dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time to time be varied by the representatives.

    We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of additional shares of common stock at the public offering price set forth on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent this option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase approximately the same percentage of such additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock set forth next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would
be $      , the total underwriters' discounts and commissions would be
$      and the total proceeds to us would be $      .

    The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares of common stock offered by them.

    We have filed an application for our common stock to be quoted on the Nasdaq National Market under the symbol "ROXI."

    At our request, the underwriters have reserved for sale, at the initial
offering price, up to             shares offered by this prospectus for
directors, officers and employees of Adaptec. The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

    Each of Roxio, Adaptec and our directors and executive officers have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated on behalf of the underwriters, he, she or it will not, during the period ending 180 days after the date of this prospectus:

    - offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend, or otherwise transfer or dispose of, directly or indirectly, any shares of our common stock or any securities convertible into or exercisable or exchangeable for our common stock; or

    - enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of our common stock;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

    The restrictions described in the previous paragraph do not apply to:

    - the sale of the shares in this offering to the underwriters;

    - transactions by any person other than Roxio relating to shares of our common stock or other securities acquired in open market transactions after the completion of this offering;

    - the distribution of our common stock by Adaptec to its stockholders;

    - transactions relating to shares of our common stock received in the distribution of our common stock by Adaptec to its stockholders;

    - the granting of stock options and/or restricted stock pursuant to Roxio employee benefit plans, provided that such options do not become exercisable and such stock does not vest during such 180-day period;

    - the conversion of Adaptec stock options to replacement options to purchase our common stock; and

    - the issuance by Roxio of shares of common stock upon the exercise of vested Adaptec options assumed by Roxio.

    In order to facilitate this offering, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may over-allot in connection with the offering, creating a short position in the common stock for their own account. In addition, to cover over-allotments or to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock in transactions to cover syndicate short positions, in stabilization transactions or otherwise. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

    From time to time, certain of the underwriters have provided investment banking services to Adaptec and may in the future provide investment banking services to each of Roxio and Adaptec.

    We and Adaptec, on the one hand, and the underwriters, on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

PRICING OF THE OFFERING

    Prior to this offering, there has been no public market for our common stock. The initial public offering price will be determined by negotiations between Roxio and the representatives. Among the factors to be considered in determining the initial public offering price will be:

    - the future prospects of Roxio and its industry in general;

    - sales, earnings and certain of our other financial and operating information in recent periods; and

    - the price-earnings ratios, price-sales ratios, market prices of securities and certain financial and operating information of companies engaged in activities similar to those of Roxio.

    The estimated initial public offering price range set forth on the cover page of this preliminary prospectus is subject to change as a result of market conditions and other factors.

                                 LEGAL MATTERS

    The validity of the common stock offered by this prospectus and certain other legal matters will be passed upon for Adaptec and us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California. Certain other legal matters will be passed upon for us by Gray Cary Ware & Freidenrich, LLP, Palo Alto, California. Certain legal matters will be passed upon for the underwriters by Gunderson Dettmer Stough Villeneuve Franklin & Hachigian, LLP, Menlo Park, California.

                                    EXPERTS

    The financial statements of Roxio, Inc. as of March 31, 1998, 1999 and 2000 and for each of the three years in the period ended March 31, 2000, of CeQuadrat GmbH as of December 31, 1998 and June 30, 1999 and for the year ended
December 31, 1998 and the six months ended June 30, 1999 and of Wild File, Inc. as of June 30, 1999 and March 10, 2000 and for the year ended June 30, 1999 and the period from July 1, 1999 through March 10, 2000 included in this prospectus have been so included in reliance on the reports by PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

                      WHERE YOU CAN FIND MORE INFORMATION

    We have filed with the Securities and Exchange Commission a registration statement on Form S-1 under the Securities Act for the shares of common stock in this offering. This prospectus does not contain all of the information set forth in the registration statement and the exhibits and schedule that were filed with the registration statement. Certain items are omitted in accordance with the rules and regulations of the Securities and Exchange Commission. For further information with respect to us and our common stock, reference is made to the registration statement and the exhibits and any schedules filed with the registration statement. Statements contained in this prospectus about the contents of any contract or any other document that is filed as an exhibit to the registration statement are not necessarily complete, and we refer you to the full text of the contract or other document filed as an exhibit to the registration statement. A copy of the registration statement and the exhibits and schedule that were filed with the registration statement may be inspected without charge at the public reference facilities maintained by the Securities and Exchange Commission in Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of all or any part of the registration statement may be obtained from the Securities and Exchange Commission upon payment of the prescribed fee. The Securities and Exchange Commission maintains a web site that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Securities and Exchange Commission. The address of the web site is http://www.sec.gov.

    Upon completion of this offering, we will become subject to the information and periodic reporting requirements of the Securities Exchange Act of 1934 and, in accordance with the requirements of the Securities Exchange Act, will file periodic reports, proxy statements and other information with the Securities and Exchange Commission. These periodic reports, proxy statements and other information will be available for inspection and copying at the regional offices, public reference facilities and web site of the Securities and Exchange Commission referred to above.

                                  ROXIO, INC.

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

                 ROXIO, INC. CONSOLIDATED FINANCIAL STATEMENTS

                                                                PAGE
                                                                ----
Report of Independent Accountants...........................     F-2

Consolidated Balance Sheets.................................     F-3

Consolidated Statements of Operations.......................     F-4

Consolidated Statements of Changes in Owner's Net
  Investment................................................     F-5

Consolidated Statements of Cash Flows.......................     F-6

Notes to Consolidated Financial Statements..................     F-7

                UNAUDITED PRO FORMA COMBINED
                   FINANCIAL INFORMATION

Unaudited Pro Forma Combined Financial Information..........    F-27

Unaudited Pro Forma Combined Statement of Operations........    F-28

Notes to Unaudited Pro Forma Combined Financial
  Information...............................................    F-29

      CEQUADRAT GMBH CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Accountants...........................    F-30

Consolidated Balance Sheets.................................    F-31

Consolidated Statements of Operations.......................    F-32

Consolidated Statements of Shareholders' Equity.............    F-33

Consolidated Statements of Cash Flows.......................    F-34

Notes to Consolidated Financial Statements..................    F-35

            WILD FILE, INC. FINANCIAL STATEMENTS

Report of Independent Accountants...........................    F-42

Balance Sheets..............................................    F-43

Statements of Operations....................................    F-44

Statements of Stockholders' Equity..........................    F-45

Statements of Cash Flows....................................    F-46

Notes to Financial Statements...............................    F-47

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Roxio, Inc.

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of changes in owner's net investment and of cash flows present fairly, in all material respects, the financial position of Roxio, Inc. at March 31, 1999 and 2000, and the results of its operations and its cash flows for each of the three years in the period ended March 31, 2000 in conformity with accounting principles generally accepted in the United States. These consolidated financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
July 28, 2000

                                  ROXIO, INC.

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                                   MARCH 31,
                                                              -------------------    JUNE 30,
                                                                1999       2000        2000
                                                              --------   --------   -----------
                                                                                    (UNAUDITED)
                                            ASSETS
Current assets:
  Cash and cash equivalents.................................  $    --    $    --      $    --
  Accounts receivable, net of allowance for doubtful
    accounts of $109, $575 and $747.........................    4,597     13,521       19,087
  Inventories...............................................      744        820        1,455
  Prepaid expenses..........................................      257      1,273        1,810
  Income taxes receivable...................................    1,219         --           --
                                                              -------    -------      -------
    Total current assets....................................    6,817     15,614       22,352
Property and equipment, net.................................      435        972        1,054
Deferred income taxes.......................................    1,747        670          764
Goodwill and other intangibles, net.........................    1,250     37,234       33,655
                                                              -------    -------      -------
                                                              $10,249    $54,490      $57,825
                                                              =======    =======      =======

                            LIABILITIES AND OWNER'S NET INVESTMENT
Current liabilities:
  Accounts payable..........................................  $ 1,923    $ 2,260      $ 3,535
  Income taxes payable......................................       --      3,211        5,209
  Accrued liabilities.......................................    1,933      4,271        3,505
                                                              -------    -------      -------
    Total current liabilities...............................    3,856      9,742       12,249
                                                              -------    -------      -------
Commitments and contingencies (Notes 4 and 8)...............
Owner's net investment:
  Deferred compensation.....................................       --     (2,444)      (1,796)
  Accumulated other comprehensive income (loss).............     (165)       369          418
  Owner's net investment....................................    6,558     46,823       46,954
                                                              -------    -------      -------
    Total owner's net investment............................    6,393     44,748       45,576
                                                              -------    -------      -------
                                                              $10,249    $54,490      $57,825
                                                              =======    =======      =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                  ROXIO, INC.

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                     THREE MONTHS
                                                     YEARS ENDED MARCH 31,          ENDED JUNE 30,
                                                 ------------------------------   -------------------
                                                   1998       1999       2000       1999       2000
                                                 --------   --------   --------   --------   --------
                                                                                      (UNAUDITED)
Net revenues...................................  $38,654    $43,129    $77,791    $ 9,869    $29,276
Cost of revenues...............................    8,875      9,000     15,652      2,029      6,001
                                                 -------    -------    -------    -------    -------
    Gross profit...............................   29,779     34,129     62,139      7,840     23,275

Operating expenses:
  Research and development.....................    6,835      8,621     14,066      2,977      5,581
  Sales and marketing..........................   10,516     17,715     18,548      4,673      6,455
  General and administrative...................    2,917      4,020      9,716      1,163      2,642
  Amortization of goodwill and other
    intangibles................................    1,250      1,250      6,958        313      3,579
  Write-off of acquired in-process
    technology.................................       --         --      3,393         --         --
                                                 -------    -------    -------    -------    -------
    Total operating expenses...................   21,518     31,606     52,681      9,126     18,257
                                                 -------    -------    -------    -------    -------
Income (loss) from operations before provision
  for income taxes and cumulative effect of a
  change in accounting principle...............    8,261      2,523      9,458     (1,286)     5,018
Provision for income tax expense (benefit).....    1,822        413      4,288       (279)     1,904
                                                 -------    -------    -------    -------    -------
Income (loss) before cumulative effect of a
  change in accounting principle...............    6,439      2,110      5,170     (1,007)     3,114
Cumulative effect of a change in accounting
  principle, net of tax benefit................      345         --         --         --         --
                                                 -------    -------    -------    -------    -------
Net income (loss)..............................  $ 6,094    $ 2,110    $ 5,170    $(1,007)   $ 3,114
                                                 =======    =======    =======    =======    =======
Basic and diluted net income (loss) per
  share........................................  $          $          $          $          $
                                                 =======    =======    =======    =======    =======
Weighted average shares used in computing basic
  and diluted net income (loss) per share......
                                                 =======    =======    =======    =======    =======
Unaudited pro forma net income per share (Note
  1):
  Basic........................................                        $    --               $    --
                                                                       =======               =======
  Diluted......................................                        $    --               $    --
                                                                       =======               =======
Weighted average shares used in computing
  unaudited pro forma net income per share:
  Basic........................................                        $    --               $    --
                                                                       =======               =======
  Diluted......................................                        $    --               $    --
                                                                       =======               =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                   ROXIO, INC

          CONSOLIDATED STATEMENTS OF CHANGES IN OWNER'S NET INVESTMENT

                                 (IN THOUSANDS)

                                                               ACCUMULATED                   TOTAL
                                                                  OTHER        OWNER'S      OWNER'S
                                                 DEFERRED     COMPREHENSIVE      NET          NET
                                               COMPENSATION      INCOME       INVESTMENT   INVESTMENT
                                               ------------   -------------   ----------   ----------
Balance at April 1, 1997.....................     $    --         $  --        $ 10,047     $ 10,047
  Components of comprehensive income:
    Net income...............................          --            --           6,094        6,094
    Foreign currency translation
      adjustment.............................          --          (430)             --         (430)
                                                                                            --------
      Total comprehensive income.............                                                  5,664
                                                                                            --------
  Net cash transfers to Adaptec..............          --            --          (1,207)      (1,207)
                                                  -------         -----        --------     --------

Balance at March 31, 1998....................          --          (430)         14,934       14,504
  Components of comprehensive income:
    Net income...............................          --            --           2,110        2,110
    Foreign currency translation
      adjustment.............................          --           265              --          265
                                                                                            --------
      Total comprehensive income.............                                                  2,375
                                                                                            --------
  Net cash transfers to Adaptec..............          --            --         (10,486)     (10,486)
                                                  -------         -----        --------     --------

Balance at March 31, 1999....................          --          (165)          6,558        6,393
  Components of comprehensive income:
    Net income...............................          --            --           5,170        5,170
    Foreign currency translation
      adjustment.............................          --           534              --          534
                                                                                            --------
      Total comprehensive income.............                                                  5,704
                                                                                            --------
  Transfer of net assets from Adaptec related
    to the Cequadrat acquisition.............          --            --          19,477       19,477
  Transfer of net assets and deferred
    compensation from Adaptec related to the
    Wild File acquisition....................      (2,593)           --          26,299       23,706
  Amortization of deferred compensation......         149                                        149
  Net cash transfers to Adaptec..............          --            --         (10,681)     (10,681)
                                                  -------         -----        --------     --------

Balance at March 31, 2000....................      (2,444)          369          46,823       44,748
  Components of comprehensive income:
    Net income...............................          --            --           3,114        3,114
    Foreign currency translation
      adjustment.............................          --            49              --           49
                                                                                            --------
      Total comprehensive income.............                                                  3,163
                                                                                            --------
  Amortization of deferred compensation......         648            --              --          648
  Net cash transfers to Adaptec..............          --            --          (2,983)      (2,983)
                                                  -------         -----        --------     --------
Balance at June 30, 2000 (unaudited).........     $(1,796)        $ 418        $ 46,954     $ 45,576
                                                  =======         =====        ========     ========

  The accompanying notes are an integral part of these consolidated financial statements.

                                  ROXIO, INC.

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                                THREE MONTHS ENDED
                                                   YEARS ENDED MARCH 31,             JUNE 30,
                                               ------------------------------   -------------------
                                                 1998       1999       2000       1999       2000
                                               --------   --------   --------   --------   --------
                                                                                    (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income (loss)..........................  $ 6,094    $  2,110   $  5,170   $ (1,007)  $ 3,114
  Adjustments to reconcile net income (loss)
    to net cash provided by (used in)
    operating activities:
    Cumulative effect of a change in
      accounting principle, net of tax
      benefit................................      345          --         --         --        --
    Depreciation and amortization............    1,362       1,358      7,308        339     4,298
    Provision for doubtful accounts..........      115        (136)       897       (109)      172
    Write-off of acquired in-process
      technology.............................       --          --      3,393         --        --
    Deferred income taxes....................    1,394       1,632      1,077        419       (94)
    Changes in assets and liabilities:
      Accounts receivable, net...............   (7,282)      5,462     (6,506)    (1,190)   (5,738)
      Inventories............................   (1,226)        838         75        355      (635)
      Prepaid expenses.......................       --        (204)      (729)      (951)     (537)
      Accounts payable.......................      497       1,201       (499)      (329)    1,275
      Income taxes payable...................    1,502      (1,532)     4,430       (698)    1,998
      Accrued liabilities....................   (1,150)       (508)    (4,368)     1,183      (766)
                                               -------    --------   --------   --------   -------
        Net cash provided by (used in)
          operating activities...............    1,651      10,221     10,248     (1,988)    3,087
                                               -------    --------   --------   --------   -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchases of property and equipment........      (14)         --       (101)        --      (153)
                                               -------    --------   --------   --------   -------
        Net cash provided by (used in)
          investing activities...............      (14)         --       (101)        --      (153)
                                               -------    --------   --------   --------   -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Net cash transfers from (to) Adaptec.......   (1,207)    (10,486)   (10,681)     1,823    (2,983)
  Effect of exchange rate changes............     (430)        265        534        165        49
                                               -------    --------   --------   --------   -------
        Net cash used in financing
          activities.........................   (1,637)    (10,221)   (10,147)     1,988    (2,934)
                                               -------    --------   --------   --------   -------
Change in cash and cash equivalents..........       --          --         --         --        --
Cash and cash equivalents at beginning of
  period.....................................       --          --         --         --        --
                                               -------    --------   --------   --------   -------
Cash and cash equivalents at end of period...  $    --    $     --   $     --   $     --   $    --
                                               =======    ========   ========   ========   =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                  ROXIO, INC.

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1-- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

DESCRIPTION OF BUSINESS

    On June 8, 2000, Adaptec, Inc. ("Adaptec") announced a plan to create a separate company comprised of substantially all of its software segment, subsequently named Roxio, Inc. ("Roxio" or the "Company"). Roxio is a provider of digital content management software solutions that enable individuals to personalize and store music, photos, video and data onto recordable compact discs ("CDs"). The Company also provides system protection applications that allow users to protect against viruses, system crashes and data losses by allowing their computer to revert to an earlier point in time. The Company's CD recordable software offerings are available as stand-alone products, and also ship built-in or bundled with CD recordable drives in the desktop market.

    Roxio was incorporated in Delaware in August 2000 as a wholly-owned subsidiary of Adaptec. In August 2000, Roxio authorized and issued 1,000 shares of $.001 par value common stock to Adaptec.

    Adaptec and Roxio have entered into a Master Separation and Distribution Agreement (the "Separation Agreement") under which Roxio will issue a $30.0 million short term promissory note to Adaptec on or about November 3, 2000 (the "separation date") to fund working capital and other needs for Roxio's first few months as a separate, stand-alone entity. It is anticipated that Roxio will satisfy this liability with the proceeds from its initial public offering ("IPO"). Additionally, Adaptec will transfer to Roxio, on or about the separation date, certain of the assets and liabilities associated with Roxio primarily consisting of property and equipment and intangible assets.

    After completion of Roxio's IPO, Adaptec will own greater than 80% of Roxio's outstanding common stock. Adaptec also announced its intention to distribute all of the shares of Roxio common stock that Adaptec owns to Adaptec's stockholders approximately six months after the IPO (the "distribution date"), pending board approval and receipt of a tax-free ruling by the Internal Revenue Service.

BASIS OF PRESENTATION

    The consolidated financial statements present the results of operations, financial position, changes in owner's net investment and cash flows applicable to the operations of the Company and its subsidiaries, after elimination of intercompany transactions. The consolidated financial statements of the Company are derived from the historic books and records of Adaptec. Certain software products directly related to Adaptec's hardware products which were historically reflected in the software segment's results of operations in Adaptec's segment reporting in accordance with Statement of Financial Accounting Standards ("SFAS") No. 131, "Disclosures about Segments of an Enterprise and Related Information," will be retained by Adaptec going forward. As such, the revenue and associated cost of sales and operating expenses related to these products have not been included in these financial statements.

    During fiscal 2000, the Company purchased CeQuadrat GmbH ("CeQuadrat") and Wild File, Inc. ("Wild File"). These acquisitions were accounted for using the purchase method of accounting. Accordingly, the results of operations of these companies and estimated fair value of assets acquired and liabilities assumed were included in the Company's consolidated financial statements as of the respective purchase dates. There were no significant differences between the accounting policies of the Company and these acquired companies. See
Note 3--Business Combinations.

    Prior to its separation from Adaptec, the Company does not maintain separate corporate treasury, legal, tax, purchasing and other similar corporate support functions. For purposes of preparing the

                                  ROXIO, INC.

NOTE 1-- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
        (CONTINUED)
accompanying financial statements, certain Adaptec corporate costs were allocated to the Company using the allocation methods described in Note 4. Roxio and Adaptec management believe that the allocation methods used are reasonable and reflective of the Company's proportionate share of such expenses. However, the financial information included herein may not reflect the financial position, operating results, changes in owner's net investment and cash flows of the Company in the future or what they would have been had the Company been a separate, stand-alone entity during the periods presented.

UNAUDITED INTERIM RESULTS

    The accompanying interim financial statements as of June 30, 2000 and for the three-month periods ended June 30, 1999 and 2000 are unaudited. In the opinion of management, these unaudited interim statements have been prepared on the same basis as the audited financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of results of the periods. The financial data and other information disclosed in the notes to the financial statements for these periods are unaudited.

    Roxio's fiscal quarters end on a Friday and are 13 weeks in length. For presentation purposes, the Company has indicated its first quarter of fiscal 2000 as having ended on June 30, 1999, whereas in fact, the Company's first quarter of fiscal 2000 ended on July 2, 1999. The results of operations for the three months ended June 30, 2000 are not necessarily indicative of the results to be expected for the entire year.

FOREIGN CURRENCY TRANSLATION

    For foreign divisions whose functional currency is the local currency, the Company translates assets and liabilities to U.S. dollars using period-end exchange rates and translates revenues and expenses using average exchange rates during the period. Exchange gains and losses arising from translation of foreign entity financial statements are included as a component of other comprehensive income.

    For foreign divisions whose functional currency is the U.S. dollar, certain assets and liabilities are re-measured at the period end or historical rates as appropriate. Revenues and expenses are re-measured at the average rate during the period. Currency translation gains and losses are recognized in current operations and have not been material to the Company's operating results in the periods presented.

ESTIMATES AND ASSUMPTIONS

    The preparation of financial statements in accordance with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

CASH AND CASH EQUIVALENTS

    Historically, Adaptec has managed cash and cash equivalents on a centralized basis. Cash receipts associated with the Company's business have been transferred to Adaptec and Adaptec has funded the Company's disbursements. All changes in cash and cash equivalents have been included in owner's net investment for all periods presented.

                                  ROXIO, INC.

NOTE 1-- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
        (CONTINUED)
INVENTORIES

    Inventories are stated at the lower of cost (first-in, first-out method) or market.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost and depreciated or amortized using the straight-line method over the estimated useful lives of the assets.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    For the Company's financial instruments, including accounts receivable and accounts payable, the carrying amounts approximate fair market value due to their short maturities.

CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of trade accounts receivable.

    The Company sells its products primarily to original equipment manufacturers ("OEMs") and distributors throughout the world. Sales to customers are predominantly denominated in U.S. dollars and, as a result, the Company believes its foreign currency risk is minimal. The Company performs ongoing credit evaluations of its customers' financial condition and generally requires no collateral from its customers. The Company maintains an allowance for doubtful accounts based upon the expected collectibility of all accounts receivable. The Company has historically not experienced significant losses from its accounts receivable.

    The following individual customers accounted for a significant portion of gross revenue:

                                                       YEARS ENDED                THREE MONTHS
                                                        MARCH 31,                ENDED JUNE 30,
                                                       -----------               --------------
                                                1998       1999       2000       1999       2000
                                                ----       ----       ----       ----       ----
                                                                                   (UNAUDITED)
Company A...................................     15%        12%        19%        16%        22%
Company B...................................      8%        16%        10%        14%         9%

    The following individual customers accounted for a significant portion of total gross accounts receivable:

                                                             MARCH 31,
                                                        -------------------    JUNE 30,
                                                          1999       2000        2000
                                                          ----       ----      --------
                                                                              (UNAUDITED)
Company A.............................................      8%         2%          19%
Company B.............................................      8%        14%          17%

GOODWILL AND OTHER INTANGIBLES

    Goodwill and other intangibles are amortized on the straight-line method over the estimated useful lives of three years. The Company evaluates any possible impairment of long-lived assets using estimates of

                                  ROXIO, INC.

NOTE 1-- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
        (CONTINUED)
undiscounted future cash flows in accordance with SFAS No. 121, "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to Be Disposed Of." No impairments have been identified or recorded in any periods presented.

    Goodwill amortization was $1.3 million, $1.3 million, and $7.0 million for the years ended 1998, 1999 and 2000, respectively. See Note 3 regarding the acquisitions of CeQuadrat and Wild File during fiscal 2000.

COMPREHENSIVE INCOME

    SFAS No. 130, "Reporting Comprehensive Income," requires the disclosure of comprehensive income to reflect changes in equity that result from transactions and economic events from non-owner sources. Accumulated other comprehensive income for the periods presented represents foreign currency translation items associated with the Company's Japanese and German operations. No tax effect has been provided on the foreign currency translation items for any period shown, as the undistributed earnings of the Company's foreign investments will continue to be reinvested.

REVENUE RECOGNITION

    The Company's revenue recognition policy is in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position
No. 97-2, "Software Revenue Recognition." The Company primarily sells its software products through two channels: OEMs and distributors. For software product sales to OEMs, revenue is recognized based on reported product shipments from OEMs to their customers provided that all fees are fixed or determinable, evidence of an arrangement exists and collectibility is probable.

    For software product sales to distributors, revenue is recognized upon product shipment to the distributors provided that all fees are fixed or determinable, evidence of an arrangement exists and collectibility is probable. The Company's distributor arrangements provide distributors with certain product rotation rights. Additionally, the Company permits its distributors to return products in certain circumstances, generally during periods of product transition. The Company establishes allowances for expected product returns in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists." These allowances are recorded as a direct reduction of revenue and accounts receivable. Costs related to post-contract support obligations, which primarily include telephone support for certain products are accrued and included in accrued liabilities.

    For direct software product sales to end users, revenue is recognized upon shipment by the Company to the end user.

PRODUCT DEVELOPMENT COSTS

    Costs for the development of new software are expensed as incurred until technological feasibility has been established, at which time any additional development costs would be capitalized in accordance with SFAS 86, "Accounting for the Costs of Computer Software to be Sold, Leased or Otherwise Marketed." Roxio believes its current process for developing software is essentially completed concurrently with the establishment of technological feasibility; accordingly, no costs have been capitalized to date.

                                  ROXIO, INC.

NOTE 1-- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
        (CONTINUED)
ADVERTISING COSTS

    Advertising costs are expensed as incurred through direct spending and allocations by Adaptec and were approximately $2.2 million, $4.5 million and $3.8 million in fiscal 1998, 1999 and 2000, respectively. See Note 4 regarding allocated costs.

INCOME TAXES

    As of March 31, 1998, 1999, 2000 and June 30, 2000, the Company was not a separate taxable entity for federal, state or local income tax purposes and its operations are included in the consolidated Adaptec tax returns. The Company's tax provision has been prepared in accordance with SFAS No. 109, "Accounting for Income Taxes," on a separate return basis. Accordingly, no tax benefit for the Company's portion of Adaptec's net operating losses has been recognized.

    Deferred taxes result from differences between the financial and tax bases of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized by the Company.

STOCK-BASED COMPENSATION

    The Company accounts for stock-based compensation in accordance with Accounting Principles Board Opinion ("APB") No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is recognized based on the difference, if any, on the measurement date between the fair value of Adaptec's common stock and the amount an employee must pay to acquire the common stock. The compensation expense is recognized over the periods the employee performs the related services, generally the vesting period of four years. No compensation cost has been recognized in the Company's Consolidated Statements of Operations for the periods presented.

NET INCOME PER SHARE

    In August 2000, Roxio issued 1,000 shares of common stock, all of which is owned by Adaptec. Immediately prior to the IPO, Roxio will effect a stock split
or other issuance of shares resulting in       shares of common stock
outstanding, at which time historical net income per share will be presented.
Subsequent to the offering of       shares of common stock in the IPO, a total
of       shares of common stock will be outstanding.

PRO FORMA NET INCOME PER SHARE (UNAUDITED)

    Pro forma net income per share has been computed in accordance with SFAS No. 128, "Earnings per Share," and Securities and Exchange Commission Staff Accounting Bulletin ("SAB") No. 98 to reflect the pro forma effect of the Company's capitalization. Under the provisions of SFAS No. 128 and SAB No. 98, basic pro forma net income per share is computed by dividing the net income for the period by the number of weighted average common shares outstanding, using the pro forma effect as if the shares issued to capitalize the Company along with the stock split or other issuances of shares were outstanding over the entire period for which the pro forma net income per share has been computed. The estimated number of

                                  ROXIO, INC.

NOTE 1-- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
        (CONTINUED)
dilutive stock options was computed using the treasury stock method assuming an
IPO price of $    per share.

    It is currently unknown how many Adaptec options held by Roxio employees will be assumed by Roxio. The estimated number of dilutive stock options assumes that all of the outstanding Adaptec options held by Roxio employees are assumed by Roxio. The actual number of Adaptec options assumed by Roxio will be determined at the distribution date. See Note 6 for a description of the conversion of Adaptec options to Roxio options.

CHANGE IN ACCOUNTING POLICY FOR BUSINESS PROCESS REENGINEERING COSTS

    On November 20, 1997, the Emerging Issues Task Force ("EITF") issued EITF Issue No. 97-13, "Accounting for Costs Incurred in Connection with a Consulting Contract or an Internal Project That Combines Business Process Reengineering and Information Technology Transformation." EITF Issue No. 97-13 requires that business process reengineering costs incurred in connection with an overall information technology transformation project be expensed as incurred. The transition provisions of EITF Issue No. 97-13 require that companies that had previously capitalized such business process reengineering costs write-off any unamortized amounts and report a cumulative effect of a change in accounting principle. In fiscal 1998, the cumulative effect of the change allocated to the Company by Adaptec was to decrease net income by $345,000 (net of tax benefit of $115,000). See Note 4 regarding allocated costs.

RECENT ACCOUNTING PRONOUNCEMENTS

    In June 1998, the Financial Accounting Standards Board ("FASB") issued SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS No. 133 establishes accounting and reporting standards for derivative instruments and for hedging activities and requires recognition of all derivatives as assets or liabilities and measurements of those instruments at fair value. In June 1999, the FASB issued SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities--Deferral of the Effective Date of FASB Statement No. 133," which deferred the required date of adoption of SFAS No. 133 for one year, to fiscal years beginning after June 15, 2000. In
June 2000, the FASB issued SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities--an Amendment of FASB Statement No. 133," which amends the accounting and reporting standards for certain derivative instruments and certain hedging acitivities. The Company will adopt these statements in its first quarter of fiscal 2002, and is in the process of determining the impact that adoption will have on its financial statements.

    In December 1999, the Securities and Exchange Commission issued SAB
No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on applying generally accepted accounting principles to revenue recognition in financial statements. The impact of SAB No. 101 was not material to the Company's operating results.

    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 ("FIN No. 44") "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB No. 25." FIN No. 44 clarifies the application of APB No. 25 for (a) the definition of employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock

                                  ROXIO, INC.

NOTE 1-- DESCRIPTION OF BUSINESS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:
        (CONTINUED)
option or award, and (d) the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. The impact of FIN No. 44 did not have a material effect on the financial position or results of operations of the Company.

NOTE 2--BALANCE SHEET DETAIL:

                                                                           MARCH 31,
                                                                      -------------------    JUNE 30,
(IN THOUSANDS)                                                          1999       2000        2000
--------------                                                          ----       ----      --------
                                                                                            (UNAUDITED)
Inventories:
  Raw materials....................................................    $  156     $  114       $  144
  Work-in-process..................................................        53         23           52
  Finished goods...................................................       535        683        1,259
                                                                       ------     ------       ------
                                                                       $  744     $  820       $1,455
                                                                       ======     ======       ======

                                                          LIFE
                                                      -------------
Property and equipment:
  Machinery and equipment...........................    3-5 years      $   68     $  746       $  899
  Furniture and fixtures............................    3-8 years         835        863          863
  Leasehold improvements............................  Life of lease        --         32           32
                                                                       ------     ------       ------
                                                                          903      1,641        1,794
  Less: Accumulated depreciation and amortization...                      468        669          740
                                                                       ------     ------       ------
                                                                       $  435     $  972       $1,054
                                                                       ======     ======       ======

Accrued liabilities:
  Accrued compensation and related taxes............                   $  493     $ 1006       $  916
  Accrued technical support.........................                      969      1,265        1,265
  Accrued royalties.................................                      155        525          483
  Acquisition related...............................                       --        425           --
  Other.............................................                      316      1,050          841
                                                                       ------     ------       ------
                                                                       $1,933     $4,271       $3,505
                                                                       ======     ======       ======

NOTE 3--BUSINESS COMBINATIONS:

ACQUISITION OF CEQUADRAT

    On July 1, 1999, Adaptec acquired CeQuadrat, a developer of CD recordable software products, for $24.0 million in cash paid by Adaptec. The net assets acquired (excluding cash acquired) were assumed to have been contributed to the Company by Adaptec at the date of acquisition. The Company incurred $0.3 million in professional fees, including legal, valuation and accounting fees, related to the acquisition, which were included as part of the purchase price of the transaction.

                                  ROXIO, INC.

NOTE 3--BUSINESS COMBINATIONS: (CONTINUED)
    The Company accounted for the acquisition of CeQuadrat using the purchase method of accounting. The results of operations and the estimated assets acquired and liabilities assumed were included in the Company's financial statements as of the date the net assets were assumed to have been contributed by Adaptec. The allocation of the purchase price to the tangible and identifiable intangible assets acquired and liabilities assumed is summarized below. The allocation was based on an independent appraisal and estimate of fair value.

(IN THOUSANDS)
--------------
Net tangible liabilities (excluding cash acquired and
  retained by Adaptec of $4,815)............................  $(4,692)
In-process technology.......................................    3,016
Goodwill and other intangible assets:
  Goodwill..................................................   10,341
  Covenant not to compete...................................    4,360
  Purchased technology......................................    3,140
  OEM relationships.........................................    1,186
  Acquired employees........................................    1,173
  Trade name................................................      953
                                                              -------
                                                               21,153
                                                              -------
    Net assets acquired.....................................  $19,477
                                                              =======

    The net tangible liabilities were comprised primarily of receivables offset by accrued liabilities. Roxio identified research projects in areas for which technological feasibility had not been established and no alternative future uses existed. Approximately $3.0 million of the purchase price was allocated to acquired in-process technology and written off in the second quarter of fiscal 2000. The Company acquired technology consisting of next generation consumer-oriented CD recordable software, next generation professional-oriented CD recordable software and CD backup software; the amount of in-process technology allocated to each of the projects was approximately $0.6 million, $2.2 million and $0.2 million, respectively. The value for each of the projects was determined by estimating the expected cash flows from the projects once commercially viable, discounting the net cash flows to their present value, and then applying a percentage of completion to the calculated value as defined below.

    NET CASH FLOWS: The net cash flows from the identified projects were based on estimates of net revenues, cost of revenues, selling, marketing and administrative expense, research and development ("R&D") expenses, third party license fees, royalty costs and income taxes from those projects. Roxio believes the assumptions used in the valuation as described below were reasonable at the time of the acquisition. R&D expenses excluded costs to bring acquired in-process projects to technological feasibility.

                                  ROXIO, INC.

NOTE 3--BUSINESS COMBINATIONS: (CONTINUED)

    NET REVENUES: The estimated net revenues were based on Roxio management projections of the acquired in-process projects for the next generation consumer-oriented CD recordable software, next generation professional-oriented CD recordable software and the CD backup software. The business projections were compared with and found to be in line with industry analysts' forecasts of growth in substantially all of the relevant markets. Anticipated net revenues from acquired in-process technology products began in the second half of fiscal 2000 and are expected to peak in mid-fiscal 2001. Anticipated annual net revenues will decline rapidly as new products and technology become available and fully replace the in-process technology products in the market by fiscal 2002. These projections were based on estimates of market size and growth, expected trends in technology, and the nature and expected timing of new product introductions by Roxio and its competitors.

    OPERATING EXPENSES: The estimated operating expenses used in the valuation analysis of CeQuadrat included cost of revenues, selling, marketing and administrative expenses, R&D expenses and third party license fees. In developing future expense estimates and evaluation of CeQuadrat's overall business model, an assessment of specific product results including both historical and expected direct expense levels and general industry metrics was conducted.

    GROSS MARGINS: Projected gross margins were based on CeQuadrat's historical margins, which were in line with Roxio's gross margins.

    SELLING, MARKETING AND ADMINISTRATIVE EXPENSES: Estimated selling, marketing and administrative expenses were consistent with CeQuadrat's historical cost structure in the first year net revenues were generated and decrease in later years as total net revenues increase to account for economies of scale.

    R&D EXPENSES: Estimated R&D expenses consist of the cost associated with activities undertaken to correct errors or keep products updated with current information (also referred to as "maintenance" R&D) after a product is available for general release to customers. These activities include routine changes and additions. The estimated maintenance R&D expense was 1.5% of net revenues for the in-process technologies throughout the estimation period.

    THIRD PARTY LICENSE FEES: Estimated third party license fees consist of the costs associated with licensing third party proprietary technology for use in CeQuadrat's products. The estimated third party license fees ranged from one to two percent of net revenues for the in-process technologies throughout the estimation period.

    EFFECTIVE TAX RATE: The effective tax rate utilized in the analysis of the in-process technologies reflects the historical tax rate in Germany where the majority of the anticipated future operations will take place.

    ROYALTY RATE: Roxio applied a royalty charge of 30% of operating income for each in-process project to attribute value for dependency on predecessor core technologies.

    DISCOUNT RATE: The cost of capital reflects the estimated time to complete and the level of risk involved. The cost of capital used in discounting the net cash flows from acquired in-process technology was 30% for each of the acquired in-process technology projects. Higher required rates of return, which would correspond to higher risk, are partially mitigated by Roxio's expertise in the CD recordable market.

                                  ROXIO, INC.

NOTE 3--BUSINESS COMBINATIONS: (CONTINUED)
    PERCENTAGE OF COMPLETION: The percentage of completion for the projects was determined using costs incurred by CeQuadrat prior to the acquisition date compared to the remaining R&D to be completed to bring the projects to technological feasibility. Roxio estimated, that as of the acquisition date, the next generation consumer-oriented CD recordable software, next generation professional-oriented CD recordable software and the CD backup software projects were 82%, 69% and 82% complete, respectively, and the estimated costs to complete the projects were approximately $0.1 million in aggregate.

    All of the in-process technology projects acquired from CeQuadrat were completed during the third quarter of fiscal 2000, and estimated costs to complete the projects were in line with estimates. The next generation professional-oriented CD recordable software and the CD backup software began shipping in the third quarter of fiscal 2000. The next generation consumer-oriented CD recordable software will not be commercially released.

ACQUISITION OF WILD FILE

    On March 11, 2000, Adaptec acquired Wild File, a supplier of continuous backup and system recovery software. In consideration, Adaptec paid $13.2 million in cash, issued 392,000 shares of Adaptec common stock valued at $17.1 million and assumed stock options valued at $0.8 million. The options assumed were valued using the Black-Scholes valuation model. Included with the shares issued was 59,000 shares of restricted Adaptec common stock valued at $2.6 million to certain Wild File employee shareholders as incentive for continued employment, and as such was recorded as deferred compensation. The restricted common stock vests monthly over one year from the date of acquisition and is being amortized over the vesting period. At March 31, 2000, $2.4 million remained in deferred compensation, net of $0.2 million of amortization recorded subsequent to the issuance date through March 31, 2000. The net assets acquired (excluding cash acquired) were assumed to have been contributed to the Company by Adaptec at the date of acquisition. As part of the purchase agreement, $4.4 million of the purchase price was held back for unknown liabilities that may have existed as of the acquisition date. The holdback was funded to an escrow account and therefore does not represent cash or a liability of the Company as of March 31, 2000. The holdback will be paid for such unknown liabilities or to the seller within one year from the acquisition date and was included as part of the purchase price. Additionally, the Company incurred $0.4 million in professional fees, including legal, valuation and accounting fees, related to the acquisition, which were included as part of the purchase price of the transaction.

    The Company accounted for the acquisition of Wild File using the purchase method of accounting. The results of operations and the estimated assets acquired and liabilities assumed were included in the Company's financial statements as of the date the net assets were assumed to have been contributed by Adaptec. The allocation of the purchase price to the tangible and identifiable intangible assets acquired

                                  ROXIO, INC.

NOTE 3--BUSINESS COMBINATIONS: (CONTINUED) and liabilities assumed is summarized below. The allocation was based on an independent appraisal and estimate of fair value.

(IN THOUSANDS)
--------------
Net tangible assets (excluding cash acquired and retained by
  Adaptec of $5,230)........................................  $ 1,540
In-process technology.......................................      377
Deferred compensation.......................................    2,593
Goodwill and other intangible assets:
  Goodwill..................................................   13,348
  Patents...................................................    5,260
  Covenant not to compete...................................    1,650
  Acquired employees........................................      887
  Trade name................................................      526
  Purchased technology......................................      118
                                                              -------
                                                               21,789
                                                              -------
    Net assets acquired.....................................  $26,299
                                                              =======

    The net tangible assets acquired were comprised primarily of receivables offset by accrued liabilities. The acquired in-process technology was written-off in the fourth quarter of fiscal 2000.

UNAUDITED PRO FORMA RESULTS

    The following unaudited pro forma results assume CeQuadrat and Wild File had been acquired as of the beginning of each of Roxio's fiscal years ended
March 31, 1999 and 2000. These unaudited pro forma results have been prepared for comparative purposes only and include certain adjustments, such as additional amortization expense as a result of goodwill and other intangible assets and the elimination of non-recurring write-offs of in-process technology acquired. The unaudited pro forma results for the year ended March 31, 1999 combine the Company's historical statements of operations for the year ended March 31, 1999, the consolidated statement of operations of CeQuadrat for the year ended December 31, 1998 and the statement of operations of Wild File for the year ended June 30, 1999. The unaudited pro forma results for the year ended March 31, 2000 combine the Company's historical statement of operations for year ended March 31, 2000, the consolidated statement of operations of CeQuadrat for the period of April 1 through June 30, 1999 and the statement of operations of Wild File for the period of April 1, 1999 through March 10, 2000. Revenues of approximately $3.3 million and net income of approximately $1.4 million of CeQuadrat for the period of January 1, 1999 through March 31, 1999 are not included in the pro forma combined consolidated statement of operations. Revenues of approximately $478,000 and net loss of approximately $738,000 of Wild File for the period April 1, 1999 through June 30, 1999 have been included in the pro forma combined consolidated statements of operations of both the years ended March 31, 1999 and 2000. The pro forma information does not necessarily reflect the actual results that

                                  ROXIO, INC.

NOTE 3--BUSINESS COMBINATIONS: (CONTINUED) would have occurred if the acquisitions had occurred on April 1, 1998 and April 1, 1999, nor is it necessarily indicative of future results of operations of the consolidated Company.

                                                                YEARS ENDED
                                                                 MARCH 31,
                                                            -------------------
(IN THOUSANDS)                                                1999       2000
--------------                                              --------   --------
                                                                (UNAUDITED)
Net revenues..............................................  $54,637    $84,031
Net income (loss).........................................  $(9,668)   $   370

NOTE 4--TRANSACTIONS WITH ADAPTEC:

ALLOCATED COSTS

    As discussed in Note 1, Roxio's costs and expenses include allocations from Adaptec for centralized legal, accounting, treasury, real estate, information technology, distribution, customer service, sales, marketing and other Adaptec corporate services and infrastructure costs. These allocations have been determined on bases that Adaptec and Roxio consider to be reasonable reflections of the utilization of services provided or the benefits received by Roxio. The allocations and charges are based on a percentage of total corporate costs for the services provided, based on factors such as headcount, revenue, gross asset value, or the specific level of activity directly related to such costs.

    The following summarizes the corporate costs allocated to the Company (in thousands):

                                                                               THREE MONTHS
                                               YEARS ENDED MARCH 31,          ENDED JUNE 30,
                                           ------------------------------   -------------------
                                             1998       1999       2000       1999       2000
                                           --------   --------   --------   --------   --------
                                                                                (UNAUDITED)
Cost of revenues (see note 8)............  $    --    $    --    $   274     $   --     $   70
Research and development.................    1,766      1,874      1,772        385        648
Sales and marketing......................    7,000     11,260      8,383      2,577      2,855
General and administrative...............    2,281      3,306      3,181        780      1,197
                                           -------    -------    -------     ------     ------
                                           $11,047    $16,440    $13,610     $3,742     $4,770
                                           =======    =======    =======     ======     ======

    For purposes of governing certain of the ongoing relationships between Roxio and Adaptec at and after the separation date and to provide for an orderly transition, Roxio and Adaptec have entered or will enter into various agreements, including the Separation Agreement and other agreements outlined below ("Ancillary Agreements"). A brief description of each of the agreements follows:

MASTER SEPARATION AND DISTRIBUTION AGREEMENT

    The Separation Agreement contains the key provisions relating to the separation, Roxio's initial funding, the IPO and the distribution. The agreement lists the documents and items that the parties must deliver in order to accomplish the transfer of assets and liabilities from Adaptec to Roxio, effective on the separation date. The agreement also contains conditions that must occur prior to the IPO and the distribution. The parties also entered into ongoing covenants that survive the transactions, including covenants to exchange information, retain specific documents, refrain from direct employee solicitation and resolve disputes in specified ways.

                                  ROXIO, INC.

NOTE 4--TRANSACTIONS WITH ADAPTEC: (CONTINUED)
ASSIGNMENT AND ASSUMPTION AGREEMENT

    The Assignment and Assumption Agreement identifies the assets that Adaptec will transfer to Roxio and the liabilities that Roxio will assume from Adaptec in the separation. In general, the assets that will be transferred and the liabilities that will be assumed are those that appear on Roxio's consolidated balance sheet as of a date on or near the separation date, after adjustment for certain assets and liabilities that will be retained by Adaptec and for activity that occurs between the balance sheet date and the separation date.

    For administrative ease, Adaptec will retain accounts receivable and accounts payable as of the date of separation excluding the accounts receivable and accounts payable of the wholly owned Wild File and CeQuadrat subsidiaries to be contributed. Inventory on hand at Adaptec's manufacturing site will be retained by Adaptec. All other tangible and intangible assets will be contributed. All liabilities, other than the accounts payable discussed above, will be assumed by Roxio.

    The Assignment and Assumption Agreement also allocates litigation management responsibilities regarding specific litigation matters to either Roxio or Adaptec.

EMPLOYEE MATTERS AGREEMENT

    The Employee Matters Agreement outlines how Adaptec and Roxio plan to allocate responsibility for, and liability related to, the employment of those employees of Adaptec who will become Roxio employees. The agreement also contains provisions describing Roxio's benefit and equity plans. From the separation date to the distribution date, Roxio employees may participate in various Adaptec benefit plans, including Adaptec's 401(k) plan, deferred compensation plan, health and welfare plans and equity and other compensation and bonus plans. The Company will incur actual payroll charges and pay Adaptec an additional fee amounting to 25% of the actual payroll charges.

MASTER TRANSITIONAL SERVICES AGREEMENT

    The Master Transitional Services Agreement outlines individual transitional services that Roxio requests Adaptec to provide after separation in order to conduct the Roxio business. The agreement provides the time period for each service, a summary of the service to be provided and a description of the service. Generally, Roxio will pay Adaptec for direct and indirect charges incurred for services plus five percent. If the agreement extends beyond one year, Roxio will pay charges plus 10%. The agreement covers services relating primarily to accounting, finance, taxes, human resources, information technology, facilities, operations and customer support.

REAL ESTATE MATTERS AGREEMENT

    The Real Estate Matters Agreement addresses real estate matters relating to the Adaptec properties that Adaptec will lease to or share with Roxio and the leases that Adaptec will assign to Roxio. The agreement describes the manner in which Adaptec will share with Roxio various Adaptec owned properties, lease one property to Roxio and assign certain leases to Roxio. The Real Estate Matters Agreement provides that Roxio will be required to accept the assignments, leases or licenses of all properties allocated to Roxio, even if a site has been damaged by a casualty before the separation date. The Real Estate Matters Agreement also provides that all costs required to effect the transfers, including landlord consent fees, landlord attorneys' fees and any costs and expenses relating to re-negotiation of Adaptec's leases will be incurred and paid by Adaptec. It is expected that the minimum lease payments

                                  ROXIO, INC.

NOTE 4--TRANSACTIONS WITH ADAPTEC: (CONTINUED) under these agreements will be approximately $2.0 million (unaudited) per year for at least the next five years.

INDEMNIFICATION AND INSURANCE MATTERS

    Effective as of the separation date, Roxio and Adaptec will each release the other from any liabilities arising from events occurring on or before the separation date. The agreement also contains provisions governing indemnification. In general, Roxio will indemnify Adaptec from all liabilities arising from Roxio's business prior to the separation date, unless caused by misconduct of an Adaptec employee, any of its liabilities arising from Roxio's business after the separation date, any of its contracts, its breach of the Separation Agreement or Ancillary Agreements, or any untrue statement of a material fact or an omission to state a material fact in Roxio's prospectus. In general, Adaptec will indemnify Roxio from all liabilities arising from its business or its breach of the Separation Agreement or Ancillary Agreements, or matters for which Roxio has no indemnification responsibility. In addition, Adaptec and Roxio will each indemnify the other against liability for specified environmental matters. Roxio will be responsible for obtaining and maintaining its insurance programs and arrangements separate from Adaptec after the separation date.

MANUFACTURING SERVICES AGREEMENT

    The Manufacturing Services Agreement provides that Adaptec will perform manufacturing services with respect to Roxio products ("Products") for a period of one year at a fee based on Adaptec's standard cost plus ten percent. Additional expenses including freight, insurance and taxes will be billed at actual cost plus five percent. Roxio may terminate the Manufacturing Services Agreement with sixty days notice and will be required to purchase Adaptec's unused inventory components, work in process and finished goods if the agreement is terminated.

    Adaptec warrants the media upon which the software is reproduced for 90 days from the date of delivery or pull from Roxio's warehouse. Adaptec will replace Products reproduced on defective media and returned under Adaptec return merchandise authorization procedures.

    The agreement provides that Roxio will indemnify Adaptec for claims of intellectual property infringement brought against Adaptec based upon its manufacture of Products for Roxio. Each party will indemnify the other party against claims arising from its negligence or that of its agents and Roxio will indemnify Adaptec for claims based upon the defective design or code of Products.

INTELLECTUAL PROPERTY AGREEMENTS

    Under the Master Technology Ownership and License Agreement and the Master Patent Ownership and Assignment Agreement, Adaptec will transfer to Roxio its rights in specified patents, specified trademarks, copyrights, related goodwill and other technology related to Roxio's current business and research and development efforts upon separation.

TAX SHARING AGREEMENT

    The Tax Sharing Agreement provides for Adaptec's and Roxio's obligations concerning various tax liabilities. The Tax Sharing Agreement provides that Adaptec generally will pay, and indemnify Roxio if necessary, with respect to all federal, state, local and foreign taxes relating to Roxio's business for any taxable period ending prior to the distribution date. In addition, the agreement provides that Adaptec and

                                  ROXIO, INC.

NOTE 4--TRANSACTIONS WITH ADAPTEC: (CONTINUED)
Roxio will make payments between them such that the amount of taxes paid by Adaptec and Roxio will be determined, subject to specified adjustments, as if Adaptec, Roxio and each of their subsidiaries included in Adaptec's consolidated tax returns had filed their own consolidated, combined or unitary return.

    The Tax Sharing Agreement also requires Roxio to indemnify Adaptec for certain taxes and similar obligations that Adaptec could incur if the distribution does not qualify for tax-free treatment due to the following events:

    - an acquisition of a controlling interest in Roxio stock after the distribution;

    - Roxio's failure to continue its business after the distribution;

    - a repurchase of Roxio's stock; or

    - other acts or omissions by Roxio.

    The Tax Sharing Agreement further provides for cooperation with respect to certain tax matters, the exchange of information and the retention of records which may affect the income tax liability of either party.

NOTE 5--INCOME TAXES:

    The Company has entered into a tax allocation agreement with Adaptec. See
Note 4 for a description of the agreement.

    The components of income before income taxes are as follows:

                                                                                         THREE MONTHS
                                                         YEARS ENDED MARCH 31,          ENDED JUNE 30,
                                                     ------------------------------   -------------------
(IN THOUSANDS)                                         1998       1999       2000       1999       2000
--------------                                       --------   --------   --------   --------   --------
                                                                                          (UNAUDITED)
Domestic...........................................   $4,362     $  916     $8,669    $  (772)    $2,481
Foreign............................................    3,899      1,607        789       (514)     2,537
                                                      ------     ------     ------    -------     ------
Income before income taxes.........................   $8,261     $2,523     $9,458    $(1,286)    $5,018
                                                      ======     ======     ======    =======     ======

                                  ROXIO, INC.

NOTE 5--INCOME TAXES: (CONTINUED)
    The components of the provision for income taxes are as follows:

                                                                                          THREE MONTHS
                                                          YEARS ENDED MARCH 31,          ENDED JUNE 30,
                                                      ------------------------------   -------------------
(IN THOUSANDS)                                          1998       1999       2000       1999       2000
--------------                                        --------   --------   --------   --------   --------
                                                                                           (UNAUDITED)
Federal:
  Current...........................................   $  299    $(1,109)    $1,992     $(636)     $1,452
  Deferred..........................................    1,150      1,273        961       419         (77)
Foreign:
  Current...........................................       68          2        811         2         234
State:
  Current...........................................       61       (112)       408       (64)        312
  Deferred..........................................      244        359        116        --         (17)
                                                       ------    -------     ------     -----      ------
                                                       $1,822    $   413     $4,288     $(279)     $1,904
                                                       ======    =======     ======     =====      ======

    Significant components of the Company's deferred tax assets and liabilities are as follows:

                                                                   MARCH 31,
                                                              -------------------    JUNE 30,
(IN THOUSANDS)                                                  1999       2000        2000
--------------                                                --------   --------   -----------
                                                                                    (UNAUDITED)
Intangible technology.......................................   $1,528     $2,556       $3,082
Compensatory accruals.......................................      113        192          214
Royalty accruals............................................       33        210          193
Uniform capitalization adjustment...........................        4          4            4
Allowance for doubtful accounts.............................       44        210          285
Other, net..................................................       25         54           68
                                                               ------     ------       ------
  Total.....................................................    1,747      3,226        3,846
Less: Valuation allowance...................................       --      2,556        3,082
                                                               ------     ------       ------
Net deferred tax assets.....................................   $1,747     $  670       $  764
                                                               ======     ======       ======
Federal.....................................................   $1,514     $  554       $  630
State.......................................................      233        116          134
                                                               ------     ------       ------
                                                               $1,747     $  670       $  764
                                                               ======     ======       ======

                                  ROXIO, INC.

NOTE 5--INCOME TAXES: (CONTINUED)
    The provision for income taxes differs from the amount computed by applying the federal statutory tax rate to income before taxes as follows:

                                                                  YEARS ENDED MARCH 31,
                                                              ------------------------------
(IN THOUSANDS)                                                  1998       1999       2000
--------------                                                --------   --------   --------
Federal statutory rate......................................      35%        35%        35%
State taxes, net of deferred benefit........................     2.4        6.3        3.6
Foreign income at other than U.S. tax rate..................   (15.7)     (22.2)     (21.4)
Increase in valuation allowance.............................      --         --       27.0
Goodwill amortization.......................................      --         --        2.9
Other.......................................................     0.4       (2.7)      (1.8)
                                                               -----      -----      -----
Effective income tax rate...................................    22.1%      16.4%      45.3%
                                                               =====      =====      =====

    The Company has not accrued income taxes on accumulated undistributed earnings of its non-U.S. subsidiaries, as these earnings will be reinvested indefinitely.

NOTE 6--EMPLOYEE BENEFIT PLANS:

EMPLOYEE STOCK PURCHASE PLAN

    Eligible Roxio employees have generally been able to contribute up to ten percent of their base compensation to purchase shares of Adaptec's common stock under Adaptec's 1986 Employee Stock Purchase Plan ("ESPP"). Under this plan, Adaptec's common stock may be purchased at six-month intervals at prices equal to 85% of the market value of the stock at the beginning or ending of the offering period, whichever is lower. During fiscal 1999, the offering period under the plan was extended from three to six months. At the date of the IPO, Roxio employees will retain any Adaptec shares acquired through prior contributions to the ESPP and maintain the balances in their stock accounts. Any funds contributed to the ESPP by Roxio employees that have not been used to purchase shares as of the date of the IPO may be used to purchase Adaptec stock at the next purchase period or may be withdrawn prior to purchase of shares. In July 2000, Roxio adopted an Employee Stock Purchase Plan, with terms similar to Adaptec's ESPP. This plan will be effective upon legal separation.

STOCK OPTION PLANS

    Based on approval by both Adaptec and Roxio's Boards of Directors, all Adaptec options held by Roxio employees on the distribution date will be converted to Roxio options. The conversion of Adaptec options into Roxio options will be done in such a manner that (1) the aggregate intrinsic value of the options immediately before and after the exchange are the same, (2) the ratio of the exercise price per option to the market value per option is not reduced, and
(3) the vesting provisions and option period of the converted Roxio options are the same as the original vesting terms and option period of the Adaptec options. It currently is not known how many Adaptec options held by Roxio employees will be converted into Roxio options. Roxio employees held approximately 1,002,000 and 1,602,000 Adaptec options at March 31, 2000 and June 30, 2000, respectively. In July 2000, Roxio adopted a stock option plan with terms similar to those of Adaptec's 1999 Stock Option Plan.

                                  ROXIO, INC.

NOTE 6--EMPLOYEE BENEFIT PLANS: (CONTINUED)
    Eligible employees participate in Adaptec's three principal stock option plans which are outlined below.

1999 STOCK OPTION PLAN

    During the second quarter of fiscal 2000, Adaptec's Board of Directors and its stockholders approved the 1999 Stock Option Plan and reserved for issuance thereunder (a) 1,000,000 shares of common stock plus (b) any shares of common stock reserved but ungranted under the 1990 Stock Option Plan as of the date of stockholder approval plus (c) any shares returned to the 1990 Stock Option Plan, as a result of termination of options under the 1990 Stock Option Plan after the date of stockholder approval of the 1999 Stock Option Plan.

    The 1999 Stock Option Plan provides for granting of incentive and non-statutory stock options to employees, consultants and directors of the Company. Options granted under this plan are for periods not to exceed ten years, and are granted at prices not less than 100% and 85% for incentive and nonstatutory stock options, respectively, of the fair market value of Adaptec common stock on the date of grant. Generally, stock options become fully vested and exercisable over a four-year period.

1990 STOCK OPTION PLAN

    Adaptec's 1990 Stock Option Plan allowed the Board of Directors to grant to employees, officers, and consultants incentive and non-statutory options to purchase Adaptec common stock or other stock rights at exercise prices not less than 50% of the fair market value of the underlying common stock on the date of grant. The expiration of options or other stock rights did not exceed ten years from the date of grant. Adaptec has issued all stock options under this plan at exercise prices of at least 100% of fair market value of the underlying common stock on the respective dates of grant. Generally, options vest and become exercisable over a four year period. In March 1999, Adaptec amended the 1990 Employee Stock Option Plan to permit non-employee directors of Adaptec to participate in this plan. The annual grant to the Board of Directors was made on March 31, 1999, under this plan. Upon stockholder approval of the 1999 Stock Option Plan, the 1990 Stock Option Plan was terminated with respect to new option grants.

WILD FILE STOCK OPTION PLAN

    In connection with the acquisition of Wild File, each outstanding stock option under the Wild File Stock Option Plan was converted to an option to purchase Adaptec's common stock at a ratio of 0.0691. As a result outstanding options to purchase 22,000 shares of Adaptec's common stock were assumed by Adaptec in fiscal 2000. No further options may be granted under the Wild File Stock Option Plan. At the distribution date, all outstanding options under the Wild File stock option plan held by Roxio employees will be converted to Roxio options.

PRO FORMA INFORMATION

    Roxio applies the intrinsic value method prescribed by APB No. 25, in accounting for stock options granted to Roxio employees. Accordingly, compensation expense is recognized based on the difference, if any, between the fair value of Adaptec's common stock and the amount an employee must pay to acquire the common stock. Any compensation expense is recognized ratably over the associated service period, which is generally the option vesting term.

                                  ROXIO, INC.

NOTE 6--EMPLOYEE BENEFIT PLANS: (CONTINUED)
    Pro forma net earnings and earnings per share information, as required by SFAS No. 123, has been determined as if Roxio had accounted for employee stock options granted to Roxio employees under SFAS No. 123's fair value method. The fair value of these options was estimated at grant dates using a Black-Scholes option pricing model with the following weighted-average assumptions: risk-free interest rates of 5.4 percent in 1998, 5.2 percent in 1999 and 6.4 percent in 2000; dividend yield of 0 percent in 1998, 1999 and 2000; expected option life of 4 years for 1998 and 1999 and 5 years for 2000; and volatility of 52 percent in 1998, and 62 percent in 1999 and 2000.

    For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the four-year average vesting period of the options. The pro forma effect of recognizing compensation expense in accordance with SFAS No. 123 would have been to reduce Roxio's reported net earnings by $1.0 million in 1998, $2.0 million in 1999, and $4.4 million in 2000.

NOTE 7--BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION:

SEGMENT INFORMATION

    The Company has organized and managed its operations in a single operating segment which designs, develops and markets application software.

GEOGRAPHIC INFORMATION

    The following table presents net revenues by country and is attributed to countries based on location of the selling entity:

                                                                                  THREE MONTHS ENDED
                                                     YEARS ENDED MARCH 31,             JUNE 30,
                                                 ------------------------------   -------------------
(IN THOUSANDS)                                     1998       1999       2000       1999       2000
--------------                                   --------   --------   --------   --------   --------
                                                                                      (UNAUDITED)
United States..................................  $31,420    $26,653    $49,135    $ 6,371    $19,434
Singapore......................................    1,365      9,172     11,631      1,801      5,349
Japan..........................................    5,869      7,304     11,002      1,697      3,906
Other countries................................       --         --      6,023         --        587
                                                 -------    -------    -------    -------    -------
                                                 $38,654    $43,129    $77,791    $ 9,869    $29,276
                                                 =======    =======    =======    =======    =======

    The following table presents net property and equipment by country based on the location of the assets:

                                                                   MARCH 31,
                                                              -------------------    JUNE 30,
(IN THOUSANDS)                                                  1999       2000        2000
--------------                                                --------   --------   -----------
                                                                                    (UNAUDITED)
United States...............................................    $419       $889        $  869
Germany.....................................................      --         72           157
Other countries.............................................      16         11            28
                                                                ----       ----        ------
                                                                $435       $972        $1,054
                                                                ====       ====        ======

                                  ROXIO, INC.

NOTE 8--COMMITMENTS AND CONTINGENCIES:

    The Company previously obtained various services from Adaptec and will enter into various Ancillary Agreements relating to these services at and after the time of separation. See Note 4, "Transactions with Adaptec."

    In May 2000, Adaptec entered into a patent cross-license agreement with a third party. Under the agreement, Adaptec will pay the third party a patent settlement fee in return for a release from past infringement claims prior to January 1, 2000, and a patent license fee for the use of certain of the third party's patents through June 30, 2004, including patents specifically relating to Roxio products. Additionally, Adaptec will grant the third party a license to use all of its patents for the same period. As long as the Company continues to be a majority-owned subsidiary of Adaptec, the terms of the third party agreement apply to the Company.

    The aggregate patent fee to be paid by Adaptec under the cross-license agreement will range from $11.0 million to $25.0 million, depending on the outcome of an evaluation of certain patents by an independent party. Adaptec's best estimate of the aggregate patent fee that will be payable under the cross-license agreement is $18.0 million. The portion of the estimated patent fee allocated to revenues from periods prior to December 31, 1999 (the date the amount was probable and estimable) of $9.6 million was written off and reflected as a component of cost of revenues in Adaptec's financial statements. The Company's portion of the estimated $9.6 million patent fee, or $0.3 million, was allocated to the Company based on the Company's portion of Adaptec revenues and is included in cost of revenues for the year ended March 31, 2000. The remaining estimated patent fee pertaining to future periods was classified by Adaptec as an intangible asset and is being amortized by Adaptec over the period from January 1, 2000 through June 30, 2004. The Company's portion of the amortization of the patent fee is included in cost of revenues in the statement of operations through an allocation by Adaptec based on revenues. The Company's portion of the amortization was $70,000 for the three months ended June 30, 2000. From the date of separation to the distribution date, Adaptec will invoice the Company for the Company's portion of this amortization.

    The Company is a party to litigation matters and claims which are normal in the course of its operations, and, while the results of such litigation and claims cannot be predicted with certainty, the Company believes that the final outcome of such matters will not have a material adverse impact on the Company's financial position or results of operations.

               UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    The unaudited pro forma combined financial information for Roxio set forth below gives effect to the business combinations between Roxio and CeQuadrat and between Roxio and Wild File (collectively, the "Acquisitions"). The Acquisitions were accounted for using the purchase method of accounting.

    The unaudited pro forma combined statement of operations combines the Company's historical statement of operations for the year ended March 31, 2000, the consolidated statement of operations of CeQuadrat for the period from April 1, 1999 through June 30, 1999 and the statement of operations of Wild File for the period from April 1, 1999 through March 10, 2000, after giving effect to the Acquisitions as if they had occurred on April 1, 1999. The results of operations of CeQuadrat and Wild File are included in the Company's results from their respective dates of acquisition of July 1, 1999 and March 11, 2000.

    The historical financial information has been derived from and is qualified by reference to, the consolidated financial statements of Roxio, the consolidated financial statements of CeQuadrat and the financial statements of Wild File, and should be read in conjunction with those financial statements, the notes thereto and "Management's Discussion and Analysis of Financial Condition and Results of Operations" included elsewhere herein. The unaudited pro forma combined statement of operations is presented for illustrative purposes only and is not necessarily indicative of results of operations that would have actually occurred had the acquisitions of CeQuadrat and Wild File by Roxio been effected on the date assumed.

                                  ROXIO, INC.

              UNAUDITED PRO FORMA COMBINED STATEMENT OF OPERATIONS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                              ROXIO FOR
                              THE YEAR      CEQUADRAT FOR      WILD FILE FOR THE
                                ENDED      THE PERIOD FROM    PERIOD FROM APRIL 1,
                              MARCH 31,    APRIL 1, THROUGH       1999 THROUGH                    PRO FORMA
                                2000        JUNE 30, 1999        MARCH 10, 2000      COMBINED    ADJUSTMENTS    TOTAL
                             -----------   ----------------   --------------------   ---------   -----------   --------
Software revenues..........    $77,791          $2,718               $ 2,394          $82,903      $    --     $82,903
Service and other
  revenues.................         --              --                 1,128            1,128           --       1,128
                               -------          ------               -------          -------      -------     -------
                                77,791           2,718                 3,522           84,031           --      84,031
                               -------          ------               -------          -------      -------     -------
Cost of software
  revenues.................     15,652             340                   501           16,493           --      16,493
Cost of service and other
  revenues.................         --              --                   542              542           --         542
                               -------          ------               -------          -------      -------     -------
                                15,652             340                 1,043           17,035           --      17,035
                               -------          ------               -------          -------      -------     -------
    Gross profit...........     62,139           2,378                 2,479           66,996           --      66,996
Operating expenses:
  Research and
    development............     14,066             140                   695           14,901        2,444 (1)  17,345
  Sales and marketing......     18,548             293                   878           19,719                   19,719
  General and
    administrative.........      9,716             301                 2,537           12,554                   12,554
  Amortization of goodwill
    and other
    intangibles............      6,958              --                    --            6,958        8,606 (2)  15,564
  Write-off of acquired
    in-process
    technology.............      3,393              --                    --            3,393       (3,393)(3)      --
                               -------          ------               -------          -------      -------     -------
    Total operating
      expenses.............     52,681             734                 4,110           57,525        7,657      65,182
                               -------          ------               -------          -------      -------     -------
Income (loss) from
  operations...............      9,458           1,644                (1,631)           9,471       (7,657)      1,814
Interest and other
  income...................         --             399                   172              571           --         571
                               -------          ------               -------          -------      -------     -------
Income (loss) from
  operations before
  provision for income
  taxes....................      9,458           2,043                (1,459)          10,042       (7,657)      2,385
Provision for income tax
  expense (benefit)........      4,288             868                    (1)           5,155       (3,140)(4)   2,015
                               -------          ------               -------          -------      -------     -------
Net income (loss)..........    $ 5,170          $1,175               $(1,458)         $ 4,887      $(4,517)    $   370
                               =======          ======               =======          =======      =======     =======
Unaudited net income per
  share:
  Basic....................    $                                                                               $
                               =======                                                                         =======
  Diluted..................    $                                                                               $
                               =======                                                                         =======
Weighted average shares
  used in computing
  unaudited net income per
  share:
  Basic....................    $                                                                               $
                               =======                                                                         =======
  Diluted..................    $                                                                               $
                               =======                                                                         =======

    The accompanying notes are an integral part of these unaudited pro forma financial statements.

          NOTES TO UNAUDITED PRO FORMA COMBINED FINANCIAL INFORMATION

    Pro forma adjustments to the unaudited pro forma combined statement of operations for the year ended March 31, 2000 are as follows:

(1) To record additional amortization related to deferred compensation on a pro forma basis for the period from April 1, 1999 through March 10, 2000. Deferred compensation was recorded for 59,000 shares of restricted Adaptec stock valued at $2.6 million issued to Wild File employee shareholders as incentive for continued employment and was not included in the purchase price. The deferred compensation is being amortized over the vesting period of one year.

(2) To record additional amortization of goodwill and other intangible assets related to the acquisitions of CeQuadrat and Wild File. Goodwill and other intangible assets related to the CeQuadrat and Wild File acquisitions of approximately $21.2 million and $21.8 million, respectively, were recorded and are being amortized on a straight-line basis over the weighted average useful lives of three years.

    Additional amortization of the goodwill and other intangible assets related to the CeQuadrat acquisition in the amount of $1.8 million is being recorded on a pro forma basis for the period from April 1, 1999 through June 30, 1999.

    Additional amortization of the goodwill and other intangible assets related to the Wild File acquisition in the amount of $6.8 million is being recorded on a pro forma basis for the period from April 1, 1999 through March 10, 2000.

(3) To eliminate the write-off of acquired in-process technology recorded by Roxio in connection with the acquisition of CeQuadrat in the amount of $3.0 million and Wild File in the amount of $377,000.

(4) To adjust the tax provision for the tax effect of the pro forma adjustments related to CeQuadrat and Wild File.

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Shareholders of CeQuadrat GmbH

    In our opinion, the accompanying consolidated balance sheets and the related consolidated statements of operations, of shareholders' equity and of cash flows present fairly, in all material respects, the financial position of CeQuadrat GmbH and its subsidiaries at December 31, 1998 and June 30, 1999 and the results of their operations and their cash flows for the year ended December 31, 1998 and for the six months ended June 30, 1999, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

Cologne, Germany
August 28, 2000

                                 CEQUADRAT GMBH

                          CONSOLIDATED BALANCE SHEETS

                                 (IN THOUSANDS)

                                                              DECEMBER 31,    JUNE 30,
                                                                  1998          1999
                                                              -------------   ---------
ASSETS

Current assets:
  Cash and cash equivalents.................................     $5,307        $4,810
  Accounts receivable, net of allowance for doubtful
    accounts of $108 and $177...............................      1,574         1,720
  Inventory.................................................         44            60
  Prepaid expenses..........................................          9            50
  Deferred tax asset........................................        469           710
  Other current assets......................................         44            36
                                                                 ------        ------
    Total current assets....................................      7,447         7,386

Property and equipment, net.................................         90            78
Other assets................................................         35            30
                                                                 ------        ------
                                                                 $7,572        $7,494
                                                                 ======        ======

LIABILITIES AND SHAREHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................     $  256        $   58
  Accrued liabilities.......................................      3,659         4,048
  Deferred revenue..........................................        741           999
                                                                 ------        ------
    Total current liabilities...............................      4,656         5,105
                                                                 ------        ------

Commitments and contingencies (Note 6)

Shareholders' equity:
  Paid-in capital...........................................         36            36
  Retained earnings.........................................      2,848         2,796
  Accumulated other comprehensive income....................         32          (443)
    Total shareholders' equity..............................      2,916         2,389
                                                                 ------        ------
                                                                 $7,572        $7,494
                                                                 ======        ======

  The accompanying notes are an integral part of these consolidated financial statements.

                                 CEQUADRAT GMBH

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                                                 FOR THE        FOR THE SIX MONTHS
                                                               YEAR ENDED         ENDED JUNE 30,
                                                              DECEMBER 31,    ----------------------
                                                                  1998           1998         1999
                                                              -------------   -----------   --------
                                                                              (UNAUDITED)
Net revenues................................................     $9,449          $5,399      $5,975
Cost of revenues............................................      1,175             513         747
                                                                 ------          ------      ------
Gross profit................................................      8,274           4,886       5,228

Operating expenses:
  Research and development..................................        437             221         307
  Sales and marketing.......................................      1,583             546         645
  General and administrative................................        967             453         661
                                                                 ------          ------      ------
    Total operating expenses................................      2,987           1,220       1,613
                                                                 ------          ------      ------
Income from operations......................................      5,287           3,666       3,615
Interest income.............................................         51               5          72
Other income (expense), net.................................       (211)             19         805
                                                                 ------          ------      ------
Income before provisions for income taxes...................      5,127           3,690       4,492
Provision for income taxes..................................      2,298           1,667       1,908
                                                                 ------          ------      ------
Net income..................................................     $2,829          $2,023      $2,584
                                                                 ======          ======      ======

  The accompanying notes are an integral part of these consolidated financial statements.

                                 CEQUADRAT GMBH

                CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                                           ACCUMULATED
                                                                              OTHER           TOTAL
                                                    PAID-IN    RETAINED   COMPREHENSIVE   SHAREHOLDERS'
                                                    CAPITAL    EARNINGS      INCOME          EQUITY
                                                    --------   --------   -------------   -------------
Balance at December 31, 1997......................    $ 36     $ 1,394        $(141)         $ 1,289
Dividends declared................................      --      (1,375)          --           (1,375)
Components of comprehensive income:
  Net income......................................      --       2,829           --            2,829
  Foreign currency translation adjustment.........      --          --          173              173
    Total comprehensive income....................                                             3,002
                                                      ----     -------        -----          -------
Balance at December 31, 1998......................      36       2,848           32            2,916
Dividends declared................................      --      (2,636)          --           (2,636)
Components of comprehensive income:
  Net income......................................      --       2,584           --            2,584
  Foreign currency translation adjustment.........      --          --         (475)            (475)
    Total comprehensive income....................                                             2,109
                                                      ----     -------        -----          -------
Balance at June 30, 1999..........................    $ 36     $ 2,796        $(443)         $ 2,389
                                                      ====     =======        =====          =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                 CEQUADRAT GMBH

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                              FOR THE YEAR      FOR THE SIX MONTHS
                                                                  ENDED           ENDED JUNE 30,
                                                              DECEMBER 31,    ----------------------
                                                                  1998           1998         1999
                                                              -------------   -----------   --------
                                                                              (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net income................................................      $ 2,829       $ 2,023     $ 2,584
  Adjustments to reconcile net income to net cash provided
    by operating activities:
    Allowance for doubtful accounts and returns.............           97            19          80
    Depreciation and amortization...........................           69            35          31
    Changes in current assets and liabilities:
      Accounts receivable...................................         (104)         (203)       (400)
      Inventory.............................................          (10)          (11)        (22)
      Prepaid expenses and other current assets.............         (574)         (213)       (332)
      Accounts payable......................................          122           (46)       (173)
      Accrued liabilities...................................        2,502         1,719       1,170
                                                                  -------       -------     -------
        Net cash provided by operating activities...........        4,931         3,323       2,938
                                                                  -------       -------     -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Purchase of property and equipment........................          (60)          (31)        (27)
  Loans to shareholders.....................................           --        (1,004)         --
                                                                  -------       -------     -------
        Net cash used in investing activities...............          (60)       (1,035)        (27)
                                                                  -------       -------     -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Dividends paid............................................       (1,375)           --      (2,636)
                                                                  -------       -------     -------
        Net cash used in financing activities...............       (1,375)           --      (2,636)
                                                                  -------       -------     -------
Effect of exchange rate changes on cash.....................          287            22        (772)
Net increase (decrease) in cash and cash equivalents........        3,783         2,310        (497)
Cash and cash equivalents at beginning of period............        1,524         1,524       5,307
                                                                  -------       -------     -------
Cash and cash equivalents at end of period..................      $ 5,307       $ 3,834     $ 4,810
                                                                  =======       =======     =======
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
  Cash paid during the period for interest..................      $     1       $     1     $    --
                                                                  =======       =======     =======
  Cash paid during the period for taxes.....................      $ 1,645       $   333     $ 1,370
                                                                  =======       =======     =======

  The accompanying notes are an integral part of these consolidated financial statements.

                                 CEQUADRAT GMBH

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

    CeQuadrat GmbH (the "Company") was incorporated in Aachen, Germany on April 3, 1991. The Company designs and develops software for the compact disc recordable ("CD-R") market and sells its products to software resellers and distributors, and licenses its products to original equipment manufacturers ("OEMs").

    In July 1999, the Company was acquired by Adaptec, Inc. for $24.0 million in cash. These financial statements have been prepared on the historical basis and do not reflect any adjustments resulting from Adaptec's application of purchase accounting.

CONSOLIDATION

    The consolidated financial statements include those of the Company and its wholly-owned subsidiary, CeQuadrat, Inc., a California corporation.
CeQuadrat, Inc. is principally involved in the sale and licensing of products developed by CeQuadrat GmbH. All intercompany accounts and transactions are eliminated upon consolidation.

FOREIGN CURRENCY TRANSLATION

    The Company uses the Deutsche Mark as its functional currency. Assets and liabilities are translated into U.S. dollars at the current exchange rate in effect at the balance sheet date and revenue and expenses are translated at the average exchange rates in effect during the reporting period. Foreign currency translation gains and losses are reported as a component of other comprehensive income.

USE OF ESTIMATES

    The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses. Actual results could differ from those estimates.

UNAUDITED INTERIM RESULTS

    The accompanying interim financial statements for the six months ended
June 30, 1998 are unaudited. In the opinion of management, these unaudited interim statements have been prepared on the same basis as the audited financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of results of this period. The financial data and other information disclosed in the notes to the financial statements for this period is unaudited.

CASH EQUIVALENTS

    Cash equivalents consist of highly liquid investment instruments with original maturities of 90 days or less. The carrying value of cash and cash equivalents approximates their estimated fair market value.

INVENTORY

    Inventory includes CD-ROMs, floppy discs and manuals and is stated at the lower of cost or market, cost being identified by the specific identification method.

                                 CEQUADRAT GMBH

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years. Depreciation expense for the year ended December 31, 1998 and the six months ended June 30, 1998 (unaudited) and 1999 are $69,000, $35,000 and $31,000, respectively.

FAIR VALUE OF FINANCIAL INSTRUMENTS

    For the Company's financial instruments, including accounts receivable and accounts payable, the carrying amounts approximate fair market value due to their short maturities.

CONCENTRATION OF CREDIT RISKS

    Financial instruments which potentially subject the Company to concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable. The Company places its cash primarily in checking, money market accounts and foreign currency accounts. With the exception of foreign currency accounts of highly rated financial institutions, the Company's investment policy limits the amount of credit exposure to any one issuer. The Company's accounts receivable are derived from revenue earned from customers located in Germany, Europe and the United States. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of all accounts receivable. The Company has historically not experienced significant losses from its accounts receivable.

    The following individual customers accounted for a significant portion of total revenue:

                                                  FOR THE YEAR      FOR THE SIX MONTHS
                                                      ENDED           ENDED JUNE 30,
                                                  DECEMBER 31,    ----------------------
                                                      1998           1998         1999
                                                  -------------   -----------   --------
                                                                  (UNAUDITED)
Company A.......................................       17%             12%         13%
Company B.......................................       16%             31%         --
Company C.......................................       13%              7%         10%
Company D.......................................       12%              8%          7%
Company E.......................................        7%             11%          4%

    The following individual customers accounted for a significant portion of gross accounts receivable:

                                                          DECEMBER 31,   JUNE 30,
                                                              1998         1999
                                                          ------------   --------
Company A...............................................       39%          22%
Company B...............................................       13%           6%

COMPREHENSIVE INCOME

    Statement of Financial Accounting Standards ("SFAS") No. 130, "Reporting Comprehensive Income," requires the disclosure of comprehensive income to reflect changes in equity that result from transactions and economic events from non-owner sources. Accumulated other comprehensive income for

                                 CEQUADRAT GMBH

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) the periods presented represents foreign currency translation items associated with the Company's German operations.

REVENUE RECOGNITION

    The Company's revenue recognition policy is in accordance with the American Institute of Certified Public Accountants Statement of Position No. 97-2, "Software Revenue Recognition." The Company sells its software products primarily through two channels: OEMs and distributors. For software product sales to OEMs, revenue is recognized based on reported product shipments from OEMs to end users provided that all fees are fixed or determinable, evidence of an arrangement exists and collectibility is probable.

    For software product sales to distributors, revenue is recognized upon product shipment to the distributors provided that all fees are fixed or determinable, evidence of an arrangement exists and collectibility is probable. The Company's distributor arrangements provide distributors with certain product rotation rights. Additionally, the Company permits its distributors to return products in certain circumstances, generally during periods of product transition. The Company establishes allowances for expected product returns in accordance with SFAS No. 48, "Revenue Recognition When Right of Return Exists." These allowances are recorded as a direct reduction of revenue and accounts receivable.

RESEARCH AND DEVELOPMENT COSTS

    Software development costs incurred prior to the establishment of technological feasibility are charged to research and development expense as incurred. Technological feasibility is established upon completion of a working model, which is typically demonstrated by initial beta shipment. Software development costs incurred subsequent to the time a product's technological feasibility has been established through the time the product is available for general release to customers are capitalized if material. To date, software development costs incurred subsequent to the establishment of technological feasibility have been immaterial and accordingly have not been capitalized.

ADVERTISING COSTS

    The Company expenses advertising costs as incurred. Advertising expense totaled $132,000 for the year ended December 31, 1998 and $102,000 (unaudited), and $79,000 for the six months ended June 30, 1998 and 1999, respectively.

INCOME TAXES

    The Company's tax provision has been prepared in accordance with SFAS
No. 109, "Accounting for Income Taxes." Deferred taxes result from differences between the financial and tax bases of the Company's assets and liabilities and are adjusted for changes in tax rates and tax laws when changes are enacted. Valuation allowances are recorded to reduce deferred tax assets when it is more likely than not that a tax benefit will not be realized by the Company.

RECENT ACCOUNTING PRONOUNCEMENTS

    In December 1999, the Securities and Exchange Commission issued SAB
No. 101, "Revenue Recognition in Financial Statements." SAB No. 101 provides guidance on applying generally accepted

                                 CEQUADRAT GMBH

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) accounting principles to revenue recognition in financial statements. The impact of SAB No. 101 was not material to the Company's operating results.

    In March 2000, the Financial Accounting Standards Board issued Interpretation No. 44 ("FIN No. 44") "Accounting for Certain Transactions Involving Stock Compensation--an interpretation of APB No. 25." FIN No. 44 clarifies the application of APB No. 25 for (a) the definition of employee for purposes of applying APB No. 25, (b) the criteria for determining whether a plan qualifies as a noncompensatory plan, (c) the accounting consequence of various modifications to the terms of a previously fixed stock option or award, and
(d) the accounting for an exchange of stock compensation awards in a business combination. FIN No. 44 is effective July 1, 2000, but certain conclusions cover specific events that occur after either December 15, 1998, or January 12, 2000. The impact of FIN No. 44 did not have a material effect on the financial position or results of operations of the Company.

NOTE 2--BALANCE SHEET DETAILS:

                                                          DECEMBER 31,   JUNE 30,
                                                              1998         1999
                                                          ------------   --------
                                                              (IN THOUSANDS)
PROPERTY AND EQUIPMENT:
  Furniture and fixtures................................     $   28       $   27
  Equipment.............................................        371          355
  Software..............................................         55           54
                                                             ------       ------
                                                                454          436

  Less: Accumulated depreciation........................        364          358
                                                             ------       ------
                                                             $   90       $   78
                                                             ======       ======
ACCRUED LIABILITIES:
  Accrued compensation costs............................     $1,119       $  527
  Accrued income taxes..................................      1,164        1,172
  Accrued taxes, other..................................        872        2,118
  Other accrued liabilities.............................        504          231
                                                             ------       ------
                                                             $3,659       $4,048
                                                             ======       ======

NOTE 3--RELATED PARTY TRANSACTIONS:

    In June 1998, the Company made a temporary advance of $1,004,000 to the sole shareholder. The advance was not interest bearing and the funds were repaid out of the distribution of dividends on August 1, 1998.

                                 CEQUADRAT GMBH

NOTE 4--INCOME TAXES:

    The components of income (loss) before income taxes are as follows:

                                               FOR THE YEAR      FOR THE SIX MONTHS
                                                   ENDED           ENDED JUNE 30,
                                               DECEMBER 31,    ----------------------
                                                   1998           1998         1999
                                               -------------   -----------   --------
                                                               (UNAUDITED)
United States................................     $ (167)         $  250      $  205
Germany......................................      5,294           3,440       4,287
                                                  ------          ------      ------
                                                  $5,127          $3,690      $4,492
                                                  ======          ======      ======

    The provision for income taxes consists of the following:

                                               FOR THE YEAR          SIX MONTHS
                                                   ENDED           ENDED JUNE 30,
                                               DECEMBER 31,    ----------------------
                                                   1998           1998         1999
                                               -------------   -----------   --------
                                                               (UNAUDITED)
Federal:
  Current....................................     $  133          $  151      $  119
  Deferred...................................       (189)            (75)        (52)
                                                  ------          ------      ------
                                                     (56)             76          67
Foreign:
  Current....................................      2,663           1,670       2,111
  Deferred...................................       (296)           (102)       (289)
                                                  ------          ------      ------
                                                   2,367           1,568       1,822
                                                  ------          ------      ------
State:
  Current....................................         34              38          33
  Deferred...................................        (47)            (15)        (14)
                                                  ------          ------      ------
                                                     (13)             23          19
                                                  ------          ------      ------
Total........................................     $2,298          $1,667      $1,908
                                                  ======          ======      ======

    Deferred tax assets and liabilities consist of the following:

                                                          DECEMBER 31,   JUNE 30,
                                                              1998         1999
                                                          ------------   --------
DEFERRED TAX ASSETS:
  Accruals and reserves.................................      $ 32         $ 46
  Deferred revenue......................................       441          667
                                                              ----         ----
                                                               473          713
                                                              ----         ----
DEFERRED TAX LIABILITIES:
  Depreciation..........................................         4            3
                                                              ----         ----
Net deferred tax assets.................................      $469         $710
                                                              ====         ====

                                 CEQUADRAT GMBH

NOTE 5--BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION:

SEGMENT INFORMATION

    The Company has organized and managed its operations in a single operating segment which designs, develops and markets application software.

GEOGRAPHIC INFORMATION

    The following table presents net revenues by country and is attributed to countries based on location of the customer:

                                               FOR THE YEAR      FOR THE SIX MONTHS
                                                   ENDED           ENDED JUNE 30,
                                               DECEMBER 31,    ----------------------
                                                   1998           1998         1999
                                               -------------   -----------   --------
                                                               (UNAUDITED)
                                                           (IN THOUSANDS)
Germany......................................     $4,106          $2,807      $3,053
United Kingdom...............................      2,422           1,638          77
Belgium......................................      1,555             188         544
United States................................        971             558       1,278
Other........................................        395             208       1,023
                                                  ------          ------      ------
                                                  $9,449          $5,399      $5,975
                                                  ======          ======      ======

    The following table presents net property and equipment by country based on the location of the assets:

                                                          DECEMBER 31,   JUNE 30,
                                                              1998         1999
                                                          ------------   --------
                                                              (IN THOUSANDS)
Germany.................................................       $69         $65
United States...........................................       $21         $13
                                                               ---         ---
                                                               $90         $78
                                                               ===         ===

NOTE 6--COMMITMENTS:

LEASES

    The Company leases office space and equipment under noncancelable operating leases with various expiration dates through 2005. Rent expense for the year ended December 31, 1998 and the six months ended June 30, 1998 and 1999 was $138,000, $67,000 (unaudited) and $87,000, respectively.

                                 CEQUADRAT GMBH

NOTE 6--COMMITMENTS: (CONTINUED)
    Future minimum lease payments under noncancelable operating leases, including lease commitments entered into subsequent to June 30, 1999, are as follows:

YEAR ENDED
DECEMBER 31,
------------
1999........................................................  $ 66,000
2000........................................................    92,000
2001........................................................    86,000
2002........................................................    87,000
2003........................................................    86,000
Thereafter..................................................   122,000
                                                              --------
Total minimum lease payments................................  $539,000
                                                              ========

                       REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of Wild File, Inc.

    In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity and of cash flows present fairly, in all material respects, the financial position of Wild File, Inc. at June 30, 1999 and March 10, 2000, and the results of its operations and its cash flows for the year ended June 30, 1999 and the period from July 1, 1999 to March 10, 2000, in conformity with accounting principles generally accepted in the United States. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

/s/ PRICEWATERHOUSECOOPERS LLP

San Jose, California
July 14, 2000

                                WILD FILE, INC.

                                 BALANCE SHEETS

                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                              JUNE 30,    MARCH 10,
                                                                1999        2000
                                                              ---------   ---------
                                      ASSETS
Current assets:
  Cash and cash equivalents.................................   $1,148      $ 5,126
  Short-term investments....................................       94          104
  Accounts receivable, net..................................      368        1,305
  Inventory.................................................       16           --
  Prepaid expenses and other current assets.................      108           50
  Income taxes receivable...................................      135           --
                                                               ------      -------
    Total current assets....................................    1,869        6,585

Property and equipment, net.................................      420          410
Due from officers...........................................       26           89
                                                               ------      -------
    Total assets............................................   $2,315      $ 7,084
                                                               ======      =======

         LIABILITIES, CONVERTIBLE PREFERRED STOCK AND STOCKHOLDERS' EQUITY

Current liabilities:
  Accounts payable..........................................   $  190      $    80
  Accrued liabilities.......................................       44          112
  Deferred revenue..........................................      445          325
                                                               ------      -------
    Total current liabilities...............................      679          517
                                                               ------      -------
Commitments and contingencies (Note 5)

Convertible Preferred Stock: $0.0001 par value; 3,076,923
  shares authorized; 0 and 1,700,000 shares issued and
  outstanding at June 30, 1999 and March 10, 2000...........       --        5,598
                                                               ------      -------

Stockholders' equity:
  Common Stock: $0.0001 par value; 10,000,000 and 20,000,000 shares authorized; 5,275,565 and 8,338,898 shares issued
    and outstanding at June 30, 1999 and March 10, 2000.....        1            1
  Additional paid-in capital................................    1,729        3,373
  Deferred stock-based compensation.........................       --       (1,303)
  Retained earnings (accumulated deficit)...................      (94)      (1,102)
                                                               ------      -------
    Total stockholders' equity..............................    1,636          969
                                                               ------      -------
      Total liabilities, convertible preferred stock and
        stockholders' equity................................   $2,315      $ 7,084
                                                               ======      =======

   The accompanying notes are an integral part of these financial statements.

                                WILD FILE, INC.

                            STATEMENTS OF OPERATIONS

                                 (IN THOUSANDS)

                                                                       FOR THE PERIOD   FOR THE PERIOD
                                                                        FROM JULY 1,     FROM JULY 1,
                                                          YEAR ENDED    1998 THROUGH     1999 THROUGH
                                                           JUNE 30,      MARCH 10,        MARCH 10,
                                                             1999           1999             2000
                                                          ----------   --------------   --------------
                                                                          (UNAUDITED)
Net revenues:
  Software..............................................   $   428         $   42          $ 1,916
  Service and other.....................................     1,631          1,375              843
                                                           -------         ------          -------
    Total net revenues..................................     2,059          1,417            2,759
                                                           -------         ------          -------
Cost of net revenues:
  Software..............................................       261            104              350
  Service and other.....................................       717            465              452
                                                           -------         ------          -------
    Total cost of net revenues..........................       978            569              802
                                                           -------         ------          -------
Gross profit............................................     1,081            848            1,957

Operating expenses:
  Research and development..............................       561            413              549
  Sales and marketing...................................       343            134              664
  General and administrative............................     1,526            846            1,917
                                                           -------         ------          -------
    Total operating expenses............................     2,430          1,393            3,130
                                                           -------         ------          -------
Loss from operations....................................    (1,349)          (545)          (1,173)
Interest and other income...............................        67             61              166
                                                           -------         ------          -------
Loss before income tax expense..........................    (1,282)          (484)          (1,007)
Income tax expense (benefit)............................      (135)          (135)               1
                                                           -------         ------          -------
Net loss................................................    (1,147)          (349)          (1,008)
Dividends on Convertible Preferred Stock................        --             --             (224)
                                                           -------         ------          -------
Net loss attributable to common stockholders............   $(1,147)        $ (349)         $(1,232)
                                                           =======         ======          =======

   The accompanying notes are an integral part of these financial statements.

                                WILD FILE, INC.

                       STATEMENTS OF STOCKHOLDERS' EQUITY

         YEAR ENDED JUNE 30, 1999 AND FOR THE PERIOD FROM JULY 1, 1999

                             THROUGH MARCH 10, 2000

                                 (IN THOUSANDS)

                                       COMMON STOCK       ADDITIONAL     DEFERRED                    TOTAL
                                    -------------------    PAID-IN     STOCK-BASED    RETAINED   SHAREHOLDERS'
                                     SHARES     AMOUNT     CAPITAL     COMPENSATION   EARNINGS      EQUITY
                                    --------   --------   ----------   ------------   --------   -------------
Balance at June 30, 1998..........      23       $ --       $  268       $    --      $ 1,054       $ 1,322
Stock dividend....................   4,657          1           --            --           (1)           --
Issuance of common stock..........     595         --        1,461            --           --         1,461
Net loss..........................      --         --           --            --       (1,147)       (1,147)
                                     -----       ----       ------       -------      -------       -------
Balances at June 30, 1999.........   5,275          1        1,729            --          (94)        1,636
Issuance of common stock..........      90         --          226            --           --           226
Exercises of stock options........   2,974         --          313            --           --           313
Dividends due on Convertible
  Preferred Stock.................      --         --         (224)           --           --          (224)
Deferred stock-based
  compensation....................      --         --        1,329        (1,329)          --            --
Amortization of deferred
  stock-based compensation........      --         --           --            26           --            26
Net loss..........................      --         --           --            --       (1,008)       (1,008)
                                     -----       ----       ------       -------      -------       -------
Balances at March 10, 2000........   8,339       $  1       $3,373       $(1,303)     $(1,102)      $   969
                                     =====       ====       ======       =======      =======       =======

   The accompanying notes are an integral part of these financial statements.

                                WILD FILE, INC.

                            STATEMENTS OF CASH FLOWS

                                 (IN THOUSANDS)

                                                                       FOR THE PERIOD   FOR THE PERIOD
                                                                        FROM JULY 1,     FROM JULY 1,
                                                          YEAR ENDED    1998 THROUGH     1999 THROUGH
                                                           JUNE 30,      MARCH 10,        MARCH 10,
                                                             1999           1999             2000
                                                          ----------   --------------   --------------
                                                                          (UNAUDITED)
CASH FLOWS FROM OPERATING ACTIVITIES:
  Net loss..............................................   $(1,147)        $(349)          $(1,008)
  Adjustments to reconcile net loss to net cash used in
    operating activities:
    Allowance for doubtful accounts and returns.........        40            --                --
    Depreciation and amortization.......................        66            44               286
    Amortization of deferred stock-based compensation...        --            --                26
    Changes in current assets and liabilities:
      Accounts receivable...............................      (310)         (603)             (937)
      Inventory.........................................       (16)          (16)               16
      Prepaid expenses and other current assets.........         6            15                57
      Income taxes receivable...........................      (135)         (135)              136
      Accounts payable..................................       165            70              (110)
      Accrued liabilities...............................        21           (20)               68
      Deferred revenue..................................       334           491              (120)
                                                           -------         -----           -------
        Net cash used in operating activities...........      (976)         (503)           (1,586)
                                                           -------         -----           -------
CASH FLOWS FROM INVESTING ACTIVITIES:
  Sales/(purchases) of short-term investments...........       393           393               (10)
  Purchase of property and equipment....................      (194)         (127)             (276)
  Repayment of amounts due from officers................        16            --                 2
                                                           -------         -----           -------
        Net cash provided by (used in) investing
          activities....................................       215           266              (284)
                                                           -------         -----           -------
CASH FLOWS FROM FINANCING ACTIVITIES:
  Proceeds from issuance of Series A Convertible
    Preferred Stock, net of issuance costs..............        --            --             5,374
  Proceeds from issuance of common stock................     1,461            --               474
                                                           -------         -----           -------
Net cash provided by financing activities...............     1,461            --             5,848
                                                           -------         -----           -------
Net increase (decrease) in cash and cash equivalents....       700          (237)            3,978
Cash and cash equivalents at beginning of year..........       448           448             1,148
                                                           -------         -----           -------
Cash and cash equivalents at end of year................   $ 1,148         $ 211           $ 5,126
                                                           =======         =====           =======
SUPPLEMENTAL NONCASH INVESTING AND FINANCING ACTIVITY:
  Stock options exercised in exchange for note
    receivable from company officer.....................   $    --         $  --           $    65

   The accompanying notes are an integral part of these financial statements

                                WILD FILE, INC.

                         NOTES TO FINANCIAL STATEMENTS

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

THE COMPANY

    Wild File, Inc. ("Wild File" or the "Company"), was incorporated in Delaware on April 19, 1994 and reincorporated in Delaware on October 14, 1999. The Company originally provided contract development and engineering consulting services, but within the last three years has transitioned to software design and development. In 1998, Wild File introduced GoBack, its system recovery software which enables PC users to more quickly recover data and software applications in the event of a system crash, virus attack or human error. Wild File distributes GoBack through original equipment manufacturers ("OEMs"), integrators, distributors and retailers.

USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

UNAUDITED INTERIM RESULTS

    The accompanying interim financial statements for the period from July 1, 1998 through March 10, 1999 are unaudited. In the opinion of management, these unaudited interim statements have been prepared on the same basis as the audited financial statements, and include all adjustments, consisting only of normal recurring adjustments, necessary for the fair statement of results of the period. The financial data and other information disclosed in the notes to the financial statements for this period are unaudited.

REVENUE RECOGNITION

    The Company's revenue recognition policy is in accordance with the American Institute of Certified Public Accountants ("AICPA") Statement of Position
No. 97-2, "Software Revenue Recognition," which provides for recognition of revenue when delivery has occurred, all fees are fixed and determinable, evidence of an arrangement exists and collectibility is probable. The Company's sales to distributors are made under agreements allowing for returns or credits under certain circumstances. As such, the Company defers recognition of revenue on sales to distributors until products are resold by the distributor to the retailer.

    The Company provides sales returns reserves for estimated returns from end users. Estimated costs of telephone technical support are recognized at the time of product shipment.

    The Company recognizes revenue under a fixed fee contract with an OEM ratably over the term of the agreement due to continuing contractual obligations through the term of the license.

    The Company also derives revenue from software development and consulting services provided to end users. Revenue from fixed price engagements is recognized using the percentage of completion method (based on a ratio of costs incurred to the total estimated project costs). Revenue from time and materials engagements is recognized as services are rendered. Payments received in advance of services rendered are recorded as deferred revenue. The Company reports revenue net of reimbursable expenses which are billed to and collected from clients.

                                WILD FILE, INC.

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) Provisions for estimated losses on uncompleted contracts are made on a contract by contract basis and are recognized in the period in which such losses become probable and can be reasonably estimated. To date, no such losses have arisen.

    Client billings are generated upon achievement of milestones defined in the engagement contracts. Unbilled accounts receivable relating to revenue recognized but not billed due to the timing of the achievement of milestones was $0 and $417,000 at June 30, 1999 and March 10, 2000, respectively, and are included in accounts receivable on the balance sheet.

CASH AND CASH EQUIVALENTS

    The Company considers all highly liquid investments purchased with an original maturity of three months or less to be cash equivalents. At June 30, 1999 and March 10, 2000, $1.1 million and $5.1 million, respectively, of money market funds, are included in cash and cash equivalents. The Company deposits cash and cash equivalents with high credit quality financial institutions. The fair value of the cash equivalents approximates cost.

SHORT-TERM INVESTMENTS

    The Company classifies all short-term investments as available-for-sale in accordance with Statement of Financial Accounting Standards ("SFAS") No. 115, "Accounting for Certain Investments in Debt and Equity Securities." The Company places its short-term investments primarily in marketable securities. At
June 30, 1999 and March 10, 2000, the estimated fair value of the investments approximated their cost, and the amount of gross unrealized gains and losses were not significant.

CONCENTRATION OF CREDIT RISK

    Financial instruments that potentially subject the Company to concentrations of credit risk consist of cash, cash equivalents, short-term investments and accounts receivable. The Company's accounts receivable are derived from revenue earned from customers located in the U.S. The Company maintains an allowance for doubtful accounts receivable based upon the expected collectibility of accounts receivable.

    The following table summarizes the revenues from customers in excess of 10% of the total revenues:

                                                               FOR THE PERIOD   FOR THE PERIOD
                                                                FROM JULY 1,     FROM JULY 1,
                                                  YEAR ENDED    1998 THROUGH     1999 THROUGH
                                                   JUNE 30,      MARCH 10,        MARCH 10,
                                                     1999           1999             2000
                                                  ----------   --------------   --------------
                                                                (UNAUDITED)
Company A.......................................      61%            84%              31%
Company B.......................................      --             --               26%
Company C.......................................      --             --               16%

    Company A, B and C had no accounts receivable at June 30, 1999 and accounted for 30%, 6% and 20%, respectively, of total accounts receivable at March 10, 2000.

                                WILD FILE, INC.

NOTE 1--THE COMPANY AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES: (CONTINUED) INVENTORY

    Inventory includes finished goods and is stated at the lower of cost or market, cost being determined using the first-in, first-out ("FIFO") method.

PROPERTY AND EQUIPMENT

    Property and equipment are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, generally three to five years, or the shorter of the lease term or the estimated useful lives of the respective assets.

    The Company evaluates the recoverability of its long-lived assets in accordance with Statement of Financial Accounting Standards No. 121, "Accounting for the Impairment of Long-Lived Assets and for Long-Lived assets to be disposed of" ("SFAS No. 121). SFAS No. 121 requires recognition of impairment of long-lived assets in the event the net book value of such assets exceeds the future undiscounted cash flows attributable to such assets. In that event, a loss is recognized based on the amount by which the carrying value exceeds the fair value of the long-lived asset. Fair value is determined primarily using the anticipated cash flows discounted at a rate commensurate with the risk involved. Losses on long-lived assets to be disposed of are determined in a similar manner, except that fair values are reduced for the cost of disposal. No losses from impairment have been recognized in the financial statements.

STOCK-BASED COMPENSATION

    The Company accounts for stock-based employee compensation arrangements in accordance with provisions of Accounting Principles Board Opinion ("APB")
No. 25, "Accounting for Stock Issued to Employees," and complies with the disclosure provisions of SFAS No. 123, "Accounting for Stock-Based Compensation." Under APB No. 25, compensation expense is recognized based on the difference, if any, on the date of grant between the fair value of the Company's stock and the amount an employee must pay to acquire the stock.

    The Company accounts for equity instruments issued to non-employees in accordance with the provisions of SFAS No. 123 and Emerging Issues Task Force ("EITF") Issue No. 96-18, "Accounting for Equity Instruments That Are Issued to Other Than Employees for Acquiring, or In Conjunction with Selling, Goods or Services," which require that such equity instruments are recorded at their fair value on the measurement date, which is typically the date of grant.

ADVERTISING

    The cost of advertising is expensed as incurred. The Company incurred approximately $205,000 in advertising costs for the year ended June 30, 1999. For the periods from July 1, 1998 through March 10, 1999 and July 1, 1999 through March 10, 2000, advertising expense was $68,000 (unaudited) and $410,000, respectively.

                                WILD FILE, INC.

NOTE 2--BALANCE SHEET COMPONENTS:

                                                              JUNE 30,   MARCH 10,
(IN THOUSANDS)                                                  1999       2000
--------------                                                --------   ---------
ACCOUNTS RECEIVABLE:
  Accounts receivable.......................................   $ 408      $1,320
                                                               -----      ------
  Less: Allowance for doubtful accounts.....................      --           1
       Reserve for sales returns............................      40          14
                                                               -----      ------
                                                               $ 368      $1,305
                                                               =====      ======
PROPERTY AND EQUIPMENT:
  Computer equipment........................................   $ 611      $  858
  Manufacturing equipment...................................      12          14
  Furniture and fixtures....................................      33          63
  Leasehold improvements....................................      35          32
                                                               -----      ------
                                                                 691         967
  Less: Accumulated depreciation and amortization...........     271         557
                                                               -----      ------
                                                               $ 420      $  410
                                                               =====      ======
ACCRUED LIABILITIES:
  Payroll and related expenses..............................   $  15      $   41
  Technical support.........................................      27          49
  Income taxes payable......................................      --           1
  Other.....................................................       2          21
                                                               -----      ------
                                                               $  44      $  112
                                                               =====      ======

NOTE 3--RELATED PARTY TRANSACTIONS:

    The balance due to the Company from its officers at June 30, 1999 of $26,000 arose on a mortgage loan to a principal stockholder and company officer, and was to be repaid over 9.75 years at an interest rate of 7.125%. The loan was repaid in full on March 31, 2000.

    During March 2000, the Company entered into a non-recourse promissory note with one of its officers. The balance due to the Company of $65,000 arose on the exercise of stock options and is to be repaid over one year at a 6.45% interest rate. The note is prepayable at any time and becomes repayable in full immediately should the officer leave the employment of the Company. The accrued interest is a non-recourse obligation.

    At the exercise date, the original fixed options converted into variable options resulting in deferred stock-based compensation of approximately
$1.3 million. Amortization of this deferred stock-based compensation amounting to $26,000 was recognised in the period from July 1, 1999 through March 10, 2000, and has been included in general and administrative expenses. The note was repaid in full on March 13, 2000.

                                WILD FILE, INC.

NOTE 4--INCOME TAXES:

    The provision for income taxes consists of the following (in thousands):

                                                                       FOR THE PERIOD   FOR THE PERIOD
                                                                        FROM JULY 1,     FROM JULY 1,
                                                          YEAR ENDED    1998 THROUGH     1999 THROUGH
                                                           JUNE 30,      MARCH 10,        MARCH 10,
                                                             1999           1999             2000
                                                          ----------   --------------   --------------
                                                                        (UNAUDITED)
CURRENT:
  Federal...............................................    $(136)         $(136)         $      --
  State and local.......................................        1              1                  1
                                                            -----          -----          ---------
                                                             (135)          (135)                 1
                                                            -----          -----          ---------
DEFERRED:
  Federal...............................................       --             --                 --
  Other.................................................       --             --                 --
                                                            -----          -----          ---------
                                                            $(135)         $(135)         $       1
                                                            =====          =====          =========

    Deferred tax assets and liabilities consist of the following (in thousands):

                                                              JUNE 30,   MARCH 10,
                                                                1999       2000
                                                              --------   ---------
DEFERRED TAX ASSETS:
  Net operating loss carryforwards..........................   $ 237       $ 458
  Deferred revenue..........................................     134         130
  Depreciation..............................................      --          47
  Accruals and reserves.....................................      16           6
                                                               -----       -----
                                                                 387         641
                                                               -----       -----
DEFERRED TAX LIABILITIES:
  Depreciation..............................................   $ (32)      $  --
                                                               -----       -----
  Net deferred tax assets...................................     355         641
  Less: Valuation allowance.................................     355         641
                                                               -----       -----
                                                               $  --       $  --
                                                               =====       =====

    Management believes that it is more likely than not that the deferred tax assets will not be utilized, such that a full valuation allowance has been recorded.

    The difference between the statutory and effective tax rates is due to state taxes net of federal benefit and an increase in the valuation allowance.

    At March 10, 2000, the Company had approximately $1.1 million of federal and $1.5 million of state net operating loss carryforwards available to offset future taxable income which expire in varying amounts through 2019. Under the Tax Reform Act of 1986, the amounts of and benefits from net operating loss carryforwards may be impaired or limited in certain circumstances. Events which cause limitations in the amount of net operating losses that the Company may utilize in any one year include, but are not limited to, a cumulative ownership change of more than 50%, as defined, over a three year period. The acquisition

                                WILD FILE, INC.

NOTE 4--INCOME TAXES: (CONTINUED)
of the Company in March 2000 (see Note 8) resulted in no limitation of the Company's net operating losses.

NOTE 5--COMMITMENTS:

LEASES

    The Company leases office space and equipment under noncancelable operating leases with various expiration dates through May 2001. Rent expense for the year ended June 30, 1999 was $73,000. For the periods from July 1, 1998 through
March 10, 1999 and July 1, 1999 through March 10, 2000, rent expense was $51,000 (unaudited) and $45,000, respectively. The terms of the facility lease provide for rental payments on a graduated scale. The Company recognizes rent expense on a straight-line basis over the lease period, and has accrued for rent expense incurred but not paid.

    Future minimum lease payments under noncancelable operating leases as of March 10, 2000, are as follows (in thousands):

PERIOD ENDED                                                  OPERATING
MARCH 10,                                                      LEASES
------------                                                  ---------
2001........................................................     $69
2002........................................................      17
                                                                 ---
                                                                 $86
                                                                 ===

NOTE 6--CONVERTIBLE PREFERRED STOCK:

    Convertible Preferred Stock at March 10, 2000 consists of the following (in thousands):

                                                                              PROCEEDS
                                              SHARES                           NET OF
                                     ------------------------   LIQUIDATION   ISSUANCE
SERIES                               AUTHORIZED   OUTSTANDING     AMOUNT       COSTS
------                               ----------   -----------   -----------   --------
A..................................     3,077        1,700         $5,525      $5,374

    The holders of Convertible Preferred Stock have various rights and preferences as follows:

VOTING

    Each share of Series A Convertible Preferred Stock has voting rights equal to an equivalent number of shares of Common Stock into which it is convertible and votes together as one class with the Common Stock.

    As long as any shares of Convertible Preferred Stock remain outstanding, the Company must obtain approval from at least two-thirds of the holders of Convertible Preferred Stock in order to amend the Articles of Incorporation as related to Convertible Preferred Stock, change the authorized number of shares of Convertible Preferred Stock, repurchase any shares of Common Stock other than shares subject to the right of repurchase by the Company, change the authorized number of directors, authorize a dividend for any class or series other than Convertible Preferred Stock, create a new class of stock or effect

                                WILD FILE, INC.

NOTE 6--CONVERTIBLE PREFERRED STOCK: (CONTINUED) a merger, consolidation or sale of assets where the existing shareholders retain less than 50% of the voting stock of the surviving entity.

DIVIDENDS

    Holders of Series A Convertible Preferred Stock are entitled to receive compounded cumulative dividends on outstanding shares of Series A Preferred Stock at the per annum rate of $0.325 per share. Dividends shall accrue on a daily basis and compound on an annual basis from the date of issuance of the Series A Preferred Stock. All dividends shall accumulate until payment or cancellation thereof whether or not such dividends shall have been declared and whether or not there shall be (at the time such dividends are calculated or become payable or at any other time) profits, surplus or other funds or assets of the Company legally available for the payment of dividends. So long as any Series A Preferred Stock shall remain outstanding, (i) no Common Stock shall be acquired or redeemed by the Company, without the affirmative vote or consent of the holders of at least a two-thirds majority of the outstanding Series A Convertible Preferred Stock; and (ii) no dividend or distribution on any common stock shall be declared, paid or made by the Company. No dividends on Convertible Preferred Stock or Common Stock have been declared by the Board from inception through March 10, 2000. For the period October 14, 1999 through
March 10, 2000 cumulative dividends of $224,000 were recorded on the outstanding Series A Preferred Stock shares. These dividends remain unpaid at March 10, 2000.

LIQUIDATION

    In the event of any liquidation, dissolution or winding up of the Company either voluntarily or involuntarily, the holders of Series A Convertible Preferred Stock are entitled to receive an amount of $3.25 per share, plus any accrued but unpaid dividends prior to and in preference to any distribution to the holders of Common Stock. Certain events will constitute a deemed liquidation. These events include (i) fundamental changes, defined as a reorganization, consolidation or merger in which the Company is a party, or a sale or other transfer of all or substantially all of the assets of the Company, and (ii) change in control, defined as any sale, transfer, issuance or redemption of securities which results in any other person or entity owning capital stock of the Company possessing the voting power under ordinary circumstances to elect at least 50% of the Company's Board of Directors. Should the Company's legally available assets be insufficient to satisfy the liquidation preferences, the funds will be distributed ratably according to the Series A Convertible Preferred Stock preferences.

CONVERSION

    Each share of Series A Convertible Preferred Stock is convertible, at the option of the holder, according to a conversion ratio as defined in the Company's Amended and Restated Articles of Incorporation, subject to adjustment for dilution. The shares of Series A Convertible Preferred Stock automatically convert into shares of Common Stock upon the closing of a public offering of Common Stock at a per share price of at least $11.375 per share with gross proceeds of at least $20 million.

REDEMPTION

    At any time after October 14, 2004, any outstanding shares of Series A Convertible Preferred Stock are eligible to be redeemed in full upon written notice by any individual holder in three equal annual

                                WILD FILE, INC.

NOTE 6--CONVERTIBLE PREFERRED STOCK: (CONTINUED) installments. In the event of a redemption, each holder participating in the redemption would be entitled to receive $3.25 per share, plus any accrued but unpaid dividends on such shares.

    At March 10, 2000, the Company had reserved 1,700,000 shares of Common Stock for the conversion of Series A Convertible Preferred Stock.

NOTE 7--STOCK OPTION PLANS:

    At March 10, 2000, the Company had reserved 3,207,733 shares of common stock for sale to employees and directors under the 1994, 1995, 1997 and 1999 Incentive Stock Option Plans. The Plans provide for the granting of stock options to employees of the Company. Options granted under the 1995, 1997 and 1999 Plans are incentive stock options ("ISOs") and may be granted only to Company employees (including officers and directors who are also employees). Options granted under the 1994 Plan are non-qualified stock options ("NSOs") which may be granted to Company employees and consultants.

    Options under the Plans may be granted for periods of up to ten years and
(i) the exercise price of an ISO and NSO shall not be less than 100% of the estimated fair value of the shares on the date of grant as determined by the Board of Directors, and (ii) the exercise price of an ISO and NSO granted to a 10% shareholder shall not be less than 110% of the estimated fair value of the shares on the date of grant.

    Stock option agreements under the 1994, 1995, 1997 and 1999 plans formerly provided that the Company had right of first refusal to repurchase any shares of common stock purchased by an optionee upon exercise of a stock option. On February 23, 2000, the Company's Board of Directors waived this right of first refusal with respect to all shares of stock currently outstanding that were acquired upon exercise of options and with respect to all shares of stock that are purchased in the future upon exercise of outstanding options. Accordingly, none of the shares of common stock that have been acquired or that are acquired in the future upon exercise of the Company's stock options will be so restricted. To date, options granted generally vest over five years.

    Activity under the stock option plans is as follows:

                                                                              OPTIONS OUTSTANDING
                                                                              --------------------
                                                                                          WEIGHTED
                                                                 SHARES                   AVERAGE
                                                              AVAILABLE FOR   NUMBER OF   EXERCISE
                                                                  GRANT        SHARES      PRICE
                                                              -------------   ---------   --------
                                                                   (IN THOUSANDS)
Balance at June 30, 1998....................................      1,886         3,114      $0.10
  Additional authorization..................................      1,500            --         --
  Options granted...........................................       (105)          105       1.30
                                                                  -----        ------
Balance at June 30, 1999....................................      3,281         3,219       0.14
  Options granted...........................................        (83)           83       3.25
  Options exercised.........................................         --        (2,974)      0.11
  Options cancelled.........................................         10           (10)      2.08
                                                                  -----        ------
Balance at March 10, 2000...................................      3,208           318      $1.21
                                                                  =====        ======

                                WILD FILE, INC.

NOTE 7--STOCK OPTION PLANS: (CONTINUED)
    The following table summarizes information about stock options outstanding at March 10, 2000.

                                                  OPTIONS OUTSTANDING AT           OPTIONS EXERCISABLE AT
                                                      MARCH 10, 2000                   MARCH 10, 2000
             (IN THOUSANDS)                -------------------------------------   -----------------------
                                                           WEIGHTED
                                                           AVERAGE      WEIGHTED                 WEIGHTED
                                                          REMAINING     AVERAGE                   AVERAGE
                                             NUMBER      CONTRACTUAL    EXERCISE     NUMBER      EXERCISE
RANGE OF EXERCISE PRICE                    OUTSTANDING   LIFE (YEARS)    PRICE     OUTSTANDING     PRICE
-----------------------                    -----------   ------------   --------   -----------   ---------
$0.0001..................................      141            4.47      $0.0001        141        $0.0001
1.30.....................................      101            9.05         1.30         --             --
2.46.....................................       66            9.72         2.46         --             --
9.00.....................................       10            9.80         9.00         --             --
                                               ---                                     ---
                                               318                                     141
                                               ===                                     ===

FAIR VALUE DISCLOSURES

    The Company has adopted the disclosure only provisions of SFAS No. 123. Had compensation cost been determined for options issued based on the fair value of the options at the grant date for options granted in 1999 consistent with the provisions of SFAS No. 123, the Company's net loss would have increased to $1.2 million for the year ended June 1999 on a pro forma basis. The Company's net loss would have increased to $1.0 million for the period from July 1, 1999 through March 10, 2000.

    The Company calculated the fair value of each option on the date of grant using the Black-Scholes pricing model with the following assumptions: annual dividend yield of 0%, risk-free annual interest rate of 5.75% and a weighted average expected option term of five years.

NOTE 8--SUBSEQUENT EVENTS:

    In March 2000, the Company was acquired by Adaptec, Inc. ("Adaptec") for consideration of $13.2 million in cash, 392,000 shares of Adaptec's common stock valued at $17.1 million and assumed stock options valued at $0.8 million.

                                  [ROXIO LOGO]

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

    The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable in connection with the sale and distribution of the securities being registered. All amounts are estimated except the Securities and Exchange Commission registration fee and the NASD registration fee.

ITEM                                                            AMOUNT
----                                                          -----------
Securities and Exchange Commission registration fee.........  $    15,180
NASD registration fee.......................................        6,250
Nasdaq Stock Market original and continued listing fees.....       *
Blue Sky qualification fees and expenses....................       10,000
Legal fees and expenses.....................................       *
Accounting fees and expenses................................       *
Transfer agent and registrar fees...........................       *
Printing and engraving expenses.............................       *
Miscellaneous expenses......................................       *
                                                              -----------
  Total.....................................................       *
                                                              ===========

------------------------

*   To be provided by amendment.

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

    DELAWARE LAW

    Roxio is incorporated under the laws of the State of Delaware. Section 145 ("Section 145") of the General Corporation Law of the State of Delaware, as the same exists or may hereafter be amended (the "General Corporation Law"), inter alia, provides that a Delaware corporation may indemnify any persons who were, are or are threatened to be made, parties to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of such corporation), by reason of the fact that such person is or was an officer, director, employee or agent of such corporation, or is or was serving at the request of such corporation as a director, officer, employee or agent of another corporation or enterprise. The indemnity may include expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by such person in connection with such action, suit or proceeding, provided such person acted in good faith and in a manner he reasonably believed to be in or not opposed to the corporation's best interests and, with respect to any criminal action or proceeding, had no reasonable cause to believe that his conduct was illegal.

    Section 145 further authorizes a corporation to purchase and maintain insurance on behalf of any person who is or was a director, officer, employee or agent of the corporation, or is or was serving at the request of the corporation as a director, officer, employee or agent of another corporation or enterprise, against any liability asserted against him and incurred by him in any such capacity, arising out of his status as such, whether or not the corporation would otherwise have the power to indemnify him under Section 145.

    CERTIFICATE OF INCORPORATION

    Roxio's Certificate of Incorporation and Bylaws provide for the indemnification of officers and directors to the fullest extent permitted by the General Corporation Law.

    All of Roxio's directors and officers will be covered by insurance policies maintained by Roxio against certain liabilities for actions taken in their capacities as such, including liabilities under the Securities Act of 1933, as amended.

    In addition, Roxio has entered into indemnity agreements with its directors and executive officers (a form of which is filed as Exhibit 10.6 to this Registration Statement) that obligate Roxio to indemnify such directors and executive officers to the fullest extent permitted by the General Corporation Law.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

    In connection with its incorporation and organization, on August 9, 2000, Roxio issued 1,000 shares of common stock to Adaptec for an aggregate of $1.00. Roxio believes that this issuance was exempt from registration under
Section 4(2) of the Securities Act as a transaction not involving any public offering.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

    (a) Exhibits

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------                           -----------
         1.1*           Form of Underwriting Agreement.
         2.1            Master Separation and Distribution Agreement dated September
                          21, 2000 between Adaptec and the Registrant.
         2.2            Form of General Assignment and Assumption Agreement between
                          Adaptec and the Registrant.
         2.3            Form of Indemnification and Insurance Matters Agreement
                          between Adaptec and the Registrant.
         2.4            Form of Master Patent Ownership and License Agreement
                          between Adaptec and the Registrant.
         2.5            Form of Master Technology Ownership and License Agreement
                          between Adaptec and the Registrant.
         2.6            Form of Master Confidential Disclosure Agreement between
                          Adaptec and the Registrant.
         2.7            Form of Master Transitional Services Agreement between
                          Adaptec and the Registrant.
         2.8            Form of Employee Matters Agreement between Adaptec and the
                          Registrant.
         2.9            Form of Tax Sharing Agreement between Adaptec and the
                          Registrant.
         2.10           Form of Real Estate Matters Agreement between Adaptec and
                          the Registrant.
         2.11           Form of Manufacturing Agreement between Adaptec and the
                          Registrant.
         2.12           Form of International Transfer of Assets Agreement between
                          Adaptec Mfg(S) Pte Ltd. and Roxio CI Ltd.
         3.1*           Amended and Restated Certificate of Incorporation of the
                          Registrant.
         3.2            Bylaws of the Registrant.
         4.1*           Form of Common Stock certificate of the Registrant.
         4.2            Form of Promissory Note to be issued to Adaptec.
         5.1*           Opinion of Wilson Sonsini Goodrich & Rosati.
        10.1*           2000 Employee Stock Purchase Plan.
        10.2*           2000 Stock Plan.
        10.3*           Form of 2000 Stock Plan Agreements.
        10.4*           2000 Director Option Plan.
        10.5*           Form of 2000 Director Option Plan Agreements.

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------                           -----------
        10.6*           Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
        10.7*           Lease Agreement between Adaptec and the Registrant.
        10.8            Employment agreement between Wm. Christopher Gorog and the
                          Registrant.
        10.9            Employment agreement between Thomas J. Shea and the
                          Registrant.
        21.1*           Subsidiaries of the Registrant.
        23.1            Consent of PricewaterhouseCoopers LLP.
        23.2            Consent of PricewaterhouseCoopers LLP.
        23.3*           Consent of Wilson Sonsini Goodrich & Rosati (included in
                          Exhibit 5.1).
        24.1            Power of Attorney (contained on page II-4).
        27.1            Financial Data Schedule.

------------------------

*   To be filed by amendment.

    (b) Financial Statement Schedules.

    Schedules have been omitted because the information required to be set forth therein is not applicable or is shown in the financial statements or notes thereto.

ITEM 17. UNDERTAKINGS

    The Registrant hereby undertakes to provide the Underwriters at the closing specified in the Underwriting Agreement certificates in such denominations and registered in such names as required by the Underwriters to permit prompt delivery to each purchaser.

    Insofar as the indemnification for liabilities arising under the Securities Act of 1933 may be permitted as to directors, officers and controlling persons of the Registrant pursuant to the provisions described in Item 14, or otherwise, the Registrant has been advised that in the opinion of the SEC, such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payments by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

    The undersigned Registrant hereby undertakes that:

        (1) for purposes of determining any liability under the Securities Act the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective; and

        (2) for the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and this offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Milpitas, State of California, on September 26, 2000.

                                                       ROXIO, INC.

                                                       By:  /s/ WM. CHRISTOPHER GOROG
                                                            -----------------------------------------
                                                            Name: Wm. Christopher Gorog
                                                            Title: CHIEF EXECUTIVE OFFICER

                               POWER OF ATTORNEY

    KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Wm. Christopher Gorog and Robert N. Stephens, and each of them acting individually, as his true and lawful attorneys-in-fact and agents, each with the power of substitution, for him in any and all capacities, to sign any and all amendments to this Registration Statement (including post-effective amendments or any abbreviated registration statement and any amendments thereto filed pursuant to Rule 462(b) increasing the number of securities for which registration is sought), and to file the same, with exhibits thereto and other documents in connection therewith, with the Securities and Exchange Commission, granting unto said attorneys-in-fact and agents, with full power of each to act alone, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully for all intents and purposes as he might or could do in person, hereby ratifying and confirming all that such attorneys-in-fact and agents, or his or their substitute or substitutes, may lawfully do or cause to be done by virtue hereof. This Power of Attorney may be signed in several counterparts.

    Pursuant to the requirements of the Securities Act of 1933, this registration statement has been signed by the following persons in the capacities and on the dates indicated.

                      SIGNATURE                                   TITLE                    DATE
                      ---------                                   -----                    ----
/s/ WM. CHRISTOPHER GOROG                              Chief Executive Officer,     September 26, 2000
-------------------------------------------              President and Director
Wm. Christopher Gorog                                    (principal executive
                                                         officer)

/s/ R. ELLIOT CARPENTER                                Vice President and           September 26, 2000
-------------------------------------------              Corporate Controller
R. Elliot Carpenter                                      (principal financial and
                                                         accounting officer)

/s/ ROBERT N. STEPHENS                                 Director                     September 26, 2000
-------------------------------------------
Robert N. Stephens

                               INDEX OF EXHIBITS

       EXHIBIT
       NUMBER                                   DESCRIPTION
---------------------                           -----------
         1.1*           Form of Underwriting Agreement.
         2.1            Master Separation and Distribution Agreement dated September
                          21, 2000 between Adaptec and the Registrant.
         2.2            Form of General Assignment and Assumption Agreement between
                          Adaptec and the Registrant.
         2.3            Form of Indemnification and Insurance Matters Agreement
                          between Adaptec and the Registrant.
         2.4            Form of Master Patent Ownership and License Agreement
                          between Adaptec and the Registrant.
         2.5            Form of Master Technology Ownership and License Agreement
                          between Adaptec and the Registrant.
         2.6            Form of Master Confidential Disclosure Agreement between
                          Adaptec and the Registrant.
         2.7            Form of Master Transitional Services Agreement between
                          Adaptec and the Registrant.
         2.8            Form of Employee Matters Agreement between Adaptec and the
                          Registrant.
         2.9            Form of Tax Sharing Agreement between Adaptec and the
                          Registrant.
         2.10           Form of Real Estate Matters Agreement between Adaptec and
                          the Registrant.
         2.11           Form of Manufacturing Agreement between Adaptec and the
                          Registrant.
         2.12           Form of International Transfer of Assets Agreement between
                          Adaptec Mfg(S) Pte Ltd. and Roxio CI Ltd.
         3.1*           Amended and Restated Certificate of Incorporation of the
                          Registrant.
         3.2            Bylaws of the Registrant.
         4.1*           Form of Common Stock certificate of the Registrant.
         4.2            Form of Promissory Note to be issued to Adaptec.
         5.1*           Opinion of Wilson Sonsini Goodrich & Rosati.
        10.1*           2000 Employee Stock Purchase Plan.
        10.2*           2000 Stock Plan.
        10.3*           Form of 2000 Stock Plan Agreements.
        10.4*           2000 Director Option Plan.
        10.5*           Form of 2000 Director Option Plan Agreements.
        10.6*           Form of Indemnification Agreement between the Registrant and each of its directors and executive officers.
        10.7*           Lease Agreement between Adaptec and the Registrant.
        10.8            Employment agreement between Wm. Christopher Gorog and the
                          Registrant.
        10.9            Employment agreement between Thomas J. Shea and the
                          Registrant.
        21.1*           Subsidiaries of the Registrant.
        23.1            Consent of PricewaterhouseCoopers LLP.
        23.2            Consent of PricewaterhouseCoopers LLP.
        23.3*           Consent of Wilson Sonsini Goodrich & Rosati (included in
                          Exhibit 5.1).
        24.1            Power of Attorney (contained on page II-4).
        27.1            Financial Data Schedule.

------------------------

*   To be filed by amendment.